As filed with the Securities and Exchange Commission on September 15, 2017.

Registration No. 333-219992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Techpoint, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3674	80-0806545
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2550 N. First Street, #550

San Jose, CA 95131 USA

(408) 324-0588

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Fumihiro Kozato

President and Chief Executive Officer

2550 N. First Street, #550

San Jose, CA 95131 USA

(408) 324-0588

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James J. Masetti, Esq.

Matthew K. Desharnais, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304 USA

(650) 233-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (5)
Japanese Depositary Shares (3)	1,976,000	$7.00	$13,832,000	$1,603.13
Common Stock, par value $0.0001 per share (4)	1,976,000	$7.00	$13,832,000	$1,603.13

(1)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase from the Registrant to cover over-allotments as well as shares the managing underwriter may borrow from one of the Registrant’s existing stockholders to facilitate settlement during the over-allotment period.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3)	Each Japanese Depositary Share will represent one share of Common Stock.
(4)	Pursuant to Rule 457(i), no additional filing fee is payable with respect to the shares of Common Stock issuable upon cancellation of the Japanese Depositary Shares because no additional consideration will be received in connection with any such cancellation.
(5)	A registration fee of $1,418.15 was previously paid in connection with this Registration Statement based on a proposed maximum aggregate offering price of $12,236,000. The additional registration fee of $184.98 related to the increase in the maximum aggregate offering price has been calculated accordingly.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2017

Preliminary Prospectus

1,520,000 Japanese Depositary Shares

Representing 1,520,000 Shares of Common Stock

Japanese Depositary Shares

This is the initial public offering of Techpoint, Inc. Prior to this offering, there has been no public market for the Japanese depositary shares, or JDSs. We are offering 1,520,000 shares of our common stock, represented by 1,520,000 JDSs. The initial public offering price of the JDSs is expected to be between $5.00 and $7.00 per share. These JDSs will be offered in Japan and to investors located in jurisdictions other than the United States.

All of the shares of common stock sold to the public in this offering will be sold in the form of JDSs. Each JDS represents an ownership interest in one share of common stock.

Our JDSs have been approved for listing on the Mothers market of the Tokyo Stock Exchange under the securities identification code “M-6697.” Our shares of common stock will not be traded on any securities exchange in connection with this offering.

We are an ‘‘emerging growth company,” as defined in section 2(a) of the Securities Act of 1933, and may elect to comply with reduced U.S. public company reporting requirements. Investing in the JDSs or our underlying common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 11 of this prospectus.

	Per JDS	Total
Price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Techpoint, Inc., before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have an option to purchase a maximum of 228,000 additional shares of common stock represented by 228,000 JDSs from us at the public offering price, less underwriting discounts and commissions. The managing underwriter can exercise this option at any time during the period from September 29, 2017 until October 25, 2017. The managing underwriter intends to enter into a borrowing arrangement with one of our existing stockholders to facilitate the underwriters’ over-allotment option in accordance with Japanese laws.

Neither the Securities and Exchange Commission, the Tokyo Stock Exchange, the Japanese Financial Services Agency, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the JDSs to purchasers on or about                     , 2017.

Mizuho Securities Co., Ltd
Daiwa Securities Co. Ltd.	SBI Securities Co. Ltd.

The date of this prospectus is                 , 2017

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, JDSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the JDSs. Our business, financial condition, results of operations and prospects may have changed since that date.

Our JDSs have been approved for listing on the Mothers market of the Tokyo Stock Exchange. No additional action is being taken in any jurisdiction outside the United States to permit a public offering of the JDSs or our underlying common stock, or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States and Japan are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until the JDSs or our underlying common stock are listed for trading on a U.S. national securities exchange, trading in, or the offer and resale of, the JDSs or our underlying common stock will be subject to the securities laws of the various states of the United States in addition to the federal securities laws. These state securities laws cover all secondary trading of the JDSs and our underlying common stock that could enter a U.S. purchaser’s home state. As a result, investors in the JDSs may not resell their JDSs or our underlying common stock in the United States without satisfying the applicable state securities law or qualifying for an exemption therefrom, including the exemptions made available under the U.S. National Securities Markets Improvement Act of 1996.

Until              (the 90th day after the date of this prospectus), all dealers that buy, sell or trade in the JDSs or our underlying common stock in the United States, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

As used in this prospectus, unless the context otherwise requires or indicates, “Techpoint,” “the Company,” “our company,” “we,” “our” and “us” refer to Techpoint, Inc., a Delaware corporation, and its subsidiaries on a consolidated basis.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that is important to you or that you should consider before investing in the JDSs and our underlying common stock. You should carefully read the entire prospectus, including the risk factors, financial data, and financial statements included herein, before making a decision about whether to invest in the JDSs and our underlying common stock.

Overview

We are a fabless semiconductor company that designs, markets and sells mixed-signal integrated circuits for multiple video applications in the security surveillance and automotive markets. Our integrated circuits are enabling the transition from standard definition, or SD, video to high definition, or HD, video in the security surveillance and automotive industries. We target specific video applications that receive and process high definition analog video signals, including surveillance cameras, surveillance digital video recorders, or DVRs, as well as cameras in automobiles. We design application specific products that utilize our HD analog transmission technology and perform advanced digital video processing to facilitate the display, transmission and storage of video content. We believe designing our integrated circuits for specific applications allows us to better address varying end-customer requirements, fully leverage our technological capabilities and achieve greater share within our target markets.

Our solutions take HD video signals from a camera and convert them into analog signals for reliable long distance transmission, then convert the HD analog signal into the appropriate format for video processing and display. Our HD analog technology operates at the same 1080p HD resolution as digital HD, but processes video in an HD analog format and transmits the video in this same analog format, thereby eliminating the need for any compression or decompression. Our integrated circuits are based on our proprietary architecture and mixed signal technologies that we believe provide high video quality, enable high levels of integration and are cost effective.

Our integrated circuits are used by leading security surveillance manufacturers, such as Hikvision in China, IDIS in South Korea and AVTech in Taiwan. These three manufacturers are each a leading security surveillance manufacturer in its respective country. We work directly with these, and other end-customers to qualify our solutions in their product designs. We sell our products to distributors, who in turn, sell to our end-customers. Distributor purchases are a result of end-customer demand for our specific products. In fiscal year 2016, one of our distributors, Phitec, accounted for 85% of our revenue. One of our end-customers, Hikvision, accounted for 62% of our revenue in fiscal year 2016, substantially all of which occurred through Phitec. In the six months ended June 30, 2017, Phitec accounted for 70% of our revenue and Hikvision accounted for 61%, which primarily occurred through Phitec. Our sales made directly to Phitec are a result of demand from Hikvision for our specific products. We have also secured design wins with major automotive equipment manufacturers to sell our solutions to them for automotive backup cameras. We sold approximately $0.6 million and $1.2 million of our products into the automotive market in fiscal year 2016 and the six months ended June 30, 2017, respectively.

We began shipping our integrated circuits in 2013 and to date, we have sold over 50 million integrated circuits. Our revenue has increased from $13.6 million in the six months ended June 30, 2016 to $15.3 million in the six months ended June 30, 2017, and our net income increased from $1.7 million in the six months ended June 30, 2016 to $2.4 million in the six months ended June 30, 2017. Our revenue increased from $20.2 million in fiscal year 2015 to $27.2 million in fiscal year 2016, and our net income decreased from $4.1 million in fiscal year 2015 to $3.5 million in fiscal year 2016. The decrease in our net income in fiscal year 2016 is primarily attributable to increased tax payments due to a higher effective tax rate in fiscal year 2016, as a result of the release of our valuation allowance in fiscal year 2015. As of June 30, 2017, we had 58 employees, 21 of whom are in research and development. We also had 4 full-time contractors based in China and South Korea. Our headquarters are located in San Jose, California, with additional operations in Japan, Taiwan, China and South Korea.

Industry Background

There has been rapid growth for video applications in the security surveillance and automotive markets. We believe this growth is largely attributable to significant improvements in the user experience, including improvements in video quality, functionality, form factor and the cost of these systems.

We believe the video surveillance market will grow in the next several years. According to Markets and Markets, the worldwide revenue for video surveillance equipment is projected to increase from approximately $30 billion in 2016 to more than $75 billion in 2022, a compound annual growth rate of approximately 15.4%. As the surveillance market expands, we believe newly installed systems are more likely to implement an HD system and existing standard definition systems are increasingly being replaced with HD systems.

There are two principal digital HD technologies for the surveillance market, each of which presents tradeoffs. The first is an Internet Protocol, or IP, based solution. An IP-based system generally requires new infrastructure, can be complex to set up and creates a delay in the video because it must be compressed before being transmitted from the camera to a screen where it is subsequently decompressed and displayed. HD-serial digital interface, or HD-SDI, is a newer solution, which sends uncompressed digital video. In order to extend the transmission distance and lower the risk of picture cutoff, however, HD-SDI systems may require higher quality cable than standard definition solutions, which can result in significant costs. Finally, because each of these solutions transmit information digitally, significant interference or disruption in the signal can result in a complete cutoff of the picture. Even with these challenges, however, the higher quality video afforded by HD solutions has driven demand for HD security surveillance applications.

In the automotive industry, there are an increasing number of video applications, including backup cameras, surround view cameras, car black boxes and e-mirrors. There are several factors driving this trend in the automotive industry, including consumer demand as well as automotive safety regulations. For example, the United States Congress passed the Cameron Gulbransen Kids Transportation Safety Act in 2008, which required the United States Department of Transportation to implement rules requiring all automobiles sold in the United States to have backup cameras. As a result, all automobiles sold in the United States and built after May 1, 2018 must have backup cameras.

There are two primary digital HD solutions currently in the automotive marketplace: an IP -based solution and a serializer/deserializer, or SERDES, HD solution. The current IP-based HD solutions suffer from some of the same challenges these solutions face in surveillance systems, including high costs and performance issues. The SERDES HD solution also suffers from high cable costs, as expensive shielded cable must be installed throughout the car, while also having reliability concerns and high connector costs. Additionally, due to space constraints in vehicles, cables are frequently required to make sharp bends or twists that greatly increase the chances of signal interference and loss of signal. For a back-up camera, latency due to compression, or signal cutoff due to interference, can be a significant problem as the driver may hit an object before it is displayed on the screen. As in the security surveillance market however, demand for HD in automotive applications has been driven by the higher quality image it creates.

Our Strengths

Our integrated circuits are based on our proprietary high definition transport video interface, or HD-TVI, technology, which serves as the common foundation across most of our application specific products. Our integrated circuits have the following key strengths:

•	High Performance. Our integrated circuits are designed to deliver high performance by providing high video quality, no visual latency, and enabling long distance transmission of HD video without significant degradation and with high reliability. Our HD analog technology operates at the same 1080p HD resolution as digital HD, but processes video in an HD analog format and transmits the video in this same analog format, thereby eliminating the need for any compression or decompression. The result is that our HD-TVI integrated circuits can process high-quality HD video that can be transmitted without visual latency and can be sent reliably over long cable distances. We believe this helps address the shortcomings of alternative HD solutions, including latency in automobile back-up cameras.

•	Cost Effectiveness. Because our technology can utilize existing SD cables and does not require complicated configuration, it avoids the installation, retrofitting and set-up costs of IP-based solutions, as well as the expensive retrofitting and cabling that can be required for HD-SDI solutions. Our HD-TVI technology enables us to transmit video in an analog format, which means that surveillance systems and in-car video systems can also use less expensive cabling, including existing cabling from legacy SD surveillance systems. This lowers the overall systems cost for our end-customers.

•	High Levels of Integration. We integrate our HD-TVI receiver with sophisticated analog video and audio decoders to allow our HD-TVI products to support both high definition video, including other HD analog variants, as well as legacy standard definition video for both the security surveillance and automotive backup camera market. This compatibility provides our end-customers, and in particular our surveillance end-customers, with more flexibility in designing their system, and allows them to stage their system upgrades over time.

•	Design Efficiency. Our digital and analog design architecture allows us to operate at small process geometries for both our analog and digital technologies to achieve small die sizes resulting in advantages in cost, performance and power consumption. We believe this enables us to provide a comprehensive solution at a cost effective price point, without sacrificing our business objectives.

Additionally, our experienced leadership team brings over 34 years of management experience at semiconductor companies targeting the security surveillance and automotive markets. Our CEO and CTO have worked together for over 19 years at three companies including Techpoint. We believe that our leadership team’s experience with one another and in the industry helps to bring stability to our company and set the tone for our company culture of practical innovation and growth.

Our Growth Strategy

Key elements of our strategy include:

•	Target Multiple High Growth Video Applications. We intend to address a number of video applications in the security surveillance and automotive markets that provide us with multiple high growth opportunities, including HD analog cameras, HD surveillance DVRs, in-car HD backup cameras and HD surround view cameras. As the transition from standard definition to HD video continues, we expect the opportunities that we have within our current target markets to continue to grow.

•	Develop Additional Application Specific Products. We believe that our application specific product strategy allows us to better address varying end-customer requirements, fully leverage our technology capabilities and achieve a greater share within our target markets. We plan to maintain and expand upon this product strategy in the future.

•	Develop New Technologies. We plan to continue to develop additional technologies to address evolving end-customer requirements. For example, we are developing technologies that are important for next generation Ultra HD resolution camera and video products.

•	Expand Customer Relationships. Our integrated circuits are used by leading security surveillance manufacturers, such as Hikvision in China, IDIS in South Korea and AVTech in Taiwan. We also have design wins with major automotive equipment manufacturers. We intend to continue to expand our sales, marketing and technical support capabilities to pursue additional design wins with our existing end-customers and to develop relationships with new end-customers in our target markets. We believe that due to the lengthy sales and product cycles, design wins in the automotive industry have the potential to translate into several years of product sales.

•	Strengthen Our Market Presence Through Selected Acquisitions. We intend to actively consider acquisitions of companies or technologies that can add to or complement our solutions. We believe well-conceived and implemented acquisitions can enable us to increase our market penetration and broaden our technology and product offerings.

Risk Factors

Our business, the JDSs and our underlying common stock are subject to numerous risks, including those described in the section titled “Risk Factors” immediately following this prospectus summary. Some of the more significant risks are:

•	Our limited operating history, which makes it difficult to evaluate our current business and future prospects.

•	The intense competition we face, including from our end-customers and potential end-customers. If we fail to compete effectively, our market share, revenue and profitability will be materially adversely affected.

•	We depend on key and highly skilled personnel to operate our business. If we are unable to retain our current personnel and hire additional personnel, our ability to develop and market our products could be harmed.

•	We primarily sell our products through a limited number of distributors and to a limited number of end-customers. If our relationships with one or more of those distributors or end-customers were to terminate, our operating results may be harmed.

•	Our revenue and operating results will fluctuate from period to period, which could cause the market price of your JDSs to decline.

•	We rely on third parties to manufacture, package, assemble and test our products.

•	The market for our products is characterized by declines in average selling prices, which could negatively affect our revenue and margins.

•	We may not sustain or increase profitability in the future, which may cause the market price of your JDSs to decline.

•	There has been no prior offering of JDSs, a relatively new and previously unused form of representative security, and there is no current or planned market for our underlying common stock, each of which may negatively impact the liquidity and market price of your JDSs or result in other negative consequences.

•	We do not presently intend to facilitate secondary trading of our JDSs or common stock in the United States and we are not taking any of the steps necessary to register our JDSs or common stock with the securities division of any state within the United States or seek an exemption for such secondary trading.

Corporate Information

We were originally incorporated in California in April 2012, and we reincorporated into Delaware in July 2017. Our principal executive offices are located at 2550 N. First Street, #550, San Jose, California 95131, and our telephone number is (408) 324-0588. Our website is techpointinc.net. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Unless otherwise indicated, the terms “Techpoint,” “we,” “us” and “our” refer to Techpoint, Inc., a Delaware corporation, together with its consolidated subsidiaries.

The Techpoint logo and the marks “Techpoint,” “TVI,” and “HD-TVI,” are the property of Techpoint, Inc. This prospectus contains additional trade names, trademarks, and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally not available to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the first fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million in market value of common equity securities held by non-affiliates; (3) the issuance, in any three-year period, by us of more than $1.07 billion in non-convertible debt securities; (4) and the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold shares.

THE OFFERING

Japanese Depositary Shares, or JDSs, to be offered	1,520,000 JDSs

JDSs to be outstanding after this offering	1,520,000 JDSs

Common Stock to be outstanding after this offering	16,693,905 shares

Underwriter’s option to purchase additional JDSs	The underwriters have an option to purchase a maximum of 228,000 additional shares of common stock represented by 228,000 JDSs. All of the shares subject to the option would be sold by us. The managing underwriter may exercise this option at any time during the period from September 29, 2017 until October 25, 2017. In addition, one of our existing stockholders intends to agree to lend the managing underwriter 228,000 shares of common stock from September 27, 2017 to November 1, 2017 to facilitate the managing underwriters’over-allotment option in accordance with Japanese law.

The JDSs	Each JDS represents an interest in one share of our common stock. The trust will be the holder of the common stock underlying the JDSs and you will have the rights of a JDS holder as provided in the trust agreement among us, the trustees, the settlor and the holders.

JDSs are units of beneficial ownership in our shares of common stock held in trust by the Trustees. The JDSs entitle holders to dividends, if any, and other rights economically equivalent to our shares of common stock on a one-for-one basis, including the right to attend stockholders’ meetings. The JDSs are also convertible at the option of the holders into our shares of our common stock on a one-for-one basis, such that for every one JDS converted, a holder will receive one share of common stock. The trust, as the stockholder of record, will vote the underlying shares in accordance with the directions of the JDSs holders.

To better understand the terms of the JDSs, you should carefully read the section in this prospectus entitled “Description of Japanese Depositary Shares.” We also encourage you to read the trust agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of proceeds

We estimate that the net proceeds to us from this offering will be $5.8 million, assuming an initial public offering price of $6.00 per JDS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds received by us from this offering primarily for general corporate purposes, including working capital, to fund further expansion of our sales and marketing efforts, continued investments in research and development, capital expenditures, general corporate purposes and for working capital. In addition, we may use a portion of the net proceeds of this offering for acquisitions of complementary businesses, technologies or other assets. However, we do not have any agreements or understandings for any acquisitions at this time.

Risk factors	See “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the JDSs and our underlying common stock.

Mothers market of the Tokyo Stock Exchange securities identification code	M-6697

Trustees	Mitsubishi UFJ Trust and Banking Corporation, and The Master Trust Bank of Japan, Ltd.

Settlor	Mizuho Securities Co., Ltd.

Japanese Offering	We are filing a securities registration statement to permit a public offering of the JDSs in Japan and intend to offer the JDSs through Japanese underwriters. The JDSs will be offered in Japan and to investors located in jurisdictions other than the United States. No offering of the JDSs or our common stock is presently planned in the United States. Additionally, we do not presently intend to facilitate a secondary market in the United States, or anywhere outside of Japan, for the JDSs or our common stock.

The number of shares of common stock to be outstanding after this offering is based on 14,760,238 shares of our common stock outstanding as of June 30, 2017, on an as converted basis, and excludes 413,667 shares of issued but unvested restricted stock as of June 30, 2017, which are not considered issued for accounting purposes, and the following:

•	1,248,834 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2017 under our 2012 Stock Incentive Plan with weighted-average exercise price of $1.79 per share;

•	1,608,649 shares of common stock reserved for future issuance under our 2012 Stock Incentive Plan; and

•	2,500,000 shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2017 Stock Incentive Plan, which will become effective in connection with this offering. On the date of this prospectus, any shares available for issuance under our 2012 Stock Incentive Plan will be added to the shares reserved under our 2017 Stock Incentive Plan, and we will cease granting awards under our 2012 Stock Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	that our restated certificate of incorporation, which will be in effect at the completion of this offering, and our restated bylaws, which will be in effect at the completion of this offering, each are in effect;

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 10,742,500 shares of common stock immediately upon the closing of this offering;

•	no exercise of outstanding stock options subsequent to June 30, 2017;

•	no exercise by the underwriters of their option to purchase up to 228,000 additional shares of common stock from us represented by 228,000 JDSs; and

•	an exchange rate of ¥109.75 Japanese yen to $1.00 U.S. dollar, which was the exchange rate as of August 29, 2017, as quoted by Bloomberg.

SUMMARY CONSOLIDATED FINANCIAL DATA

We derived the summary consolidated statement of operations data for the years ended December 31, 2016 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. The summary condensed consolidated statements of operations data for the six months ended June 30, 2017 and 2016, and the condensed consolidated balance sheet data as of June 30, 2017 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results of the entire year. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$20,245	$27,156	$13,640	$15,269
Cost of revenue (1)	8,803	12,735	6,448	6,321

Gross profit	11,442	14,421	7,192	8,948

Operating expenses: (1)
Research and development	4,964	4,380	2,196	2,662
Selling, general and administrative	2,592	4,678	2,462	2,584

Total operating expenses	7,556	9,058	4,658	5,246

Income from operations	3,886	5,363	2,534	3,702
Other income (expense)	3	—	11	(10)

Income before income taxes	3,889	5,363	2,545	3,692
Income taxes	(168)	1,882	833	1,278

Net income	$4,057	$3,481	$1,712	2,414

Net income per share:
Basic	$0.30	$0.24	$0.12	$0.17
Diluted	0.28	0.23	0.11	0.16
Unaudited pro forma basic		0.24		0.17
Unaudited pro forma diluted		0.23		0.16

Weighted average shares used in net income per share calculations:
Basic	3,007	3,494	3,426	3,849
Diluted	3,774	4,358	4,298	4,648
Unaudited pro forma basic		14,236		14,592
Unaudited pro forma diluted		15,101		15,391

(1)	Includes stock-based compensation expense as follows (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
Cost of revenue	$7	$15	$7	$13
Research and development	73	102	48	77
Selling, general and administrative	84	322	132	199

Total	$164	$439	$187	$289

	As of June 30, 2017
	Actual	Pro Forma (1)	Pro Forma as Adjusted (2)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$11,932	$11,932	$17,704
Property and equipment, net	375	375	375
Total assets	17,879	17,879	23,651
Current liabilities	1,742	1,742	1,742
Convertible preferred stock	8,794	—	—
Total stockholders’ equity	16,011	16,011	21,783

(1)	The pro forma column reflects the conversion of all outstanding shares of our convertible preferred stock into 10,742,500 shares of our common stock in connection with this offering.
(2)	The pro forma as adjusted column reflects the conversion of all outstanding shares of our convertible preferred stock into 10,742,500 shares of our common stock in connection with this offering and the receipt of approximately $5.8 million in net proceeds from the sale of 1,520,000 shares of common stock by us in this offering at the initial public offering price of $6.00 per share of common stock, or $6.00 per JDS, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in the JDSs and our underlying common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of the JDSs could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our current business and future prospects.

We were incorporated in 2012 and began shipping our integrated circuits in 2013. Our limited operating history and limited experience selling products, combined with the rapidly evolving and competitive nature of our markets, makes it difficult to evaluate our current business and future prospects. In addition, we have limited insight into emerging trends that may adversely affect our business, financial condition, results of operations and prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenue and increased expenses as we continue to grow our business. The viability and demand for our products may be affected by many factors outside of our control, such as the factors affecting the growth of the security surveillance and automotive industries in general, and the growth and adoption of new security surveillance technologies and automotive video applications in particular, and changes in macroeconomic conditions. Our future revenue growth rate, and the success of our business, will depend in particular upon the success of our automotive video business. We have not yet recognized significant revenue from the automotive market, and we may not be successful in growing our revenue in this area. If we do not manage these risks and overcome these difficulties successfully, our business will suffer.

We face intense competition, including from our end-customers and potential end-customers, and we may not be able to compete effectively, which could reduce our market share and decrease our revenue and profitability.

The markets in which we operate are extremely competitive and are characterized by rapid technological change, continuous evolving end-customer requirements and declining average selling prices. We may not be able to compete successfully against current or potential competitors, which include our current or potential end-customers as they seek to internally develop solutions competitive with ours. If we do not compete successfully, our market share and revenue may decline. We compete with large semiconductor manufacturers and designers, large automotive equipment manufacturers’ internally developed solutions, and others, and our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we do. This may allow them to respond more quickly than we can to new or emerging technologies or changes in customer requirements. In addition, these competitors may have greater credibility with our existing and potential end-customers. Some of our current and potential end-customers with their own internally developed solutions may choose not to purchase products from third-party suppliers like us.

We primarily sell our products through a limited number of distributors and to a limited number of end-customers, and if our relationships with one or more of those distributors or end-customers were to terminate, our operating results may be harmed.

We market and distribute our products primarily through a limited number of distributors, most of which are located in Asia. This distribution channel has been characterized by rapid change and consolidations. Distributors have accounted for a significant portion of our revenue in the past. Sales to our distributors represented substantially all of our revenue in the six months ended June 30, 2017 and 2016, and the years ended

December 31, 2016 and 2015. One of our distributors, Phitec, accounted for 70%, 87%, 85% and 82% of our revenue in the six months ended June 30, 2017 and 2016, and the years ended December 31, 2016 and 2015, respectively. We do not have any long-term contractual commitments with our distributors.

One of our end-customers, Hikvision, the largest security surveillance manufacturer in China, accounted for 61%, 65%, 62%, and 78% of our revenue in the six months ended June 30, 2017 and 2016, and the years ended December 31, 2016 and 2015, respectively. Another end-customer, XiongMai, accounted for 11% of our revenue in fiscal year 2016. Our sales to Hikvision and XiongMai primarily occur through Phitec, as distributor, who purchases our products as a result of demand from Hikvision and XiongMai for our specific products. We do not have any long-term contractual commitment with Hikvision or XiongMai. Hikvision accounted for approximately 15% of worldwide security surveillance shipments in 2016, and losing them as an end-customer, or if they decide to scale back use of our products, could have a material and adverse effect on our business.

Our operating results and financial condition could be significantly disrupted by the loss of one or more of our current end-customers, distributors and sales representatives, volume pricing discounts, order cancellations, delays in shipment by one of our major distributors, end-customers or sales representatives, or the failure of our distributors or sales representatives to successfully sell our products. Additionally, customer buying patterns change and can fluctuate from quarter to quarter and impact our results of operations, particularly for significant end-customers. For example, in the second quarter of 2017, Hikvision purchased approximately $1.0 million more of our products than in the first quarter of 2017. These buying patterns can change as a result of factors beyond our control, including inventory adjustments by our end-customers, or due to changes in their anticipated or forecasted demand, which could materially harm our results of operations.

Our revenue and operating results will fluctuate from period to period, which could cause the market price of your JDSs to decline.

Our revenue and operating results are difficult to predict, have in the past fluctuated, and may in the future fluctuate from period to period. It is possible that our operating results in some periods will be below market expectations. This would likely cause the market price of your JDSs to decline. Our operating results in any given period may be affected by a number of factors, including:

•	unpredictable volume and timing of end-customer orders, which are not fixed by contract and vary on a purchase order basis;

•	uncertain demand in our primary end markets for our products;

•	the loss of one or more of our distributors or end-customers, causing a significant reduction or postponement of orders from these end-customers;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components used in our end-customers’ products;

•	our end-customers’ sales outlook, purchasing patterns and inventory adjustments based on demands and general economic conditions;

•	changes in end-customer order patterns including order cancellations;

•	product obsolescence and our ability to manage product transitions;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;

•	the timing of new product announcements or introductions by us or by our competitors;

•	changes in business and economic conditions that could affect consumer confidence; and

•	fluctuations in our effective tax rate.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses is relatively fixed in the short-term. We have limited historical financial data from which to predict future sales for our products. As a result, it is difficult for us to forecast our future revenue and budget our operating expenses accordingly. If revenue for a particular period is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that period, which would harm our operating results for that period.

If the growth of demand for video applications for the security surveillance and automotive markets does not continue, and if we are unsuccessful in selling into the automotive market our ability to increase our revenue and operating results could suffer.

Our ability to increase our revenue will depend on increased demand for video applications in the security surveillance and automotive markets. In the six months ended June 30, 2017, 92% of our revenue was derived from the sale of our products designed for the security surveillance market. In fiscal year 2016, 98% of our revenue was derived from the sale of our products designed for the security surveillance market. If our products sold into this market decline or do not increase, or if demand slows in this market generally, our operating results would suffer. In addition, we have increased our focus on the automotive market and have devoted substantial resources to the development of products for video applications that address this market. We expect that the automotive market will be a substantial driver of our future business, however, we may not be successful developing and marketing our solutions for this market, or gain significant market share. If we are not successful in selling our products into this market, or if the automotive industry in general experiences weak demand, we may not recover the costs associated with our efforts in this area and our operating results could suffer.

The growth of our target markets is uncertain and will depend in particular upon:

•	the pace at which new HD video applications are adopted;

•	evolving regulation in different jurisdictions governing backup cameras in automotive applications;

•	a continued reduction in the costs of products in these markets;

•	the availability, at a reasonable price, of components required by such products, such as LCD panels; and

•	consumer confidence and the continued increase of consumer spending levels.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and market our products could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering and sales and marketing personnel. We operate in locations where competition for engineering talent is particularly intense, including the Silicon Valley. If we are unable to recruit and retain skilled personnel, our business could suffer and our financial results could decline. The loss of any key personnel or the inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell, our products and harm the market’s perception of us. We do not have long-term employment contracts with any of our employees, including our key personnel, and their knowledge of our business and industry would be extremely difficult to replace.

We may not sustain or increase profitability in the future, which may cause the market price of your JDSs to decline.

To sustain or increase profitability, we will need to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. We recorded net income of $2.4 million and $1.7 million for the six months ended June 30, 2017 and 2016, respectively. We recorded net income of $3.5 million and $4.1 million for the years ended December 31, 2016 and 2015, respectively, despite a 34% increase in revenue. The decrease in our net income in fiscal year 2016 is primarily attributable to increased tax payments due to a higher effective tax rate in fiscal year 2016, as a result of the release of our valuation allowance in fiscal year 2015. In part, this decrease was also due to increased costs as we have begun to prepare to become a publicly traded company. We currently expect to increase expense levels in each of the next several quarters to support increased research and development, sales and marketing, and regulatory compliance efforts. These expenditures may not result in increased revenue or end-customer growth. Because many of our expenses are fixed in the short-term, or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales. We also believe our future effective tax rate will be at or near the current statutory tax rate, which is higher than our average historical annual effective tax rate. This will harm our future financial results and negatively impact our profitability. We may not be able to sustain or increase profitability on a quarterly or an annual basis. This may, in turn, cause the price of your JDSs to decline.

We may not be able to manage our future growth effectively, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth.

We have experienced a period of significant growth and expansion, which has placed, and any future expansion will continue to place, a significant strain on management, personnel, systems and financial resources. We have hired additional employees to support an increase in research and development as well as increase our sales and marketing and general and accounting efforts, which resulted in increasing our headcount from 21 employees and full-time consultants as of December 31, 2013 to 58 employees and full-time consultants as of June 30, 2017. To manage our growth successfully, we believe we must effectively:

•	train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel and financial and information technology personnel;

•	continue to enhance our customer resource management and manufacturing management systems;

•	implement additional and improve existing administrative, financial and operations systems, procedures and controls, including the requirements of the U.S. Sarbanes-Oxley Act of 2002 and other regulations we are subject to in the United States and in Japan;

•	expand and upgrade our technological capabilities; and

•	manage multiple relationships with our end-customers, distributors, suppliers and other third-parties.

Our efforts may require substantial managerial and financial resources and may increase our operating costs even though these efforts may not be successful. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, satisfy end-customer requirements, execute our business plan or respond to competitive pressures.

Changes to industry standards and technical requirements relevant to our products and markets could adversely affect our business, results of operations and prospects.

Our products are only a part of larger electronic systems. All products incorporated into these systems must comply with various industry standards and technical requirements created by regulatory bodies or industry participants in order to operate efficiently together. Industry standards and technical requirements in our markets are evolving and may change significantly over time. In addition, large industry-leading semiconductor and electronics companies play a significant role in developing standards and technical requirements for the product ecosystems within which our products can be used. Automotive companies typically have exacting requirements for components in their vehicles, which must meet a variety of standards. Our end-customers also may design certain specifications and other technical requirements specific to their products and solutions. These technical requirements may change as the end-customer introduces new or enhanced products and solutions.

Our ability to compete in the future will depend in part on our ability to identify and comply with evolving industry standards and technical requirements. The emergence of new industry standards and technical requirements could render our products incompatible with products developed by other suppliers or make it difficult for our products to meet the requirements of certain of our end-customers in consumer, industrial, automotive and other markets. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards and requirements. If our products are not in compliance with prevailing industry standards and technical requirements for a significant period of time, we could miss opportunities to achieve crucial design wins, our revenue may decline and we may incur significant expenses to redesign our products to meet the relevant standards, which could adversely affect our business, results of operations and prospects.

The market for HD video application integrated circuits is characterized by declines in average selling prices, which we expect to continue, and which could negatively affect our revenue and margins.

Our end-customers expect the average selling price of our products to decrease year-over-year and we expect this trend to continue. When such pricing declines occur, we may not be able to mitigate the effects by selling more or higher margin units, or by reducing our manufacturing costs. In such circumstances, our operating results could be materially and adversely affected. Our products have experienced declining average selling prices over their life cycle. The rate of decline may be affected by a number of factors, including relative supply and demand, the level of competition, production costs and technological changes. As a result of the decreasing average selling prices of our products following their launch, our ability to increase or maintain our margins depends on our ability to introduce new or enhanced products with higher average selling prices and to reduce our per-unit cost of sales and our operating costs. We may not be able to reduce our costs as rapidly as companies that operate their own manufacturing, assembly and testing facilities, and our costs may even increase because we do not operate our own manufacturing, assembly or testing facilities, which could also reduce our gross margins. In addition, our new or enhanced products may not be as successful or enjoy as high margins as we expect. If we are unable to offset any reductions in average selling prices by introducing new products with higher average selling prices or reducing our costs, our revenue and margins will be negatively affected and may decrease.

We have engaged in acquisitions in the past and may continue to expand through acquisitions of, or investments in, other companies, which may divert our management’s attention, harm our operating results, result in additional dilution to stockholders and use resources that are necessary to operate our business.

In the past, we have grown our business through acquisitions and we may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our business, enhance our technical capabilities or otherwise offer growth opportunities. For example, in 2013, we acquired certain high-definition video assets from a third party. Such acquisitions or investments could create risks for us, including:

•	difficulties in assimilating acquired personnel, operations and technologies or realizing synergies expected in connection with an acquisition, particularly with acquisitions of companies with large and widespread operations, complex products or that operate in markets in which we historically have had limited experience;

•	unanticipated costs or liabilities, including possible litigation, associated with the acquisition;

•	incurrence of acquisition-related costs and goodwill;

•	diversion of management’s attention from other business concerns;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate an acquisition.

A significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill or other intangible assets, which must be assessed for impairment at least annually. If such acquisitions do not yield expected returns, we may be required to take charges to our earnings based on this impairment assessment process, which could harm our results of operations.

We may be unable to complete acquisitions at all or on commercially reasonable terms, which could limit our future growth. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results and result in a decline in our stock price and further restrict our ability to pursue business opportunities, including potential acquisitions. In addition, if an acquired business fails to meet our expectations, our operating results may suffer.

We manufacture our products based on our estimates of end-customer demand, and if our estimates are incorrect or our end-customers cancel their orders our financial results could be negatively impacted.

Our sales are made on the basis of purchase orders rather than long-term purchase commitments. In addition, our distributors may cancel purchase orders or defer the shipments of our products. We manufacture our products according to our estimates of end-customer demand. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate end-customer demand, we may manufacture products that we may not be able to sell. As a result, we would have excess inventory, which would increase our losses. Conversely, if we underestimate end-customer demand or if sufficient manufacturing capacity were unavailable, we would forego revenue opportunities, lose market share and damage our relationships.

If we fail to develop new products and enhance our existing products in order to react to rapid technological change and market demands, our business will suffer.

We must develop new products and enhance our existing products with improved technologies to meet rapidly evolving end-customer requirements. We need to design products for end-customers who continually require higher performance and functionality at lower costs. For example, we anticipate that sales of 1080p products will decrease as the market moves to higher resolution displays, such as 4K, in the coming years. We must, therefore, continue to cost-effectively add features that enhance performance and functionality to our products. The development process for these advancements is lengthy and requires us to accurately anticipate market trends. Our failure to accurately anticipate market trends in a timely manner will harm the market acceptance of our products and the sales of our products.

Developing and enhancing these products is uncertain and can be time-consuming, costly and complex. There is a risk that these developments and enhancements will be late, fail to meet end-customer or market specifications or not be competitive with products from our competitors that offer comparable or superior performance and functionality. Any new products or product enhancements may not be accepted in new or existing markets. Our business will suffer if we fail to develop and introduce new products or product enhancements on a cost-effective basis.

We rely on a limited number of independent subcontractors for the manufacture, assembly and testing of our semiconductors, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested could damage our relationships with our end-customers, decrease our sales and limit our growth.

We do not have our own manufacturing or assembly facilities and have very limited in-house testing facilities. Therefore, we must rely on third-party vendors to manufacture, assemble and test the products we design. We currently rely on Taiwan Semiconductor Manufacturing Company, or TSMC, to produce almost all of our semiconductors. We rely on Advanced Semiconductor Engineering, Inc., or ASE, to assemble, package and test almost all of our products. If these vendors do not provide us with high-quality products, services and production and test capacity in a timely manner, or if one or more of these vendors terminates its relationship with us, we may be unable to obtain satisfactory replacements to fulfill end-customer orders on a timely basis, our relationships with our end-customers could suffer and our sales could decrease. Other significant risks associated with relying on these third-party vendors include:

•	reduced control over product cost, delivery schedules and product quality;

•	potential price increases;

•	inability to achieve required production or test capacity and achieve acceptable yields on a timely basis;

•	longer delivery times;

•	increased exposure to potential misappropriation of our intellectual property;

•	shortages of materials that foundries use to manufacture products;

•	labor shortages or labor strikes; and

•	quarantines or closures of manufacturing facilities due to the outbreak of viruses, such as SARS, the avian flu or any similar future outbreaks in Asia.

We currently do not have long-term supply contracts with any of our third-party vendors. Therefore, they are not obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. Neither TSMC nor ASE has provided contractual assurances to us that adequate capacity will be available for us to meet future demand for our products. These third-party vendors may allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than we are or that have long-term agreements with TSMC or ASE may cause either or both of them to reallocate capacity to those customers, decreasing the capacity available to us.

Changes to industry regulations relevant to our products and markets could adversely affect our business, results of operations and prospects.

In 2014 the U.S. National Highway Traffic Safety Administration issued new rules that require new cars sold in the United States to have backup cameras by 2018. This date had been postponed in the past, and could be postponed again. Our market projections assume that the implementation of these rules is not delayed, and that the rules are not modified in a way that is unfavorable to us and our products. Additionally, there is no guarantee that other jurisdictions will follow the lead of the United States and require backup cameras on vehicles. While we currently anticipate that consumers and regulators in other jurisdictions, including the European Union, will adopt backup cameras, there is no guarantee that this will happen within a time frame that we can take advantage of, or at all. If automotive backup cameras do not become widespread our target market may be much smaller than we anticipate, limiting our potential growth and revenue.

We rely on our relationships with Original Design Manufacturers, or ODMs, to enhance our solutions and market position, and our failure to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

We develop our products for ODMs that serve a variety of end markets including home and office security surveillance, and automotive applications. For each application, manufacturers create products that incorporate specialized semiconductor technology, which producers further down the supply chain integrate into their products. For example, our solutions may be integrated into a more comprehensive video product that is incorporated into an automotive vehicle or aftermarket system and sold to consumers. We must work closely with manufacturers to ensure that each new generation of our solutions becomes qualified for use in their products. As a result, maintaining close relationships with leading product manufacturers in our target markets is crucial to the long-term success of our business. We could lose these relationships for a variety of reasons, including our failure to qualify as a vendor, our failure to demonstrate the value of our new solutions, declines in product quality, or if ODMs seek to work with vendors with broader product suites, greater production capacity or greater financial resources. If our relationships with key industry participants were to deteriorate or if our solutions were not qualified by our end-customers, our market position and revenue could be materially and adversely affected.

Our business depends on customers, suppliers and operations in Asia, and as a result we are subject to regulatory, operational, financial and political risks, which could adversely affect our financial results.

The percentage of our revenue attributable to sales to customers in Asia was greater than 99% in the six months ended June 30, 2017 and 2016, and the years ended December 31, 2016 and 2015. We derived 84%, 90%, 88% and 87% of our revenue from sales to customers in China in the six months ended June 30, 2017 and 2016, and the years ended December 31, 2016 and 2015, respectively. We expect that revenue from customers in Asia will continue to account for substantially all of our revenue. All our sales currently are denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets.

Currently, we rely on a network of sales representatives to sell our products internationally. We also have offices in Japan, which serves various aspects of our business. Moreover, we have in the past relied on, and expect to continue to rely on, suppliers, manufacturers and subcontractors primarily located in Taiwan. Accordingly, we are subject to several risks and challenges, any of which could harm our business and financial results. These risks and challenges include:

•	difficulties and costs of staffing and managing international operations across different geographic areas and cultures;

•	compliance with a wide variety of domestic and foreign laws and regulations, including those relating to the import or export of semiconductor products;

•	legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers;

•	foreign currency exchange fluctuations relating to our international operating activities;

•	our ability to receive timely payment and collect our accounts receivable;

•	political, legal and economic instability, foreign conflicts and the impact of regional and global infectious illnesses in the countries in which we and our customers, end-customers, suppliers, manufacturers and subcontractors are located;

•	legal uncertainties regarding protection for intellectual property rights in some countries; and

•	fluctuations in freight rates and transportation disruptions.

We have operations outside of the United States and intend to expand our international operations, which exposes us to significant risks.

We have offices in the United States, Japan, South Korea, China and Taiwan. We presently intend to expand our operations in Asia, specifically in Japan. The success of our business depends, in large part, on our ability to operate successfully from geographically disparate locations and to further expand our international operations and sales. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those we face in the United States. We cannot be sure that further international expansion will be successful. In addition, we face risks in doing business internationally that could expose us to reduced demand for our products, lower prices for our products or other adverse effects on our operating results. Among the risks we believe are most likely to affect us are:

•	difficulties, inefficiencies and costs associated with staffing and managing foreign operations, including the regulations we will be subject to as a U.S. company with securities publicly traded in Japan;

•	longer and more difficult end-customer qualification and credit checks;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	the need for various local approvals to operate in some countries;

•	difficulties in entering some foreign markets without larger-scale local operations;

•	compliance with local laws and regulations;

•	unexpected changes in regulatory requirements;

•	reduced protection for intellectual property rights in some countries;

•	adverse tax consequences as a result of repatriating cash generated from foreign operations to the United States;

•	adverse tax consequences, including potential additional tax exposure if we are deemed to have established a permanent establishment outside of the United States;

•	the effectiveness of our policies and procedures designed to ensure compliance with the U.S. Foreign Corrupt Practices Act and similar regulations, and foreign laws generally;

•	fluctuations in currency exchange rates, which could increase the prices of our products to end-customers outside of the United States, increase the expenses of our international operations by reducing the purchasing power of the U.S. dollar and expose us to foreign currency exchange rate risk if, in the future, we denominate our international sales in currencies other than the U.S. dollar;

•	new and different sources of competition; and

•	political and economic instability, and terrorism.

Our failure to manage any of these risks successfully could harm our operations and reduce our revenue.

We face risks associated with doing business in China.

We derived 84%, 90%, 88%, and 87% of our revenue in the six months ended June 30, 2017 and 2016, and the years ended December 31, 2016 and 2015, respectively, from distributors located in China. Additionally, in the six months ended June 30, 2017 and the year ended December 31, 2016 we derived 67% and 73%, respectively, of our revenue from sales to two of our China based end-customers, which we primarily sell to through one of our China based distributors. As a result, the economic, political, legal and social conditions in China could have a material adverse effect on our business, results of operations and financial condition. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. Various factors may in the future cause the Chinese government to impose controls on credit or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products. In addition, the legal system in China has inherent uncertainties that may limit the legal protections available in the event of any claims or disputes that we have with third parties, including our ability to protect the intellectual property we develop in China or elsewhere. As China’s legal system is still evolving, the interpretation of many laws, regulations and rules is not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the remedies available in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Some of the other risks related to doing business in China include:

•	the Chinese government exerts substantial influence over the manner in which we must conduct our business activities;

•	restrictions on currency exchange may limit our ability to receive and use our cash effectively;

•	increased uncertainties related to the enforcement of intellectual property rights;

•	the Chinese government may favor local businesses and make it more difficult for foreign businesses to operate in China on an equal footing, or generally;

•	increased uncertainties related to the enforcement of contracts with certain parties; and

•	more restrictive rules on foreign investment could adversely affect our ability to expand our operations in China.

As a result of our growing operations in China, these risks could have a material adverse effect on our business, results of operations and financial condition.

Due to the cyclical nature of the semiconductor, electronics and automotive industries, our operating results may fluctuate significantly, which could adversely affect the market price of your JDSs.

The semiconductor, electronics and automotive industries are highly cyclical and subject to rapid change and evolving industry standards and, from time to time, have experienced significant downturns. These downturns are characterized by decreases in product demand, excess customer inventory and in certain instances accelerated erosion of prices. Any downturns in any of these industries may be severe and prolonged, and any failure of any of these industries to fully recover from downturns could harm our business. The semiconductor industry, in particular, also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products. Accordingly, our operating results have varied and may vary significantly as a result of the general conditions in the semiconductor, electronics and automotive industries, which could cause our the market price of your JDSs to decline.

Our headquarters are located in the State of California and we have operations in Japan, which we intend to expand, which are areas subject to significant earthquake risks and other natural disasters. Any disruption to our or our third-party vendors’ operations resulting from earthquakes or other natural disasters could cause significant delays in the production or shipment of our product.

Our headquarters are located in Northern California and we have operations in Japan, which we intend to expand. Additionally, our third-party vendors, including TSMC and ASE, are also located in the Pacific Rim region. The risk of an earthquake, typhoon, tsunami or other extreme weather in the Pacific Rim region including California, Japan, and Taiwan where some of our third-party vendors are located, is significant due to the proximity of major earthquake fault lines. For example, the Kumamoto Great Earthquake in 2016 may impact our end-customers, as many buildings and factories in Japan were damaged, and as a result these end-customers may purchase fewer semiconductors from us than they have historically, which may harm our results. We are also vulnerable to damage from other types of disasters, such as power loss, disruption due to nuclear disaster, fire, floods and similar events. If any such disaster were to occur, our ability to operate our business could be seriously impaired. In addition, we may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Uncertain geopolitical conditions could have a material adverse effect on our business and the market on which your JDSs will trade, which could cause the market price of your JDSs to decline.

Our JDSs will be listed on the Mothers market on the Tokyo Stock Exchange. In addition, a significant portion of our business is conducted internationally, particularly in Japan. The Japanese economy is exposed to uncertainty in geopolitical conditions, including concerns over North Korea’s nuclear weapons program. Given Japan’s close proximity to North Korea, continuing tensions between North Korea and other countries could have adverse consequences in Japan. In recent months, there have been heightened security concerns regarding North Korea’s nuclear weapons and long-range ballistic missile programs. This has resulted in increased uncertainty regarding both North Korea’s actions and those of the United States. If North Korea were to take an aggressive action, including acts of war, trading on the Mothers market may be disrupted and our business operations in Japan and elsewhere could be disrupted as well. In addition, terrorist acts and other acts of violence and political unrest could have an adverse impact on our business. If our business and the trading of our JDSs on the Mothers market is disrupted as a result of acts of war, hostilities, terrorism or other conditions leading to geopolitical unrest, particularly in the region surrounding Japan, the market price of your JDSs could decline.

Our sales cycle can be lengthy, which could result in uncertainty and delays in generating revenue.

We have experienced a lengthy sales cycle for some of our products, particularly those designed for HD video applications in the automotive market. Our sales cycles typically ranges from three to six months for the security surveillance market and one to three years for the automotive industry. We may experience a delay between the time we increase expenditures for research and development, sales and marketing efforts and inventory to the time we generate revenue, if any, from these expenditures. In addition, because we do not have long-term commitments from our end-customers, we must repeat our sales process on a continual basis even for current end-customers looking to purchase a new product. As a result, our business could be harmed if an end-customer reduces or delays its orders, chooses not to release products incorporating our semiconductors or elects not to purchase a new product or product enhancements from us.

We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

We periodically evaluate the benefits of migrating our solutions to other technologies in order to improve performance and reduce costs. These ongoing efforts require us from time to time to modify the manufacturing processes for our products and to redesign some products, which in turn may result in delays in product deliveries. We may face difficulties, delays and increased expense as we transition our products to new processes, and potentially to new foundries. We will depend on our third-party foundries as we transition to new processes. We cannot assure you that our third-party foundries will be able to effectively manage such transitions or that we will be able to maintain our relationship with our third-party foundries or develop relationships with new third-party foundries. If we or any of our third-party foundries experience significant delays in transitioning to new processes or fail to efficiently implement transitions, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, any of which could harm our relationships with our end-customers and our operating results.

As smaller line width geometry manufacturing processes become more prevalent, we intend to move our future products to increasingly smaller geometries in order to reduce costs while integrating greater levels of functionality into our products. This transition will require us and our third-party foundries to migrate to new designs and manufacturing processes for smaller geometry products. We may not be able to achieve smaller geometries with higher levels of design integration or to deliver new integrated products on a timely basis. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs and increase performance. We are dependent on our relationships with our third-party foundries to transition to smaller geometry processes successfully. We cannot assure you that our third-

party foundries will be able to effectively manage any such transition. If we or our third-party foundries experience significant delays in any such transition or fail to implement a transition, our business, financial condition and results of operations could be materially harmed.

The complexity of our products may lead to errors, defects and bugs, which could negatively impact our reputation with end-customers and result in liability or a product recall, particularly in the automotive industry.

Products as complex as ours may contain errors, defects and bugs when first introduced to end-customers or as new versions are released. Our products have in the past experienced such errors, defects and bugs. Delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of the products or result in a costly recall and could damage our reputation and adversely affect our ability to retain existing end-customers and attract new end-customers. Errors, defects or bugs could cause problems with the functionality of our products, resulting in interruptions, delays or cessation of sales of these products to our end-customers. We may also be required to make significant expenditures of capital and resources to resolve such problems. We cannot assure you that problems will not be found in new products, both before and after commencement of commercial production, despite testing by us, our suppliers or our end-customers. Any such problems could result in:

•	delays in development, manufacture and roll-out of new products;

•	additional development costs;

•	loss of, or delays in, market acceptance;

•	diversion of technical and other resources from our other development efforts;

•	claims for damages by our end-customers or others against us; and

•	loss of credibility with our current and prospective end-customers.

Any such event could have a material adverse effect on our business, financial condition and results of operations.

The automotive industry, in particular, experiences a significant number of product liability claims. As a supplier of products into the automotive market, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. The sale of systems and components for the automotive industry entails a high risk of these claims. In addition, we may be required to participate in recalls involving these systems if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good end-customer relationships. Our other products may also be subject to product liability claims or recalls.

Our costs may increase substantially if our third-party manufacturing contractors do not achieve satisfactory product yields or quality.

The fabrication process is extremely complicated and small changes in design, specifications or materials can result in material decreases in product yields or even the suspension of production. From time to time, the third-party foundries that we contract to manufacture our products may experience manufacturing defects and reduced manufacturing yields related to errors or problems in their manufacturing processes or the interrelationship of their processes with our designs. In some cases, our third-party foundries may not be able to detect these defects early in the fabrication process or determine the cause of such defects in a timely manner.

Generally, in pricing our products, we assume that manufacturing yields will continue to improve, even as the complexity of our products increases. Once our products are initially qualified with our third-party foundries, minimum acceptable yields are established. We are responsible for the costs of the units if the actual yield is above the minimum. If actual yields are below the minimum we are not required to purchase the units. Typically, minimum acceptable yields for our new products are generally lower at first and gradually improve as we achieve full production. Unacceptably low product yields or other product manufacturing problems could substantially increase overall production time and costs and adversely impact our operating results. Product yield losses will increase our costs and reduce our gross margin. In addition to significantly harming our results of operations and cash flow, poor yields may delay shipment of our products and harm our relationships with existing and potential end-customers.

If we fail to achieve initial design wins for our products, we may lose the opportunity for sales for a significant period of time to end-customers and be unable to recoup our investments in our products.

We expend considerable resources in order to achieve design wins for our products, especially our new products and product enhancements. Once an end-customer designs our solution into a product, it is likely to continue to use the same version of that component for a lengthy period of time due to the significant costs associated with qualifying a new supplier and potentially redesigning the product to incorporate a different component, particularly in the automotive market. If we fail to achieve an initial design win in an end-customer’s qualification process, we may lose the opportunity for significant sales to that end-customer for a number of its products and for a lengthy period of time. Additionally, manufacturers in certain markets, including the automotive market, may require that third-party vendors undergo extensive qualification processes. This qualification process may take up to six months for the security surveillance market and up to three years for the automotive industry, or even longer for some end-customers. If we experience difficulties qualifying our solutions, we may experience delayed or reduced revenue. Furthermore, even if we successfully qualify our solutions with an end-customer, such end-customer may need to qualify other components being sourced for its system and qualify its system as a whole with its end-customers. This may cause us to be unable to recoup our investments in our products, which would harm our business.

If sales of our end-customers’ products decline or if their products do not achieve market acceptance, our business and operating results could be adversely affected.

Our revenue depends on our end-customers’ ability to commercialize their products successfully. The markets for our end-customers’ products are extremely competitive and are characterized by rapid technological change, and in certain instances, government regulation. Competition in our end-customers’ markets is based on a variety of factors including price, performance, product quality, marketing and distribution capability, customer support, name recognition and financial strength. As a result of rapid technological change, the markets for our end-customers’ products, particularly in the security surveillance market, are characterized by frequent product introductions, short product life cycles, fluctuating demand and increasing product capabilities. As a result, our end-customers’ products may not achieve market success or may become obsolete. We cannot assure you that our end-customers will dedicate the resources necessary to promote and commercialize their products, successfully execute their business strategies for such products, or be able to manufacture such products in quantities sufficient to meet demand or cost-effectively manufacture products at a high volume. Our end-customers do not have contracts with us that require them to manufacture, distribute or sell any products. Moreover, our end-customers, or their customers, may develop internally, or in collaboration with our competitors, technology that they may utilize instead of the technology available to them through us. Our end-customers’ failure to achieve market success for their products, including as a result of general declines in our end-customers’ markets or industries, could negatively affect their willingness to utilize our products, which may result in a decrease in our revenue and negatively affect our business and operating results.

Our revenue also depends on the timely introduction, quality and market acceptance of our end-customers’ products that incorporate our solutions. Our end-customers’ products are often very complex and subject to design complexities that may result in design flaws, as well as potential defects, errors and bugs. We incur significant design and development costs in connection with designing our solutions for end-customers’ products. If our end-customers discover design flaws, defects, errors or bugs in their products, or if they experience changing market requirements, failed evaluations or field trials, or issues with other vendors, they may delay, change or cancel a project. If we have already incurred significant development costs, we may not be able to recoup those costs, which in turn would adversely affect our business and financial results.

Intellectual property litigation, which is common in our industry, could be costly, harm our reputation, limit our ability to sell our products and divert the attention of management and technical personnel.

Our industry is characterized by frequent litigation regarding patent and other intellectual property rights. For example, in the past, we received a letter inviting us to license technology from a third party, which may be a prelude to claims of infringement and a potential lawsuit. We have certain indemnification obligations to end-customers under our contract development projects with respect to any infringement of third-party patents and intellectual property rights by our products. If a lawsuit were to be filed against us in connection with claims of infringement, our business would be harmed.

Questions of infringement in the HD video applications market involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce any patents we may receive and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation, could cause our end-customers to use our competitors’ products and could divert the efforts and attention of management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology or selling our products, any of which could seriously harm our business.

Failure to protect our intellectual property could substantially harm our business.

Our success and ability to compete depend in part upon our ability to protect our intellectual property. We currently rely on a combination of intellectual property rights, including mask work protection, copyrights, trademarks, trade secrets and know-how, in the United States and other jurisdictions. As of June 30, 2017, we do not have any issued patents. We have filed patent applications to help us protect our intellectual property, but there is no assurance that these applications will be successful. The steps we take to protect our intellectual property rights may not be adequate, particularly in foreign jurisdictions such as China. In addition, any patents we hold in the future may not adequately protect our intellectual property rights or our products against competitors, and third parties may challenge the scope, validity or enforceability of our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents or patent applications that we may hold. Some of our products and technologies are not covered by any patent or patent application, as we do not believe patent protection of these products and technologies is critical to our business strategy at this time. A failure to timely seek patent protection on products or technologies generally precludes us from seeking future patent protection on these products or technologies.

In addition to patent applications, we also rely on contractual protections with our end-customers, suppliers, distributors, employees and consultants, and we implement security measures designed to protect our trade secrets and know-how. However, we cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our end-customers, suppliers, distributors, employees or consultants will not assert rights to intellectual property or damages arising out of such contracts.

We may initiate claims against third parties to protect our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. It could also result in the impairment or loss of portions of our intellectual property, as an adverse decision could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations. Additionally, any enforcement of our patents or other intellectual property may provoke third parties to assert counterclaims against us. Our failure to secure, protect and enforce our intellectual property rights could materially harm our business.

A breach of our information and physical security systems may damage our reputation, subject us to lawsuits and adversely affect our business.

Our security systems are designed to protect our end-customers’, suppliers’ and employees’ confidential information, as well as maintain the physical security of our facilities. We also rely on a number of third-party “cloud-based” service providers of corporate infrastructure services relating to, among other things, human resources, electronic communication services and some finance functions, and we are, of necessity, dependent on the security systems of these providers. Any security breaches or other unauthorized access by third parties to the systems of our cloud-based service providers or the existence of computer viruses in their data or software could expose us to a risk of information loss and misappropriation of confidential information. Accidental or willful security breaches or other unauthorized access by third parties to our information systems or facilities, or the existence of computer viruses in our data or software, could expose us to a risk of information loss and misappropriation of proprietary and confidential information belonging to us, our end-customers or our suppliers. Any theft or misuse of this information could result in, among other things, unfavorable publicity, damage to our reputation, difficulty in marketing our products, allegations by our end-customers that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of this information, any of which could have a material adverse effect on our business, financial condition, our reputation, and our relationships with our end-customers and partners. Since the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception through equity financings and through sales of our products. In the future, we may require additional capital to fund our ongoing operations, respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may decide to engage in equity or debt financings or enter into credit facilities, but we may not be able to timely secure additional debt or equity financing on favorable terms or at all.

Any debt financing obtained by us in the future could also involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

If we raise additional funds through issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

If we fail to hire additional finance personnel and strengthen our financial reporting systems and infrastructure, we may not be able to timely and accurately report our financial results or comply with the requirements of being a public company, including compliance with the U.S. Sarbanes-Oxley Act, and the U.S. Securities and Exchange Commission, or SEC, and Japanese reporting requirements.

We intend to hire additional accounting and finance staff with technical accounting, SEC and Japanese reporting, and U.S. Sarbanes-Oxley Act compliance expertise. Any inability to recruit and retain such staff would have an adverse impact on our ability to accurately and timely prepare our financial statements. We may be unable to locate and hire qualified professionals with requisite technical, language and public company experience when and as needed. In addition, new employees will require time and training to learn our business and operating processes and procedures. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer, which could result in the identification of material weaknesses in our internal controls. Any consequences resulting from inaccuracies or delays in our reported financial statements could cause the trading price of our common stock to decline and could harm our business, operating results and financial condition.

If we fail to strengthen our financial reporting systems, infrastructure and internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the U.S. Sarbanes-Oxley Act, we may be unable to report our financial results timely and accurately and prevent fraud. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company that is subject to both U.S. and Japanese regulations.

As a public U.S. company listed in Japan, we will incur significant legal, accounting and other expenses that we did not incur as a private company and even beyond that of a domestic company listed in the United States. For example, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act, and will be required to comply with the applicable requirements of the U.S. Sarbanes-Oxley Act and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and internal controls and the establishment corporate governance practices. Additionally, we will be required to comply with applicable securities and disclosure laws in Japan in accordance with the Financial Instruments and Exchange Act of Japan and related regulations, including a requirement to file periodic reports in Japanese, and the rules of the Tokyo Stock Exchange. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. We recorded net income of $2.4 million and $1.7 million for the six months ended June 30, 2017 and 2016, respectively. We recorded net income of $3.5 million and $4.1 million for the years ended December 31, 2016 and 2015, respectively, despite a 34% increase in revenue. In part, this decrease was due to increased costs as we have begun to prepare to become a publicly traded company.

We expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the U.S. Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We also will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We will need to hire adequate investor-relations staff in Japan, and additional advisors, consultants and staff, to help us comply with the requirements of listing, and maintaining that listing, in Japan that we would not incur if we were listing our common stock on a domestic exchange. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the JDSs may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the U.S. Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on our internal control over financial reporting, which must be attested to by our independent registered public accounting firm to the extent we are no longer an “emerging growth company,” as defined by the JOBS Act. If we have one or more material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing our internal control over financial reporting required to comply with this obligation, which process will be time consuming, costly and complicated. If we identify additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to determine that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the JDSs could be negatively affected, and we could become subject to investigations by the TSE, the SEC, Japanese securities authorities, or other regulatory authorities, which could require additional financial and management resources.

Regulations related to “conflict minerals” may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with end-customers.

Pursuant to the Dodd-Frank Act, the SEC has adopted requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements will require companies to diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. The implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of our products, and affect our costs and relationships with end-customers, distributors and suppliers as we must obtain additional information from them to ensure our compliance with the disclosure requirement. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying end-customers who require that all of the components of our products are certified as conflict mineral free and these end-customers may discontinue, or materially reduce, purchases of our products, which could result in a material adverse effect on our results of operations and our financial condition may be adversely affected.

We are an emerging growth company. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including the exemption from the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our JDSs less attractive because we will rely on these exemptions. If some investors find our JDSs less attractive as a result, there may be a less active trading market for our JDS and the trading price of your JDSs may be more volatile.

The forecasts of market growth and other forward-looking information included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Forecasts relating to potential market size in our industry may prove to be inaccurate. Even if the forecasted growth occurs, our business may not grow at a similar rate, or at all. Furthermore, our estimate of the market opportunity is subject to significant uncertainty and is based on assumptions and estimates, including our internal analyses, industry experience and third-party data. Accordingly, our estimated market opportunity may prove to be materially inaccurate. In addition, our growth and ability to serve a significant portion of this estimated market is subject to many factors, including our success in implementing our business strategy and expansion of automotive rear-view cameras in jurisdictions that do not presently require such devices. We cannot assure you that we will be able to serve a significant portion of this market and the growth forecasts included in this prospectus should not be taken as indicative of our future growth.

In order to comply with environmental laws and regulations, we may need to modify our activities or incur substantial costs, and if we fail to comply with environmental regulations we could be subject to substantial fines or be required to have our suppliers alter their processes.

The HD video application semiconductor industry is subject to a variety of international, federal, state and local governmental regulations directed at preventing or mitigating environmental harm, as well as to the storage, discharge, handling, generation, disposal and labeling of toxic or other hazardous substances. Failure to comply with environmental regulations could subject us to civil or criminal sanctions and property damage or personal injury claims. Compliance with current or future environmental laws and regulations could restrict our ability to expand our business or require us to modify processes or incur other substantial expenses which could harm our business. In response to environmental concerns, some end-customers and government agencies impose requirements for the elimination of hazardous substances, such as lead (which is widely used in soldering connections in the process of semiconductor packaging and assembly), from electronic equipment. For example, the European Union adopted its Restriction on Hazardous Substance Directive which prohibits, with specified exceptions, the sale in the EU market of new electrical and electronic equipment containing more than agreed levels of lead or other hazardous materials and China has enacted similar regulations. Environmental laws and regulations such as these could become more stringent over time, causing a need to redesign technologies, imposing greater compliance costs and increasing risks and penalties associated with violations, which could seriously harm our business.

The issuance of new accounting standards or future interpretations of existing accounting standards could adversely affect our operating results.

We prepare our financial statements in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. A change in those principles could have a significant effect on our reported results and might affect our reporting of transactions completed before a change is announced. GAAP is issued and subject to interpretation by the U.S. Financial Accounting Standards Board, the SEC and various other bodies formed to promulgate and interpret accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. The issuance of new accounting standards or future interpretations of existing accounting standards, or changes in our business practices or estimates, could result in future changes in our revenue recognition or other accounting policies that could have a material adverse effect on our results of operations.

Management may apply our cash and cash equivalents to uses that do not increase our market value or improve our operating results.

We intend to use our cash and cash equivalents for general corporate purposes, including working capital and capital expenditures. We may also use a portion of our cash and cash equivalents to acquire or invest in complementary technologies, businesses or other assets. We have not reserved or allocated our cash and cash equivalents for any specific purpose, and we cannot state with certainty how management will use our cash and cash equivalents. Accordingly, management has considerable discretion in applying our cash and cash equivalents and may use our cash and cash equivalents for purposes that do not result in any increase in our results of operations or market value. Until the cash and cash equivalents are used, they may be placed in investments that do not produce income or lose value.

Risks Related to Our Initial Public Offering and Ownership of the JDSs and our Underlying Common Stock

There has been no prior offering of Japanese Depositary Shares, a relatively new form of security, to represent the capital stock of a single non-Japanese issuer.

There has been no offering to date of JDSs a form of representative instrument recently authorized by Japanese law for capital stock in a single non-Japanese issuer. While we anticipate that JDSs will have certain advantages over listing our common stock directly on the Mothers market of the TSE, there could be unforeseen difficulties or complexities associated with our use of an unused form of representative security. The complexity of JDSs, or other difficulties or risks associated with JDSs, as described in these “Risk Factors” could increase volatility, decrease liquidity or otherwise negatively affect the trading price of your JDSs. For a further description of the JDSs, please read the “Description of Japanese Depositary Shares” found in this prospectus.

There has been no prior public market for the JDSs or our underlying common stock, the market price of your JDSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for the JDSs or our underlying common stock prior to this offering. The initial public offering price for the JDSs will be determined through negotiations between the underwriters and us and may not be indicative of prices that will prevail in the market following this offering. If you purchase the JDSs in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in the JDSs may not develop upon closing of this offering or be sustainable. While we intend to list the JDSs on the Mothers market of the Tokyo Stock Exchange, we may be unable to maintain our listing and we do not expect a market to develop in our common stock, nor do we currently plan to facilitate one. The market price of your JDSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets in general, in our industry or in the markets we address;

•	our operating performance and the performance of other similar companies;

•	changes in the estimates of our results of operations that we provide to the public, our failure to meet these projected results or changes in recommendations by securities analysts that elect to follow our company;

•	announcements of technological innovations, new products or enhancements to products, acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	announcements of new business partners, on the termination of existing business partner arrangements or changes to our relationships with such business partners;

•	recruitment or departure of key personnel;

•	announcements of litigation or claims against us;

•	changes in legal requirements relating to our business;

•	the economy as a whole, market conditions in our industry, and the industries of our customers and end-customers;

•	the effectiveness and willingness of investors to adopt the JDS instrument;

•	trading activity by our principal stockholders;

•	the size of our market float; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Due to daily price range limitations under Japanese stock exchange rules, you may not be able to sell your JDSs at a particular price on any particular trading day, or at all.

The JDSs will be listed on the Mothers market of the Tokyo Stock Exchange and traded as though the JDSs are shares of Japanese companies. Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell their JDSs at a price above or below the relevant daily limit may not be able to sell their JDSs at such price on a particular trading day, or at all.

If securities analysts do not publish research or reports about our business or if they downgrade the JDSs, the trading price of your JDSs could decline.

The trading market for the JDSs will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If few analysts commence coverage of our company, the price and trading volume of the JDSs could suffer. If one or more of the analysts who cover us downgrade the JDSs, or publish unfavorable research about our business, the trading price of your JDSs would likely decline rapidly. If one or more of these analysts cease coverage of our company or fail to publish regularly, we could lose visibility in the market, which in turn could cause the trading price of your JDSs to decline.

Because the trading market for the JDSs will be the Mothers market of the Tokyo Stock Exchange, the corporate governance rules of the major U.S. stock exchanges will not apply to us. As a result, our governance practices may differ from those of a company listed on such U.S. exchanges.

Upon the closing of this offering, our governance practices may not comply with certain New York Stock Exchange and NASDAQ corporate governance standards, including:

•	the requirement that a majority of our board of directors consists of independent directors;

•	the requirement that we have an audit committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, there can be no assurance that we will voluntarily comply with any of the foregoing requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

JDS holders will not have stockholders’ rights.

We will not treat JDS holders as our stockholders, other than as required by law, and accordingly, you, as a JDS holder, will not have a stockholder’s rights, including the right to bring stockholders’ derivative lawsuit against our directors and officers. You will have the rights set forth in the trust agreement conferred to the JDS holders as beneficiaries of the trust. You may exercise your voting rights with respect to the common stock underlying your JDSs only in accordance with the provisions of the trust agreement. The Trustees will notify you of the upcoming vote and arrange to deliver our voting materials to you. Upon receipt of voting instructions from you in the manner set forth in the trust agreement, the Trustees for the JDSs will endeavor to vote the underlying common stock in accordance with these instructions. If your instruction form does not specify any instructions, you will be deemed to have instructed the Trustees to vote in favor of our proposal. The Trustees may not vote in accordance with your instruction or submit your proxy to us unless the Trustees receives from you the relevant documents necessary to vote the common stock underlying your JDSs at least five business days prior to the date of the stockholders meeting. Should the Trustees not receive information from you for any reason, you may not be able to receive the necessary documents to exercise your voting rights. As a result, you may not be able to exercise your right to vote and you may lack recourse if your shares of common stock are not voted as you requested. For further details, please see the section in this prospectus entitled “Description of Japanese Depositary Shares.”

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current principal stockholders and their affiliates will beneficially own an aggregate of approximately 59.5% of our common stock outstanding after this offering, assuming they do not purchase shares in this offering. As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of discouraging or preventing a change of control of our company that other stockholders may view as beneficial.

You will experience immediate and substantial dilution in the net tangible book value of the underlying shares represented by the JDSs that you purchase in this offering.

The initial public offering price of the JDSs will be substantially higher than the pro forma net tangible book value per JDS as of June 30, 2017. Therefore, based on an assumed offering price of $6.00 per JDS, if you purchase the JDSs in this offering, you will suffer immediate and substantial dilution of approximately $4.66 per JDS. If the underwriters exercise the over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you may experience additional dilution.

Future sales of shares by existing stockholders could cause the price of your JDSs to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock or JDSs in the public market after the contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of the JDSs and underlying common stock could decline below the initial public offering price and our ability to raise capital through the sale of equity securities could be impaired. Based on shares outstanding as of June 30, 2017, upon completion of this offering, we will have outstanding 16,280,238 shares of common stock, excluding restricted shares outstanding that remain unvested and assuming no exercise of the underwriters’ option to purchase additional shares. Of these outstanding shares, all of the 1,520,000 shares sold in this offering are expected to be freely tradable. All of our executive officers and directors and certain holders of our capital stock are subject to lock-up agreements with the underwriters that restrict their ability to sell shares in the public market for 90 days from the date of this prospectus. The underwriter may, however, in its sole discretion, permit shares to be sold prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire, approximately 12,077,739 additional shares of common stock, excluding restricted shares outstanding that remain unvested, assuming no option exercises after June 30, 2017, will be eligible for sale in the public market, 9,733,609 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, or the Securities Act, and various vesting agreements. In addition, the 1,662,501 shares subject to outstanding stock awards and 1,608,649 shares reserved for future issuance under our 2012 Stock Incentive Plan as of June 30, 2017 or, after this offering, under our 2017 Stock Incentive Plan, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Certain holders of shares of our common stock have registration rights. See “Description of Capital Stock—Registration Rights.” Registration of these shares would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Sales of securities by any of these stockholders could adversely affect the trading price of our common stock.

There is no guarantee that we will maintain our listing on the Tokyo Stock Exchange, or qualify for listing on a securities exchange in the United States or any other exchange.

We cannot assure you that we will retain a listing on the Tokyo Stock Exchange. If we fail to retain such a listing, certain investors may decide to sell their securities, which could have an adverse impact on the share price. In addition, our common stock will not be listed for trading on any U.S. national securities exchanges at the time of the initial public offering. There is no assurance that we can qualify in the future for listing any of our securities on the New York Stock Exchange or the NASDAQ Stock Market, and we have no intention to do so.

We do not presently intend to facilitate secondary trading of our JDSs or common stock in the United States and we are not taking any of the steps necessary to register our JDSs or common stock with the securities division of any state within the United States or seek an exemption for such secondary trading.

We have not applied to register our JDSs or common stock under the laws of any state or other jurisdiction of the United States other than under the U.S. Securities Act of 1933, nor do we intend to make such an application. Until our JDSs and/or common stock are listed for trading on a U.S. national securities exchange, trading in, or the offer and sale of, our JDSs or common stock will be subject to the securities laws of the various states and jurisdictions of the United States in addition to U.S. federal securities law. These state securities laws cover both the primary offering of our JDSs in this offering and all secondary trading that could enter a U.S. purchaser’s home state. As a result, investors may not resell their JDSs or common stock in the United States without satisfying the applicable state securities law or qualifying for an exemption therefrom, including the exemptions provided under the U.S. National Securities Markets Improvement Act of 1996. These restrictions and potential costs could be significant burdens to our stockholders seeking to effect resales of our JDSs or common stock within the United States.

If we decide to directly list our common stock in the future, the trading price of your JDSs could decline.

We may decide in the future to directly list our common stock for quotation on an exchange, including in a different country, such as the United States. If we do so, the trading price of your JDSs may decline because a market would develop in our common stock, the security underlying the JDSs, and that market may become more liquid due to a number of factors. If, following this dual-listing investors prefer trading in our common stock, on a different exchange or in a different currency, liquidity in the JDSs may sharply decline and as a result the trading price could decline, and your investment may lose some or all of its value.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. In addition, our ability to pay cash dividends on our capital stock could be restricted by the terms any future debt financing arrangement. Any return to stockholders will therefore be limited to increases in the price of our common stock, if any.

You may not receive distributions on our common stock or any value for them if it is illegal or impractical to make them available to you.

The Trustees of the JDSs have agreed to pay you the cash dividends or other distributions they or the custodian for the JDSs receives on our common stock after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares of our common stock that your JDSs represent. However, the Trustees are not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of JDSs. For example, it would be unlawful to make a distribution to a holder of JDSs if it consists of securities that require registration under the U.S. Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The Trustees are not responsible for making a distribution available to any holders of JDSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the Trustees. We have no obligation to take any other action to permit the distribution of the JDSs, common stock, rights or anything else to holders of the JDSs. This means that you may not receive the distributions we make on our common stock or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may materially reduce the value of your JDSs.

Provisions in our restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management.

Delaware corporate law and our restated certificate of incorporation and bylaws to be effective immediately prior to the closing of this offering contain provisions that could discourage, delay or prevent a change in control of our company or changes in our board of directors that the stockholders of our company may deem advantageous. Among other things, these provisions:

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which means that all stockholder actions will be required to be taken at a meeting of our stockholders;

•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. See “Description of Capital Stock—Anti-Takeover Provisions—Delaware Law” for more information. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of the JDSs to decline.

Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees. This limitation may discourage these types of lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “plan,” “project,” “intend,” “expect” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our future financial performance, including our revenue, cost of sales and operating expenses;

•	our market opportunity and our ability to effectively manage or sustain our growth;

•	our ability to attract and retain end-customers in our current or future target markets;

•	our ability to continue to develop new technologies and obtain and maintain intellectual property rights protecting such technologies;

•	new product releases and timing;

•	anticipated trends, key factors and challenges in our business and the competition that we face;

•	our liquidity and working capital requirements;

•	our expectations regarding future expenses and investments; and

•	our expectations regarding the use of proceeds from this offering.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. We disclaim any duty to update any of these forward-looking statements after the date of this prospectus, except as required by law.

INDUSTRY DATA

This prospectus contains statistical data and estimates, including those relating to market size and growth rates of markets in which we participate, that we obtained from Markets and Markets. These sources typically indicate that they have obtained their information from sources they believe reliable, but do not guarantee the accuracy or completeness of their information. Although we have assessed the information in the publications and found it to be reasonable and believe the publications are reliable, we have not independently verified the data.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $5.8 million, based on an assumed initial public offering price of $6.00 per JDS, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter’s option to purchase additional shares from us is exercised in full, we estimate that we will receive additional net proceeds of $1.3 million, after deducting underwriting discounts and commissions payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per JDS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $1.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of JDSs offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of JDSs we are offering. An increase (decrease) of 250,000 JDSs offered by us would increase (decrease) the net proceeds to us by $1.4 million, assuming a price of $6.00 per JDS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds received by us from this offering to fund further expansion of our sales and marketing efforts, continued investments in research and development, capital expenditures, general corporate purposes and for working capital. In addition, we may use a portion of the proceeds received by us from this offering for acquisitions of complementary businesses, technologies or other assets. We have no agreements or understandings with respect to any acquisitions at this time and we have not allocated specific amounts of net proceeds for any of these purposes.

We cannot specify with certainty the particular amounts or uses for the net proceeds to be received by us from this offering. Accordingly, our management team will have broad discretion in using the net proceeds to be received by us from this offering.

Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. Following this offering, we do not currently expect to pay any cash dividends. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. If we pay any dividends, we will pay JDS holders to the same extent as holders of our common stock, subject to the terms of the trust agreement, including the fees and expenses payable thereunder. See “Description of Japanese Depositary Shares.” Cash dividends on our common stock, if any, will be paid in U.S. dollars, however pursuant to the trust agreement, the trustees have agreed to try and convert any cash distributed by us into Japanese yen for JDS holders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2017:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2017 into an aggregate of 10,742,500 shares of our common stock immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to give further effect to the receipt of the estimated net proceeds from the sale of 1,520,000 shares of common stock in the form of 1,520,000 JDSs in this offering at a price of $6.00 per JDS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated expenses payable by us.

You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2017
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$11,932	$11,932	$17,704

Stockholders’ equity:
Convertible preferred stock, no par value: 11,660,000 shares authorized, 10,742,500 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$8,794	—	—
Preferred stock, par value $0.0001 per share: no shares authorized, issued or outstanding, actual and pro forma; 5,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, no par value, per share: 20,500,000 shares authorized, 4,017,738 shares issued and outstanding, actual; 32,166,000 shares authorized, 14,760,238 shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, par value $0.0001 per share: no shares authorized, issued or outstanding, actual and pro forma; 75,000,000 shares authorized, 16,280,238 shares issued and outstanding, pro forma as adjusted	—	—	2
Additional paid-in capital	1,174	9,968	15,738
Retained earnings	6,043	6,043	6,043

Total stockholders’ equity	16,011	16,011	21,783

Total capitalization	$16,011	$16,011	$21,783

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per JDS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $1.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expense payable by us. Each increase (decrease) of 250,000 JDSs offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $1.4 million assuming an initial public offering price of $6.00 per JDS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and terms of this offering determined at pricing.

The table above is based on 14,760,238 shares of our common stock outstanding as of June 30, 2017, on an as converted basis, and excludes 413,667 shares of issued but unvested restricted stock as of June 30, 2017, which are not considered issued for accounting purposes, and the following:

•	1,248,834 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2017 under our 2012 Stock Incentive Plan with weighted-average exercise price of $1.79 per share;

•	1,608,649 shares of common stock reserved for future issuance under our 2012 Stock Incentive Plan; and

•	2,500,000 shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2017 Stock Incentive Plan, which will become effective in connection with this offering.

DILUTION

If you purchase JDSs in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of the underlying common stock and the pro forma as adjusted net tangible book value per share of our underlying common stock immediately after this offering.

Our net tangible book value of our common stock as of June 30, 2017 was approximately $7.2 million, or approximately $1.80 per share of common stock, or $1.80 per JDS, based on 4,017,738 shares of common stock outstanding as of June 30, 2017. Net tangible book value per share is determined by dividing the number of shares of common stock outstanding as of June 30, 2017 by our total tangible assets (total assets less intangible assets) less total liabilities and convertible preferred stock.

On a pro forma basis, after giving effect to the automatic conversion of 10,742,500 shares of convertible preferred stock into common stock which will occur immediately prior to the completion of this offering, our pro forma net tangible book value as of June 30, 2017 would have been $16.0 million, or $1.08 per share of common stock, or $1.08 per JDS.

On a pro forma as adjusted basis, after giving additional effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $6.00 per JDS, the midpoint of the price range set forth on the front cover of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2017 would have been $21.8 million, or $1.34 per share of common stock, or $1.34 per JDS. This represents an immediate increase in pro forma net tangible book value of $0.26 per share of common stock to existing stockholders and an immediate dilution of $4.66 per share of common stock, or $4.66 per JDS, to new investors purchasing JDSs in this offering, as illustrated by the following table:

	$ Per Share of Common Stock	$ Per JDS
Assumed initial public offering price per JDS	$6.00	$6.00
Pro forma net tangible book value per share of common stock and JDS as of June 30, 2017	1.08	1.08
Increase in pro forma net tangible book value per share of common stock and JDS attributable to new investors	0.26	0.26

Pro forma as adjusted net tangible book value per share of common stock and JDS after this offering	1.34	1.34

Dilution per share of common stock and JDS to investors in this offering	$4.66	$4.66

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our pro forma as adjusted net tangible book value by approximately $1.4 million, or approximately $0.09 per share of common stock, or $0.09 per JDS, and the pro forma dilution per share of common stock to investors in this offering by approximately $0.91 per share of common stock, or $0.91 per JDS, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 250,000 JDSs offered by us would increase (decrease) pro forma as adjusted net tangible book value by approximately $1.4 million, or $0.06 per share of common stock, or $0.06 per JDS, and the pro forma dilution per share of common stock to investors in this offering by approximately $(0.06) per share of common stock, or $(0.06) per JDS. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price, the number of shares we sell in this offering and other terms of this offering.

If the underwriter’s option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $1.40 per share of common stock, or

$1.40 per JDS, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $0.32 per share of common stock, or $0.32 per JDS, and the dilution to new investors purchasing shares in this offering would be $4.60 per share of common stock, or $4.60 per JDS.

The following table presents, on a pro forma as adjusted basis as of June 30, 2017, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common stock (in thousands, except per share amounts and percentages):

	Shares of Common Stock Purchased		Total Consideration (1)		Average Price per Share	Average Price per JDS (2)
	Number	Percent	Amount	Percent
Existing stockholders	14,760,238	90.7%	$9,068	49.9%	$0.61	$0.61
Investors in this offering	1,520,000	9.3	9,120	50.1	6.00	6.00

Totals	16,280,238	100%	$18,188	100%

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per JDS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $1.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 250,000 JDSs offered by us would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $1.4 million assuming an initial public offering price of $6.00 per JDS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Each JDS represents one share of common stock.

If the underwriter exercises its option to purchase additional shares from us in full, our existing stockholders would own 91% and our new investors would own 9% of the total number of shares of our common stock outstanding immediately after this offering.

The table above is based on 14,760,238 shares of our common stock outstanding as of June 30, 2017, on an as converted basis, and excludes 413,667 shares of issued but unvested restricted stock as of June 30, 2017, which are not considered issued for accounting purposes, and the following:

•	1,248,834 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2017 under our 2012 Stock Incentive Plan with weighted-average exercise price of $1.79 per share;

•	1,608,649 shares of common stock reserved for future issuance under our 2012 Stock Incentive Plan; and

•	2,500,000 shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2017 Stock Incentive Plan, which will become effective in connection with this offering. On the date of this prospectus, any shares available for issuance under our 2012 Stock Incentive Plan will be added to the shares reserved under our 2017 Stock Incentive Plan, and we will cease granting awards under our 2012 Stock Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated statement of operations and comprehensive income data for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the six months ended June 30, 2016 and 2017 and the selected consolidated balance sheet data as of June 30, 2017 from our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in future years. You should read the following selected consolidated historical financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$20,245	$27,156	$13,640	$15,269
Cost of revenue (1)	8,803	12,735	6,448	6,321

Gross profit	11,442	14,421	7,192	8,948

Operating expenses: (1)
Research and development	4,964	4,380	2,196	2,662
Selling, general and administrative	2,592	4,678	2,462	2,584

Total operating expenses	7,556	9,058	4,658	5,246

Income from operations	3,886	5,363	2,534	3,702
Other income (expense)	3	—	11	(10)

Income before income taxes	3,889	5,363	2,545	3,692
Income taxes	(168)	1,882	833	1,278

Net income	$4,057	$3,481	$1,712	2,414

Net income per share:
Basic	$0.30	$0.24	$0.12	$0.17
Diluted	0.28	0.23	0.11	0.16
Unaudited pro forma basic		0.24		0.17
Unaudited pro forma diluted		0.23		0.16

Weighted average shares used in net income per share calculations:
Basic	3,007	3,494	3,426	3,849
Diluted	3,774	4,358	4,298	4,648
Unaudited pro forma basic		14,236		14,592
Unaudited pro forma diluted		15,101		15,391

(1)	Includes stock-based compensation expense as follows (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
Cost of revenue	$7	$15	$7	$13
Research and development	73	102	48	77
Selling, general and administrative	84	322	132	199

Total	$164	$439	$187	$289

	As of December 31,		As of June 30,
	2015	2016	2016	2017
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$9,463	$10,006	$8,886	$11,932
Property and equipment, net	170	401	298	375
Total assets	12,483	15,552	14,138	17,879
Current liabilities	3,181	2,226	2,877	1,742
Convertible preferred stock	8,794	8,794	8,794	8,794
Total stockholder’s equity	9,240	13,236	11,175	16,011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our consolidated financial statements and the notes to those statements that appear in this prospectus. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully described in “Risk Factors” in this prospectus.

Overview

We are a fabless semiconductor company that designs, markets and sells mixed-signal integrated circuits for multiple video applications in the security surveillance and automotive markets. Our integrated circuits are enabling the transition from standard definition, or SD, video to high definition, or HD, video in the security surveillance and automotive industries. We target specific video applications that receive and process high definition analog video signals, including surveillance cameras, surveillance digital video recorders, or DVRs, as well as cameras in automobiles. We design application specific products that utilize our HD analog transmission technology and perform advanced digital video processing to facilitate the display, transmission and storage of video content. We believe designing our integrated circuits for specific applications allows us to better address varying end-customer requirements, fully leverage our technological capabilities and achieve greater share within our target markets.

Our solutions take HD video signals from a camera and convert them into analog signals for reliable long distance transmission, then convert the HD analog signal into the appropriate format for video processing and display. Our HD analog technology operates at the same 1080p HD resolution as digital HD, but processes video in an HD analog format and transmits the video in this same analog format, thereby eliminating the need for any compression or decompression. Our integrated circuits are based on our proprietary architecture and mixed signal technologies that we believe provide high video quality, enable high levels of integration and are cost effective. Our integrated circuits are used by leading security surveillance manufacturers, such as Hikvision in China, IDIS in South Korea and AVTech in Taiwan. These three manufacturers are each a leading security surveillance manufacturer in its respective country and together accounted for 62% of our revenue in the six months ended June 30, 2017.

We derive our revenue from sales of our mixed-signal integrated circuits into the security surveillance and automotive camera markets. We began shipping our products in 2013 and to date, we have sold over 50 million integrated circuits. Our revenue has increased from $13.6 million for the six months ended June 30, 2016 to $15.3 million, or 12%, for the six months ended June 30, 2017. We recorded net income of $2.4 million and $1.7 million for the six months ended June 30, 2017 and 2016, respectively. Our revenue has increased from $20.2 million in fiscal year 2015 to $27.2 million, or 34%, in fiscal year 2016. We recorded net income of $3.5 million and $4.1 million for the years ended December 31, 2016 and 2015, respectively. The security surveillance market accounted for substantially all of our revenue in the six months ended June 30, 2017 and 2016, and the years ended December 31, 2016 and 2015. We have secured design wins with major automotive equipment manufacturers to sell our solutions to them for automotive backup cameras. We recognized $1.2 million and $0.6 million of revenue on sales into the automotive market in the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

We sell our products to distributors that fulfill third-party orders for our products. We also sell directly to original design manufacturers, or ODMs. In the six months ended June 30, 2017 and year ended December 31, 2016, we derived substantially all of our revenue from products sold to distributors as compared to products sold to ODMs directly.

We undertake significant product development efforts well in advance of a product’s release, and in advance of receiving purchase orders. Our product development efforts, which are focused on developing new designs with broad demand and potential for future derivative products, typically take from six to 24 months until production begins, depending on the product’s complexity. If we secure a design win, we believe the system designer is likely to continue to use the same or enhanced versions of our product across a number of their models, tending to extend the life cycles of our products. Conversely, if a competitor secures the design win, it may be difficult for us to sell into the end-customer’s application for an extended period. Our sales cycles typically ranges from three to six months for the security surveillance market and one to three years for the automotive industry. Due to the length of our product development and sales cycle, the majority of our revenue for any period is likely to be weighted toward products introduced for sale in the prior one or two years. As a result, our present revenue is not necessarily representative of future sales because our future sales are likely to be comprised of a different mix of products, some of which are now in the development stage.

We employ a fabless manufacturing strategy and use market-leading suppliers for all phases of the manufacturing process, including wafer fabrication, assembly, testing and packaging. This strategy significantly reduces the capital investment that would otherwise be required to operate manufacturing facilities of our own.

We have made significant investments in research and development in order to develop our products to attract and retain end-customers. For the six months ended June 30, 2017 and 2016, our research and development expense was $2.7 million and $2.2 million, respectively. For the years ended December 31, 2016 and 2015, our research and development expense was $4.4 million and $5.0 million, respectively. We expect that our research and development expenses will increase significantly in the future as we pursue additional opportunities. As of June 30, 2017, we had 58 employees, 21 of whom are in research and development. We also had 4 full-time contractors based in China and South Korea. Our headquarters are located in San Jose, California, with additional operations in Japan, Taiwan, China and South Korea.

As of June 30, 2017, we have capitalized $1.8 million in deferred offering costs. The deferred costs will be reclassified to stockholders’ equity and offset against IPO proceeds upon completion of the offering. In the event the offering is abandoned or terminated, deferred offering costs will be expensed immediately.

Key Factors Affecting Our Results of Operations

The following are key factors that impact our results of operations:

Ability to attract and retain customers that make large orders. In the six months ended June 30, 2017, four of our end-customers accounted for 75% of our revenue, one of which, Hikvision, the largest security surveillance manufacturer in China, accounted for 61%. In the six months ended June 30, 2016 and in the years ended December 31, 2016 and 2015, Hikvision accounted for 65%, 62% and 78% of our revenue, respectively. While we expect the composition of our end-customers to change over time, our business and operating results will depend on our ability to continually target new and retain existing end-customers that make large orders.

Design wins with new and existing customers. We believe our products provide high-quality HD video with an attractive combination of characteristics, at a lower overall cost than competing solutions. In order to get our solutions designed into our end-customer’s products, we work with our end-customers and potential end-customers to understand their product roadmaps and strategies. We consider design wins to be critical to our future success. We define a design win as the successful completion of the evaluation stage, where an end-customer has tested our product, verified that our product meets its requirements and qualified our integrated circuits for their products. We have secured design wins with major automotive manufacturers to sell our solutions to them for automotive backup cameras. The revenue that we generate, if any, from each design win can vary significantly. Our long-term sales expectations are based on forecasts from end-customers, internal estimates of end-customer demand factoring in expected time to market for end-customer products incorporating our solutions and associated revenue potential and internal estimates of overall demand based on historical trends.

Pricing, product cost and gross margins of our products. Our gross margin has been and will continue to be affected by a variety of factors, including the timing of changes in pricing, shipment volumes, new product introductions, changes in product mixes, changes in our purchase price of fabricated wafers and assembly and test service costs, manufacturing yields and inventory write downs, if any. In general, newly introduced products and products with higher performance and more features tend to be priced higher than older, more mature products. Average selling prices in the semiconductor industry typically decline as products mature. Consistent with this historical trend, we expect that the average selling prices of our products will decline as they mature. In the normal course of business, we will seek to offset the effect of declining average selling prices on existing products by reducing manufacturing costs and introducing new and higher value-added products. If we are unable to maintain overall average selling prices or offset any declines in average selling prices with realized savings on product costs, our gross margin will decline.

Product adoption and safety regulations in the automotive market. We have secured design wins with major automotive equipment manufacturers to sell our solutions to them for automotive backup cameras, however we have not yet made any significant sales into this market. Certain jurisdictions, including the United States, have passed laws and regulations requiring that all new cars sold after a certain date must contain back-up cameras. If these jurisdictions do not maintain and implement these rules, or if back-up cameras are not put into automobiles sold in other locations as well, or do so more slowly than we expect, our financial results could be adversely affected.

Investment in growth. We have invested, and intend to continue to invest, in expanding our operations, increasing our headcount, developing our products and differentiated technologies to support our growth and expanding our infrastructure. We expect our total operating expenses to increase significantly in the foreseeable future to meet our growth objectives. We plan to continue to invest in our sales and support operations throughout the world, with a particular focus in the near term of adding additional sales and field applications personnel in the Asia-Pacific region to further broaden our support and coverage of our existing end-customer base, in addition to developing new end-customer relationships and generating design wins. We also intend to continue to invest additional resources in research and development to support the development of our products and differentiated technologies. Any investments we make in our sales and marketing organization or research and development will occur in advance of experiencing any benefits from such investments, and the return on these investments may be lower than we expect. In addition, as we invest in expanding our operations into new areas internationally, our business and results will become further subject to the risks and challenges of operations in those locations, including potentially higher operating expenses and the impact of legal and regulatory developments.

Components of Consolidated Statements of Operations

Revenue

We derive substantially all of our revenue through the sale of our products to distributors who, in turn, sell to our end-customers, which consists of ODMs, contract manufacturers and design houses. We recognize revenue from product sales when persuasive evidence of an arrangement exists and all other revenue recognition criteria are met, which generally occurs when we ship our product to the distributors.

Cost of revenue

Cost of revenue primarily consists of costs paid to our third-party manufacturers for wafer fabrication, assembly and testing of our products. To a lesser extent, cost of revenue also includes write-downs of inventory for excess and obsolete inventory, depreciation of test equipment, and expenses relating to manufacturing support activities, including personnel-related costs, logistics and quality assurance and shipping.

Research and Development Expenses

Research and development expenses consist primarily of compensation and associated costs of employees engaged in research and development, contractor costs, tape-out costs, development testing and evaluation costs, and depreciation expense. Before releasing new products, we incur charges for mask sets, prototype wafers and mask set revisions, which we refer to as tape-out costs. Tape-out costs cause our research and development expenses to fluctuate because they are not incurred uniformly every quarter. We expect our research and development costs to increase in absolute dollars in the future as we increase our investment in developing new products and headcount to support our development efforts.

Selling, General and Administrative Expenses

Selling expenses consist primarily of personnel-related costs for our sales, business development, marketing, and applications engineering activities, promotional and other marketing expenses, and travel expenses. We expect selling expenses to increase in absolute dollars for the foreseeable future as we continue to expand our sales teams and increase our marketing activities.

General and administrative expenses consist primarily of personnel-related costs, consulting expenses and professional fees. Professional fees principally consist of legal, audit, tax and accounting services. We expect general and administrative expenses to increase in absolute dollars for the foreseeable future as we hire additional personnel, make improvements to our infrastructure and incur significant additional costs for the compliance requirements of operating as a public company, including higher legal, insurance and accounting expenses, particularly with respect to operating as a U.S. company that is publicly traded in Japan.

Personnel-related costs, including salaries, benefits, bonuses and stock-based compensation, are the most significant component of each of selling expenses and general and administrative expenses.

Income Tax Provision

The provision for income taxes consists of our estimated federal, state and foreign income taxes based on our pre-tax income. Our provision differs from the federal statutory rate primarily due to the research tax credit and non-deductible stock-based compensation.

Results of Operations

The following table sets forth our consolidated results of operations for the periods shown:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(in thousands)
Revenue	$20,245	$27,156	$13,640	$15,269
Cost of revenue (1)	8,803	12,735	6,448	6,321

Gross profit	11,442	14,421	7,192	8,948

Operating expenses: (1)
Research and development	4,964	4,380	2,196	2,662
Selling, general and administrative	2,592	4,678	2,462	2,584

Total operating expenses	7,556	9,058	4,658	5,246

Income from operations	3,886	5,363	2,534	3,702
Other income (expense)	3	—	11	(10)

Income before income taxes	3,889	5,363	2,545	3,692
Income taxes	(168)	1,882	833	1,278

Net income	$4,057	$3,481	$1,712	$2,414

(1)	Includes stock-based compensation expense as follows (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
Cost of revenue	$7	$15	$7	$13
Research and development	73	102	48	77
Selling, general and administrative	84	322	132	199

Total	$164	$439	$187	$289

The following table sets forth the consolidated statements of operations data for each of the periods presented as a percentage of revenue:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
Revenue	100%	100%	100%	100%
Cost of revenue	43	47	47	41

Gross profit	57	53	53	59

Operating expenses:
Research and development	25	16	16	17
Selling, general and administrative	13	17	18	17

Total operating expenses	38	33	34	34

Income from operations	19	20	19	24
Other income (expense)	0	0	0	0

Income before income taxes	19	20	19	24
Income taxes	(1)	7	6	8

Net income	20%	13%	13%	16%

Comparison of the Six Months Ended June 30, 2017 and June 30, 2016

Revenue

	Six Months Ended June 30,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Revenue	$13,640	$15,269	$1,629	12%

Revenue increased by $1.6 million, or 12%, for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. The increase was primarily due to a 19% increase in volume of shipments as a result of increased demand for our HD-TVI receiver products in the automotive market offset by a 6% decrease in overall average selling price due to change in product mix. Revenue for automotive sales was $1.2 million and $28,000 for the six months ended June 30, 2017 and 2016, respectively.

Revenue by Geographic Region

The table below sets forth the major components of the change in revenue by geographic region for the six months ended June 30, 2017 and 2016:

	Six Months Ended June 30,
	2016	2017
China	90%	84%
South Korea	5	10
Japan	0	4
Taiwan	5	2

Total revenue	100%	100%

We derived substantially all of our revenue from sales to customers in Asia, and China in particular, which accounted for 84% and 90% of our revenue for the six months ended June 30, 2017 and 2016, respectively. Because our customers market and sell their products worldwide, our revenue by geographic location is not necessarily indicative of where our customers’ product sales and end-customer design win activity occur, but rather is an indication of where their operations reside.

Cost of Revenue and Gross Margin

	Six Months Ended June 30,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Cost of revenue	$6,448	$6,321	$(127)	(2)%
Gross margin	53%	59%

Cost of revenue decreased by $0.1 million, or 2%, while gross margin increased to 59% from 53% for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016, respectively. The decrease in cost of revenue was primarily driven by decreased inventory write-down costs of $0.2 million due to product transitions, offset by increased unit sales. Inventory write-downs were $0.2 million and $0.4 million for the six months ended June 30, 2017 and 2016, respectively. Gross margin increased due to changes in product mix, whereby there was a positive impact on gross margin due to the sales volume increase of lower cost, higher margin products. We expect gross margins to fluctuate in future periods due to changes in product mix, average unit selling prices, manufacturing costs, manufacturing yields, levels of inventory valuation, if any, and levels of product demand.

Research and development expenses

	Six Months Ended June 30,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Research and development	$2,196	$2,662	$466	21%

Research and development expenses increased $0.5 million, or 21%, for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. This increase was primarily due to the $0.5 million impact of additional tape-outs during the six months ended June 30, 2017.

Selling, general and administrative expenses

	Six Months Ended June 30,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Selling, general and administrative	$2,462	$2,584	$122	5%

Selling, general and administrative expenses increased $0.1 million, or 5%, for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. This increase was primarily due to a $0.1 million increase in rent expense driven by a relocation of our headquarters.

Other income and expenses

	Six Months Ended June 30,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Other income (expense)	$11	$(10)	$(21)	(191)%

Other income (expense) was $(10,000) and $11,000 for the six months ended June 30, 2017 and 2016, respectively. This decrease was primarily due to the foreign exchange loss associated with the activities of the foreign offices established during 2016, offset by interest income during the period.

Provision for Income Taxes

	Six Months Ended June 30,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Income taxes	$833	$1,278	$445	53%

The provision for income taxes for the six months ended June 30, 2017 and 2016 was $1.3 million and $0.8 million, respectively. The effective tax rate for the six months ended June 30, 2017 and 2016 was 34.60% and 32.25%, respectively. There were no valuation allowance releases for the six months ended June 30, 2017.

Net Income

As a result of the foregoing, our net income increased by $0.7 million, or 41%, to $2.4 million for the six months ended June 30, 2017 from $1.7 million for the six months ended June 30, 2016.

Comparison of the Years Ended December 31, 2016 and December 31, 2015

Revenue

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(dollars in thousands)
Revenue	$20,245	$27,156	$6,911	34%

Revenue increased by $6.9 million, or 34%, for 2016 as compared to 2015. The increase was primarily due to a 43% increase in volume of shipments in fiscal year 2016 as a result of increased demand for our HD-TVI receiver products in the video security surveillance market, offset by a 6% decrease in overall average selling price due to change in product mix. For the year ended December 31, 2016, we recorded revenue of $0.6 million for mixed-signal solutions sales into the automotive market whereas substantially all of our revenue for the year ended December 31, 2015 was derived from sales into the video security surveillance market.

Revenue by Geographic Region

The table below sets forth the major components of the change in revenue by geographic region for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2015	2016
China	87%	88%
South Korea	7	6
Taiwan	6	4
Japan	—	2

Total revenue	100%	100%

We derived substantially all of our revenue from sales to customers in Asia, and China in particular, which accounted for 88% and 87% of our revenue for the year ended December 31, 2016 and 2015, respectively. Because our customers market and sell their products worldwide, our revenue by geographic location is not necessarily indicative of where our customers’ product sales and end-customer design win activity occur, but rather is an indication of where their operations reside.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(dollars in thousands)
Cost of revenue	$8,803	$12,735	$3,932	45%
Gross margin	57%	53%

Cost of revenue increased by $3.9 million, or 45%, while gross margin decreased to 53% in fiscal year 2016 from 57% in fiscal year 2015. The increase in cost of revenue was primarily driven by a 43% increase in unit sales, and changes in product mix, which resulted in a negative impact on gross margin due to the sales volume increase of higher cost, lower margin products. The cost of revenue increase and gross margin decrease was also due to increased inventory write downs of $0.7 million and, to a lesser extent, increased warranty expense related to the higher sales volumes. We expect gross margins to fluctuate in future periods due to changes in product mix, average unit selling prices, manufacturing costs, manufacturing yields, levels of inventory valuation, if any, and levels of product demand.

Research and development expenses

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(dollars in thousands)
Research and development	$4,964	$4,380	$(584)	(12)%

Research and development expenses for the year ended December 31, 2016 decreased $0.6 million, or 12%, as compared to the year ended December 31, 2015. This decrease was primarily due to the $1.4 million impact of fewer tape-outs during the year ended December 31, 2016, partially offset by $1.0 million of increased personnel costs associated with a 40% increase in research and development headcount related to expanded research and development activities.

Selling, general and administrative expenses

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(dollars in thousands)
Selling, general and administrative	$2,592	$4,678	$2,086	80%

Selling, general and administrative expenses increased by $2.1 million, or 80%, for the year ended December 31, 2016 as compared to the year ended December 31, 2015. This increase was primarily due to a $1.7 million increase in personnel-related expense driven by a 61% increase in headcount associated with growing sales and marketing efforts and expanding accounting and finance. Additionally, accounting and audit fees increased $0.4 million as we continued to prepare to become a public company, and, to a lesser extent, rent and facility expenses increased as a result of establishment of foreign offices.

Other income and expenses

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(dollars in thousands)
Other income (expense)	$3	$—	$(3)	(100)%

Other income decreased by $3,000, or 100%, for the year ended December 31, 2016 as compared to the year ended December 31, 2015. This decrease was primarily due to the foreign exchange loss associated with the activities of the foreign offices established during 2016, offset by interest income during the period.

Provision for Income Taxes

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(dollars in thousands)
Income taxes	$(168)	$1,882	$2,050	(1,220)%

The provision for income taxes for the years ended December 31, 2016 and 2015 was $1.9 million and $(0.2) million, respectively. The effective tax rate for the years ended December 31, 2016 and 2015 was 35.09% and (4.32)%, respectively. The increase in effective tax rate is due to the release of the valuation allowance during the year ended December 31, 2015. There were no such releases in fiscal year 2016.

Net Income

As a result of the foregoing, our net income decreased by $0.6 million, or 14%, to $3.5 million for the year ended December 31, 2016 from $4.1 million for the year ended December 31, 2015.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily with revenue from sales of our mixed-signal integrated circuits and with gross proceeds from the sale of an aggregate of $8.8 million of convertible preferred stock. Our primary use of cash is to fund our operations as we continue to grow our business. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the changes in our outstanding accounts payable and accrued expenses.

Our cash and cash equivalents as of June 30, 2017 were $11.9 million. Substantially all of our cash and cash equivalents are held in the United States. We believe our existing cash and cash equivalents, and cash we expect to generate from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our spending to support research and development activities, the timing and cost of establishing additional sales and marketing capabilities, the introduction of new and enhanced products and our costs to implement new manufacturing technologies or potentially acquire and integrate other companies or assets. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. Any debt financing obtained by us in the future could also involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Additionally, if we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

A summary of operating, investing and financing activities are shown in the following table:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(in thousands)
Cash flows provided by operating activities	$5,287	$1,608	$133	$2,627
Cash flows used in investing activities	(88)	(346)	(188)	(117)
Cash flows provided by (used in) financing activities	184	(719)	(522)	(584)

Operating Activities

Our primary source of cash from operating activities has been from cash collections from our customers. We expect cash inflows from operating activities to be affected by fluctuations in sales. Our primary uses of cash from operating activities have been for personnel costs and investments in research and development and sales and marketing.

During the six months ended June 30, 2017, net cash provided by operating activities was $2.6 million, primarily due to net income of $2.4 million, a net increase in non-cash charges of $0.4 million primarily driven by stock-based compensation, depreciation and amortization and deferred income taxes, offset by a net decrease in the net change in operating assets and liabilities of $0.2 million. The change in our net operating assets and liabilities was primarily due to a $0.5 million decrease in inventory as a result of increased sales over production, offset by a $0.7 million decrease in customer deposits due to timing of customer pre-payments.

During the six months ended June 30, 2016, net cash provided by operating activities was $0.1 million, primarily due to net income of $1.7 million, a net increase in non-cash charges of $0.1 million primarily driven by stock-based compensation, depreciation and amortization and offset by deferred income taxes, offset by a net decrease in the net change in operating assets and liabilities of $1.7 million. The change in our net operating assets and liabilities was primarily due to a $1.0 million decrease in accounts payable due to the timing of vendor payments, a $0.9 million increase in inventory to support anticipated demand, a $0.6 million decrease in customer deposits due to timing of customer pre-payments, a $0.4 million increase in prepaids and other current assets, offset by a $1.2 million increase in accrued expenses for personnel-related costs.

During the year ended December 31, 2016, net cash provided by operating activities was $1.6 million, primarily due to net income of $3.5 million, a net increase in non-cash charges of $0.4 million, primarily driven by stock-based compensation, depreciations and amortization and deferred income taxes, offset by a net decrease in the net change in operating assets and liabilities of $2.3 million. The change in our net operating assets and liabilities was primarily due to a $1.2 million increase in inventory to support anticipated demand, a $0.8 million decrease in accounts payable driven by the timing of payments made to our vendors, a $0.6 million decrease in our customer deposits attributable to timing of customer pre-payments, and a $0.1 million increase in accounts receivable, partially offset by a $0.2 million increase in accrued expenses and a $0.2 million decrease in prepaids and other current assets.

During the year ended December 31, 2015, net cash provided by operating activities was $5.3 million, primarily due to net income of $4.1 million, a net increase in our operating assets and liabilities of $1.8 million, partially offset by a net decrease in non-cash charges of $0.6 million, primarily driven by deferred income taxes, depreciation and amortization and stock-based compensation. The change in our net operating assets and liabilities was primarily due to a $1.3 million increase in customer deposits primarily attributable to timing of customer pre-payments and $1.1 million increase in accounts payable as a result of ramping up our sales and marketing efforts in fiscal year 2015, partially offset by a $0.3 million increase in inventory and a $0.3 million increase in prepaid and other current assets.

Investing Activities

Our investing activities consist primarily of purchases of property and equipment. We expect to continue to make capital expenditures to support the continued growth of our business. During the six months ended June 30, 2017 and 2016, and for the years ended December 31, 2016 and 2015, cash used in investing activities was $0.1 million, $0.2 million, $0.3 million and $0.1 million, respectively, due to purchases of property and equipment.

Financing Activities

Cash flows used in financing activities consists primarily of payments for activities related to the process of becoming a public company. These costs are deferred until the time of the offering unless the offering is abandoned, in which case these costs would be expensed immediately. During the six months ended June 30, 2017, payments for deferred offering costs were $0.6 million offset by $21,000 of net proceeds from the exercise of stock options. During the six months ended June 30, 2016, payments for deferred offering costs were $0.6 million offset by $0.1 million of net proceeds from the exercise of stock options. During the year ended December 31, 2016, payments for deferred offering costs were $0.8 million, offset by $0.1 million of net proceeds from the exercise of stock options. During the year ended December 31, 2015, we had no significant financing activities.

Contractual Obligations

We are required to make future payments under certain operating leases. Our outstanding contractual obligations as of December 31, 2016 are summarized in the following table:

		December 31, 2016
	Total	Less than 1 year	1 to 3 years	3-5 years	More than 5 years
	(in thousands)
Operating Leases	$1,158	$416	$683	$59	$—
Purchase Commitments	150	100	50	—	—

Total	$1,308	$516	$733	$59	$—

As of June 30, 2017, the Company’s future minimum lease payments under operating leases totaled $1.0 million. Future minimum payments under purchase commitments are $110,000 and $63,000 for the years ending December 31, 2017 and 2018, respectively, as of June 30, 2017.

Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Off Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies, Significant Estimates and Judgments

The discussion and analysis of our results of operations and financial condition set forth in this prospectus is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make critical accounting estimates that directly impact our consolidated financial statements and related disclosures.

The preparation of our consolidated financial statements requires us to make certain judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. Areas that require significant judgments, estimates and assumptions include inventory valuation, valuation allowance for recorded deferred tax assets, and stock based compensation. We base our estimates on historical experience, market comparables and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

See “—Recently Issued Accounting Pronouncements” for further information related to recently issued accounting standards and their future impact to us.

The following paragraphs discuss the items that we believe are the critical accounting policies most affected by significant management estimates and judgments.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the selling price is fixed or determinable, delivery has occurred, and collectability is reasonably assured. Our customers do not have rights of return except pursuant to our standard warranty terms. Provisions for warranty returns are provided for at the time product sales are recognized based on historical experience or specific identification of an event necessitating a reserve. Generally, we meet these conditions upon shipment because, in most cases, title and risk of loss passes to the customer at that time.

For the six months ended June 30, 2017 and 2016, and the years ended December 31, 2016 and 2015, substantially all of our customers paid in advance of shipment, but we may not be able to continue this practice in the future, particularly as we sell into the automotive market. Additionally, for the six months ended June 30, 2017 and 2016, and the years ended December 31, 2016 and 2015, we do not offer stock rotation, price protection or return rights.

Inventory

We record inventory at the lower of standard cost (which generally approximates actual cost on a first-in, first-out basis) or market value. Upon the adoption of ASU 2015-11 in the first quarter of fiscal 2017, inventories are stated at the lower of cost or net realizable value. The carrying value of inventory is adjusted for excess and obsolete inventory based on inventory age, shipment history and the forecast of demand over a specific future period. At the point of loss recognition, a new lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that new cost basis. The semiconductor markets that we serve are volatile and actual results may vary from forecast or other assumptions, potentially affecting our assessment of excess and obsolete inventory which could have a material effect on our results of operations.

Income Taxes

We account for income taxes using an asset and liability approach, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements, but have not been reflected in our taxable income. Valuation allowances are established to reduce deferred tax assets as necessary based on available objective evidence. We believe it is more likely than not that we will realize benefits of deductible differences and have, therefore, not recorded a full valuation allowance. We recognize in our consolidated financial statements the impact of a tax position that based on its technical merits is more likely than not to be sustained upon examination. The valuation allowance as of June 30, 2017 and 2016 was approximately $306,000 and $272,000, respectively. The valuation allowance as of December 31, 2016 and 2015 was approximately $282,000 and $222,000, respectively.

Stock-based Compensation

We measure and recognize compensation expense for all stock-based awards granted to our employees and other service providers, including stock options and restricted stock awards, based on the estimated fair value of the award on the grant date. We estimate the grant date fair value of our stock option awards, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The fair value of restricted stock awards is determined based on the fair value of our common stock estimated as part of the business enterprise valuation process. We recognize compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting term of five years.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards.

The assumptions used in our option-pricing model represent management’s best estimates. These estimates are highly complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment, so that they are inherently subjective. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. Because our stock is not publicly traded, we must estimate its fair value, as discussed in “Common Stock Valuations” below.

•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the options for each option group.

•	Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms and contractual lives of the options.

•	Volatility. We determine the price volatility factor based on the historical volatilities of our peer group as we did not have a sufficient trading history for our common stock. Industry peers consist of several public companies in the technology industry that provide similar services with comparable characteristics including enterprise value, risk profiles and position within the industry. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. We currently do not expect to issue any dividends.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

For the six months ended June 30, 2017 and 2016, stock-based compensation expense was $0.3 million and $0.2 million respectively. For the years ended December 31, 2016 and 2015, stock-based compensation expense was $0.4 million and $0.2 million respectively. As of June 30, 2017, we had approximately $1.6 million of total unrecognized compensation expense which we expect to recognize over a weighted-average period of approximately four years. The intrinsic value of all outstanding options as of June 30, 2017 was $7.4 million based on the estimated fair value of our common stock of $6.00 per share, or $6.00 per JDS, which is the midpoint of the price range set forth on the cover of this prospectus.

Common Stock Valuations. Our board of directors intends all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The estimated fair value of our common stock was determined contemporaneously at each valuation date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors, with the assistance of management, developed these valuations using significant judgment and taking into account numerous factors, including developments at our company, market conditions and contemporaneous independent third-party valuations.

Depending on whether stock options were granted near periods in which we also had a preferred stock issuance, the valuations of our common stock were back-solved for the common stock equity value using the Option Pricing Method, or OPM, the multi-period discounting method and the probability-weighted expected return method, or PWERM, or a combination thereof.

The OPM treats the rights of the holders of preferred and common stock as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Thus, the estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights.

The multi-period discounting approach values the business based on the future benefits that will accrue to it, with the value of future benefits discounted back to a present value at an appropriate discount rate. The discounted cash flow analysis forecasts future revenue and free cash flow, or net operating profit after tax from continuing operations, associated with that revenue.

The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each stock class.

Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of the JDSs on the Mothers market of the Tokyo Stock Exchange.

JOBS Act

We qualify as an “emerging growth company” pursuant to the JOBS Act. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying companies. As defined in the JOBS Act, a company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenue is less than $1.0 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of the fiscal year following the fifth anniversary of its initial public offering of common equity securities;

•	the last day of the fiscal year in which it has annual gross revenue of $1.07 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.07 billion in non-convertible debt; or

•	the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (a) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (b) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) has filed at least one annual report pursuant to the Securities Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as December 31, 2022. Pursuant to Section 107(b) of the JOBS Act, as an “emerging growth company,” we are permitted to take advantage of an extended transition period for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, not providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and not complying with any requirement that may be adopted regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for so long as we continue to qualify as an emerging growth company.

Related Party Transactions

For a description of our related party transactions, see “Certain Relationships and Related Party Transactions.”

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from fluctuations in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize these risks through regular operating activities. We do not purchase, hold or sell derivative financial instruments for trading or speculative purposes.

Foreign exchange rates

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. Substantially all of our revenue was derived from sales outside of the U.S. in the six months ended June 30, 2017 and year ended December 31, 2016. This revenue is generated almost entirely in U.S. dollars with sales through distributors worldwide. Our operating expenses are denominated in the currencies of the countries in which our subsidiaries are located, and may be subject to fluctuations due to changes in foreign currency exchange rates. To date, we have not entered into any hedging contracts, but may elect to do so in the future. A hypothetical increase or decrease of 10% in foreign exchange rates for the six months ended June 30, 2017 and the year ended December 31, 2016 would not have resulted in a significant increase or decrease in revenue or net income during that period.

The U.S. dollar is the functional currency for all of our foreign operations. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency of the subsidiary at the balance sheet date. The gains and losses from remeasurement of foreign currency denominated balances into the functional currency of the subsidiary are included in Other income (expense) on our Consolidated Statement of Operations. The remeasurement of foreign currency into functional currency has not been significant to date.

Interest rates

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents. We seek to minimize the risk to our cash and cash equivalents by investing cash in excess of our operating needs in short-term, high-quality instruments issued by highly creditworthy financial institutions. With the amount of cash and cash equivalents that we maintained at June 30, 2017, a hypothetical increase or decrease of one percentage point, or 100 basis points, in interest rates, would not have had a material effect on our financial statements.

BUSINESS

Overview

We are a fabless semiconductor company that designs, markets and sells mixed-signal integrated circuits for multiple video applications in the security surveillance and automotive markets. Our integrated circuits are enabling the transition from standard definition, or SD, video to high definition, or HD, video in the security surveillance and automotive industries. We target specific video applications that receive and process high definition analog video signals, including surveillance cameras, surveillance digital video recorders, or DVRs, as well as cameras in automobiles. We design application specific products that utilize our HD analog transmission technology and perform advanced digital video processing to facilitate the display, transmission and storage of video content. We believe designing our integrated circuits for specific applications allows us to better address varying end-customer requirements, fully leverage our technological capabilities and achieve greater share within our target markets.

Our solutions take HD video signals from a camera and convert them into analog signals for reliable long distance transmission, then convert the HD analog signal into the appropriate format for video processing and display. Our HD analog technology operates at the same 1080p HD resolution as digital HD, but processes video in an HD analog format and transmits the video in this same analog format, thereby eliminating the need for any compression or decompression. Our integrated circuits are based on our proprietary architecture and mixed signal technologies that we believe provide high video quality, enable high levels of integration and are cost effective.

Our integrated circuits are used by leading security surveillance manufacturers, such as Hikvision in China, IDIS in South Korea and AVTech in Taiwan. These three manufacturers are each a leading security surveillance manufacturer in their respective country. We began shipping our integrated circuits in 2013 and to date, we have sold over 50 million integrated circuits. Our revenue has increased from $13.6 million in the six months ended June 30, 2016 to $15.3 million in the six months ended June 30, 2017, and our net income increased from $1.7 million in the six months ended June 30, 2016 to $2.4 million in the six months ended June 30, 2017. Our revenue has increased from $20.2 million in fiscal year 2015 to $27.2 million in fiscal year 2016 and our net income has decreased from $4.1 million in fiscal year 2015 to $3.5 million in fiscal year 2016. The decrease in our net income in fiscal year 2016 is primarily attributable to increased tax payments due to a higher effective tax rate in fiscal year 2016, as a result of the release of our valuation allowance in fiscal year 2015. We commenced shipment of our products into the automotive market in fiscal year 2016, and recognized $1.2 million and $0.6 million of revenue on sales into the automotive market in the six months ended June 30, 2017 and for the year ended December 31, 2016, respectively.

Industry Background

Growth in the Video Surveillance and Automotive Camera Markets

There has been rapid growth for video applications in the security surveillance and automotive markets. We believe this growth is largely attributable to significant improvements in the user experience, including improvements in video quality, functionality, form factor and the cost of these systems.

We believe the video surveillance market will grow in the next several years. According to Markets and Markets, the worldwide revenue for video surveillance equipment is projected to increase from approximately $30 billion in 2016 to more than $76 billion in 2022, a compound annual growth rate of approximately 15.4%. We believe that in addition to a worldwide increased focus on security, a significant factor for this growth is the improved performance of security systems, which is primarily driven by the transition from standard definition video systems to HD systems. As the surveillance market expands, newly installed systems are more likely to implement an HD system and existing standard definition systems are increasingly being replaced with HD systems.

There are an increasing number of video applications inside automobiles, including backup cameras, surround view cameras, car black boxes and e-mirrors. There are several factors driving this trend in the automotive industry, including consumer demand as well as automotive safety regulations. For example, the United States Congress passed the Cameron Gulbransen Kids Transportation Safety Act in 2008, which required the United States Department of Transportation to implement rules requiring all automobiles sold in the United States to have backup cameras. As a result, all automobiles sold in the United States and built after May 1, 2018 must have backup cameras.

Security Surveillance: Transition from Standard Definition to High Definition

Security surveillance systems have historically captured, transmitted and stored video in standard definition. A surveillance system captures video with a camera and transmits the video to a recording system, such as a surveillance DVR, which can then display the video on a screen or store the video in order to make it available for playback at a later time. The use of high definition video significantly increases the amount of detail that can be seen during playback and can help improve the overall performance and effectiveness of a security surveillance system. As a result, there is an increasing demand for high definition surveillance systems.

The original HD surveillance technology introduced into the market was based on an Internet Protocol, or IP, camera and an Ethernet cable connection. For several years, this was the only solution available for providing HD video in surveillance systems. Although the video quality produced from an IP-based system can be a significant upgrade to legacy standard definition systems, the IP-based approach has several disadvantages. The installation of an IP-based system is extremely complex, and may require professional installation with complicated IP settings, which makes implementing these systems costly. Because an IP-based solution cannot generally utilize existing SD infrastructure, upgrading from an existing SD system to an HD IP-based solution can be particularly costly. In addition, because the video is captured by an IP camera, the video must be compressed before being transmitted from the camera to a display screen or DVR where it is subsequently decompressed and displayed. This results in latency, or a delay from the time the video is captured until it is shown on the display, as well as degraded video and fidelity loss due to the compression. For real-time surveillance, this latency can be a significant problem. The requirement for compression also can result in compatibility problems between the camera and the rest of the system. Finally, because IP-based solutions transmit information digitally, significant interference or disruption in the signal can result in a complete cutoff of the picture. This presents a problem in systems where a user would rather have a potentially lower-quality image instead of a complete cutoff in the event of a signal disruption, such as in a surveillance system. Although an IP-based HD surveillance system can significantly improve video quality, it can be complicated to install, is significantly more costly than standard definition systems, and can suffer from reliability, latency and compatibility issues.

In order to address some of the challenges of an IP/Ethernet surveillance system, an HD-serial digital interface, or HD-SDI, approach was introduced. This system eliminates the need for IP cameras, which means there is no need to configure IP settings when installing the cameras, generally resulting in decreased installation and configuration costs. In addition, existing coaxial cabling can potentially be used with this system, which can lower the total installation cost when upgrading an existing SD system. This system also eliminates the need for compression since the video is no longer being captured by an IP camera, which means visual latency is eliminated. However, similar to an IP-based system, the video signal is transmitted digitally, which can result in complete picture cutoff in the event of interference or disruption in the signal. As a result, the system requires higher quality insulated cable in order to achieve longer transmission distances without raising the risk of picture cutoff, which can result in significant costs. While the HD-SDI system presents advantages over the IP-based approach, it can still result in significant costs to implement the system and can suffer from reliability problems resulting in a complete picture cutoff if the transmission suffers from interference or disruption.

Although IP-based and HD-SDI systems may be costly to implement and can suffer as a result of several challenges, the potentially significant improvement in HD video quality over standard definition surveillance systems is driving increased demand for HD systems. As the overall demand for surveillance systems increases, we believe there is a large opportunity for an HD surveillance system that can address the continued shortcomings of the digital IP-based and HD-SDI systems.

Automotive Video Applications: Transition from Standard Definition to High Definition

Substantially all current in-car cameras use an analog solution to display standard definition video. The advantages of this analog approach include low cost and reliability because there is not a sudden cut-off of video. In general, an analog signal that is interfered with or degraded will result in a lower-quality image, but not fail entirely, or suffer from a sudden cut-off of the video signal, as a digital solution would. However, the quality of the video in this standard definition approach is poor and does not compare favorably with high definition video quality. As a result of consumer demand for higher resolution video, a transition from standard definition to high definition has begun in the automotive market.

The initial high definition solutions for in-car video applications have suffered from high costs and latency. Additionally, due to space constraints in vehicles, cables are frequently required to make sharp bends or twists that greatly increase the chances of signal interference and loss of signal, particularly in digital solutions. In order to perform in this environment, digital solutions require higher-cost cables with heavy protective insulation, significantly increasing the cost of an HD solution for automotive video applications. There are two primary digital HD solutions currently in the marketplace: an IP camera/Ethernet cable-based solution and a serializer/deserializer, or SERDES, HD solution. The current IP camera/Ethernet cable-based HD solutions suffer from some of the same challenges these solutions face in surveillance systems, including high costs and performance issues. IP-based solutions also require more expensive heavily-shielded CAT5 cabling throughout the car. Both of these factors increase the video application system costs. In addition, the need for compression to transmit video from the IP camera and subsequent decompression to display the video end result in latency and lower reliability. For a back-up camera, latency can be a significant problem as the driver may hit an object before it is displayed on the screen. The SERDES HD solution also suffers from high cable costs, as expensive shielded, low-voltage differential signaling, or LVDS, cable must be installed throughout the car, while also having reliability concerns and high connector costs. Even with these challenges, however, the higher quality video afforded by HD solutions has driven demand for HD in-car video applications. We believe a significant opportunity exists in this market for an HD solution that can address the challenges of latency and reliability, while providing a cost-effective solution.

Our Strengths

We offer high performance integrated circuits that enable our end-customers to deploy high definition video systems for specific applications within our target markets, which are currently the security surveillance market and automotive industry. Our proprietary high definition transport video interface, or HD-TVI technology, serves as the common foundation across most of our application specific products. Our HD-TVI integrated circuits have the following key strengths:

High Performance. Our HD-TVI technology is designed to deliver high performance by providing high video quality, no visual latency, and enabling long distance transmission of HD video without significant degradation and with high reliability. We enable our end-customers to achieve high quality video at HD resolutions with analog and digital algorithms that can eliminate analog video artifacts and maintain HD video resolution. We are able to process video in an HD analog format and transmit the video in this same analog format, thereby eliminating the need for any compression or decompression. Our HD analog technology operates at the same 1080p HD resolution as digital HD, but instead of the information being stored and transmitted as series of 0s and 1s it transmits information in a continuous wave. In addition to eliminating visual latency by avoiding the need for compression, transmitting in analog instead of digital also improves reliability, because significant interference or other disruption in the transmission signal will only result in correspondingly affected image quality and not a complete image cutoff as would occur in a digital transmission. The result is that our HD-TVI integrated circuits can process high-quality HD video that can be transmitted without visual latency and can be sent reliably over long cable distances. For our target markets, this high performance is extremely critical and we believe addresses the shortcomings of alternative HD solutions. For example, our HD-TVI technology eliminates the latency that can be extremely problematic for real-time surveillance as well as for automobile back-up cameras.

Cost Effectiveness. The implementation of video applications using our HD-TVI technology for surveillance systems and automobiles is cost effective. Because our technology can utilize existing SD cables and does not require complicated configuration, it avoids the installation, retrofitting and set-up costs of IP-based solutions, as well as the expensive retrofitting and cabling that can be required for HD-SDI solutions. Our HD-TVI technology enables us to transmit video in an analog format, which means that surveillance systems and in-car video systems can also use less expensive cabling, including existing cabling from legacy SD surveillance systems, to transmit in difficult and hostile environments without suffering from reliability issues such as complete video cutoff. This lowers the overall systems cost for our end-customers.

High Levels of Integration. We provide our analog conversion and digital processing technologies in a single integrated circuit. For example, we integrate our HD-TVI transmitter with a high performance HD image signal processor for increased functionality. In addition to reducing system-level costs, this enables us to provide a smaller footprint than most competing technologies, which leaves more space available on HD camera products, or allows these HD cameras to shrink in size. We also integrate our HD-TVI receiver with sophisticated analog video and audio decoders to allow our HD-TVI products to support both high definition video, including other HD analog variants, as well as legacy standard definition video for both the security surveillance and automotive backup camera market. As a result, an end-customer could elect to upgrade its video capture device with our integrated circuit without upgrading any cabling, displays, or DVRs as the system will remain compatible. This allows the system manager to upgrade cabling and displays or DVRs later, thereby making the decision to upgrade and implement an HD system less costly initially. This compatibility provides our end-customers, and in particular our security surveillance end-customers, with more flexibility in designing their system, and allows them to stage their system upgrades over time.

Design Efficiency. Our digital and analog design architecture allows us to operate at small process geometries for both our analog and digital technologies to achieve small die sizes resulting in advantages in cost, performance and power consumption. We believe this enables us to provide a comprehensive solution at a cost effective price point, without sacrificing our business objectives.

Additionally, our experienced leadership team brings over 34 years of management experience at semiconductor companies targeting the security surveillance and automotive markets. Our CEO and CTO have worked together for over 19 years at three companies including Techpoint. We believe that our leadership team’s experience with one another and in the industry helps to bring stability to our company and set the tone for our company culture of practical innovation and growth.

Our Growth Strategy

Our objective is to be the leading provider of high-performance, cost-effective integrated circuits for multiple video applications. To achieve this objective, we expect to continue to pursue the following strategies:

Target Multiple High Growth Video Applications. We intend to continue to address a number of video applications in the security surveillance and automotive markets that provide us with multiple high growth opportunities. Our products are incorporated, or designed, into numerous applications that are experiencing significant growth, including HD analog cameras, HD surveillance DVRs, in-car HD backup cameras and HD surround view cameras. As the transition from standard definition to HD video continues, we expect the opportunities that we have within our current target markets to continue to grow.

Develop Additional Application Specific Products. We believe that our application specific product strategy allows us to better address varying customer requirements, fully leverage our technology capabilities and achieve a greater share within our target markets. We plan to maintain and expand upon this product strategy in the future. For example, in 2017, we plan to introduce an HD-TVI receiver with an integrated HD LCD controller to further facilitate the migration of automotive displays to HD resolutions. We believe that we can leverage our extensive expertise in video de-interlacing, scaling, and image enhancement algorithms as well as our expertise in developing HD analog products to develop an optimized and integrated product for these applications.

Develop New Technologies. We plan to continue to develop additional technologies to address evolving customer requirements. For example, we are developing technologies that help process images with high levels of contrast, that correct distortion in an image and that enable higher megapixel resolution support, which are important technologies for next generation Ultra HD resolution camera and video products. We are also working on utilizing even lower process geometries for our analog and digital mixed signal technologies to further improve our performance, power consumption and manufacturing costs in our next generation products.

Expand Customer Relationships. Our integrated circuits are used by leading security surveillance manufacturers, such as Hikvision in China, IDIS in South Korea and AVTech in Taiwan. We also have design wins with major automotive equipment manufacturers. We sell our integrated circuits through sales and customer support personnel and sales and marketing offices in the United States, Japan, South Korea, Taiwan and China. We intend to continue to expand our sales, marketing and technical support capabilities to pursue additional design wins with our existing end-customers and to develop relationships with new end-customers in our target markets.

Strengthen Our Market Presence Through Selected Acquisitions. We intend to actively consider acquisitions of companies or technologies that can add to or complement our solutions. We believe well-conceived and implemented acquisitions can enable us to increase our market penetration and broaden our technology and product offerings.

Application Specific Products

We design, market and sell integrated circuits that enable the transmission of high definition video content over long cable distances to facilitate the display, storage or processing of video content. Our application specific products currently include our security surveillance and automotive product lines. We intend to continue to develop new generations of products for each of these application specific product lines.

Security Surveillance. We have three subgroups of products for security surveillance consisting of HD-TVI transmitters, HD-TVI receivers and HD-SDI receivers.

HD-TVI Transmitters. Our HD-TVI transmitters are used within the camera, and take the HD digital signal from an HD camera processor and convert it to HD-TVI analog signals. We integrate the HD camera processor and HD-TVI transmitter into the same integrated circuit to save cost and save space in a camera. However, we also market standalone HD-TVI transmitters to increase our flexibility to work with other camera processors in the market. This allows a customer either to purchase our combined HD-TVI transmitter with both a processor and transmitter or our standalone transmitter to be paired with a third-party processor.

HD-TVI Receivers. Our HD-TVI receivers are used in DVRs, and convert the HD-TVI analog signal into digital signals to be processed by a DVR system, which can then transmit the image to a display. To improve the cost and performance of our HD-TVI receivers, we integrate multiple HD-TVI receivers along with standard definition analog video decoders as well as analog audio decoders into the same integrated circuit. This allows HD DVR makers to support HD video and standard definition video for backward compatibility at the same time.

HD-SDI Receivers. Our HD-SDI receivers perform similar functions for HD video as our HD-TVI receivers, except these HD-SDI receivers use serial digital transmission technology used in video broadcasting instead of our HD-TVI technology. Having both HD-TVI and HD-SDI receiver products in our product portfolio allows us to address both the analog and digital HD security surveillance market segments at the same time.

Automotive. We optimize our automotive HD-TVI transmitters and receivers to work with current automotive camera processors and navigation systems in the automotive market. For example, our automotive HD-TVI transmitters are designed to work specifically with current automotive camera processors and image sensors. Similar to our security surveillance products, our automotive HD-TVI receiver also integrates standard definition analog video decoders so that automotive vendors have the flexibility of supporting both HD and standard definition video. In 2017, we plan to introduce an LCD controller that will be integrated with our HD-TVI receiver. This new LCD controller, which will provide advanced image processing, can address the emerging e-mirror market by moving the unique HD LCD panels inside the e-mirror and allowing HD content via HD-TVI connectivity.

The following table summarizes the features applications of our two application specific integrated circuit product lines, security surveillance and automotive:

Product Line		Key Features	Representative Applications
Security Surveillance

HD-TVI Transmitters	-	Converts HD camera signals to HD-TVI analog signals	Security Surveillance Cameras

	-	Integrated HD Camera processor supporting Wide Dynamic Range, Low Light Noise Reduction, and advanced video processing

HD-TVI Receivers	-	Converts HD-TVI analog signal into digital signal.	DVR application

	-	Integrates four HD-TVI receivers

HD-SDI Receivers	-	Integrated Standard Definition analog	DVR application
video decoder and audio codec

	-	Integrate four HD-SDI receivers	Enables backward compatibility with standard definition equipment.

	-	Integrate four HD-SDI transmitters
Automotive

HD-TVI Transmitter	-	Interfaces with most automotive camera	Automotive HD Backup Camera
		processors on the market	Automotive HD Surround View Camera

HD-TVI Receivers	-	Integrated Standard Definition analog video decoder	Automotive HD Display Automotive E-Mirrors
	-	Integrated advanced LCD controller

Technology

We have several core competencies that enable us to design analog, mixed signal and digital technologies that can be implemented across our application specific product lines. We have internally developed the combination of technologies, expertise and capabilities necessary for the conversion and processing of HD video signals. We do not depend on third parties for any material technology, expertise or design capability.

We have developed a proprietary high definition analog video transmission technology called high definition transport video interface, or HD-TVI. Our HD analog technology operates at the same 1080p HD resolution as digital HD technologies, but transmits the information in a continuous format, or wave, instead of a binary 0 or 1 format. When transmitted information in an analog system encounters interference or other degradation, the video quality is impacted, this is in contrast to a digital transmission where once a threshold level of interference or other degradation is encountered the image is cutoff completely. Our HD-TVI technology uses analog transmission techniques that are an extension of legacy analog video broadcasting technology used in traditional analog televisions but which can deliver high definition video transmission over long cable distances.

Our HD-TVI transmitter interfaces with a high definition camera processor or image sensor and converts the digital HD content to an HD analog signal. After transmission, our HD-TVI receiver converts this analog signal back into a digital signal for processing by a standard display processor.

As a result of our advanced analog design capability, we have developed multiple technologies that enable analog video signals to be processed digitally. One of the key analog technologies we have developed internally is our high performance and cost effective analog front-end that conditions and converts analog video signals into a digital format for display. The multiple core functions performed within our integrated circuits featuring an analog front-end are anti-aliasing filtering, automatic gain control signal clamping and analog to digital conversion. Other key analog technologies we have developed internally are analog equalizers, phase lock loops, high frequency and delta sigma analog to digital converters, video and audio digital to analog converters and low voltage differential signaling.

We have also developed a number of digital technologies specific to the security surveillance and automotive markets. For example, we have developed image signal processing technologies such as wide dynamic range, noise reduction, as well as de-interlacing, scaling, and other video enhancement algorithms, which are important technologies for HD cameras and HD video display technologies for security surveillance and automotive HD video applications. We also possess digital HD transmissions technologies such as serializer and de-serializer interface technologies, which we can offer as an alternative to our HD analog transmission technologies.

Customers

We principally sell our products to distributors who, in turn, sell to original design manufacturers, or ODMs, contract manufacturers and design houses. In addition, we sell our products, though to a lesser extent, directly to ODMs. ODMs typically design and manufacture electronic products to sell to original equipment manufacturers, or OEMs. Our agreements to sell our products through distribution channels generally provide for a non-exclusive right to sell, and to promote and develop a market for our products in a specified geographic area. These agreements generally may be terminated by either party on 60 days’ notice and do not require price protection. In the six months ended June 30, 2017 and 2016, and years ended December 31, 2016 and 2015, one of our distributors, Phitec, accounted for 70%, 87%, 85%, and 82% of our revenue, respectively. One of our other distributors, Lacewood, accounted for 12%, of our revenue in the six months ended June 30, 2017. No other customers accounted for 10% or greater of our revenue in the six months ended June 30, 2017 and 2016, and years ended December 31, 2016 or 2015. One of our end-customers, Hikvision, the largest security surveillance manufacturer in China, accounted for 61%, 65%, 62% and 78% of our revenue in the six months ended June 30, 2017 and 2016, and years ended December 31, 2016 and 2015, respectively. Another end-customer, XiongMai, accounted for 6% and 11% of our revenue in the six months ended June 30, 2017 and year ended December 31, 2016, respectively. Our sales to Hikvision and XiongMai primarily occur through Phitec, as distributor, who purchases our products as a result of demand from Hikvision and XiongMai for our specific products.

In both the security surveillance and automotive markets, we have significant engagement with our end-customers prior to completion of a sale. In the security surveillance market, our end-customer is the OEM or system designer who manufacturers or designs the end product, such as a camera or DVR, that will be purchased for placement into a security surveillance system. In the automobile market, our end-customer is the automobile manufacturer, but we also typically engage with system designers and manufacturers who sell systems, such as navigation or backup video camera systems, to automobile manufacturers. Our sales representatives and engineers engage directly with these end-customers, even if we do not sell directly to them, because these end-customers exert significant influence over the design of the products or systems that are ultimately placed into their products. Our integrated circuits are used by leading security surveillance manufacturers, such as Hikvision in China, IDIS in South Korea and AVTech in Taiwan. These three manufacturers are each a leading security surveillance manufacturer in their respective country. We also currently have design wins for future generations of automobiles with major automotive equipment manufacturers. A design win does not necessarily result in future revenue, but we believe it is a strong indicator that our integrated circuits will be incorporated into a future model for that particular automotive equipment manufacturer.

Sales and Marketing

We sell our products worldwide through multiple channels, primarily through our network of domestic and international independent distributors and sales representatives and through our applications engineering staff, to a lesser extent. Each of these sales channels is supported by our customer service and marketing organizations. We have sales and customer support personnel in the United States, China, Japan, South Korea and Taiwan. We intend to expand our sales and support capabilities and our network of independent sales representatives in key regions worldwide.

Our sales cycles typically range from three to six months for the security surveillance market and one to three years for the automotive industry. We work directly with system designers to create demand for our products by providing them with application-specific product information for their system design, engineering and procurement groups. We actively engage these groups during their design processes to introduce them to our integrated circuits. We endeavor to design our products to meet anticipated, increasingly complex and specific design requirements, but which will also support widespread demand for the products and future enhancements to them. If successful, this process culminates in a system designer deciding to use our products in their system, which we refer to as a design win. Once our product is accepted and designed into an application, we believe the system designer is likely to continue to use the same or enhanced versions of our product across a number of their models, which tends to extend the life cycles of our product. This is particularly true in the automotive industry, which typically experiences multi-year product lifecycles, sometimes up to four years or longer. In addition, a design win into a particular model of car for a specific manufacturer may translate into design wins for different models from the same auto manufacturer. If we fail to achieve an initial design win, we may lose the opportunity for sales to an end-customer for a number of its products and for a lengthy period of time.

Backlog

Our sales are made primarily pursuant to standard individual purchase orders. Our backlog consists of orders that we have received from customers that have not yet shipped. Historically, management has not used backlog as an indicator of future business. As our order lead times may vary and as industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that backlog is not necessarily a good indicator of future sales. In addition, our quarterly revenue depends on orders booked and shipped in that quarter. As a result, we have not experienced material backlog at the end of a quarter, and any backlog at that time would be more indicative of the timing of the order, rather than anything that may predict future performance.

Research and Development

Our research and development efforts are focused on the development of new technologies as well as application specific products. As of June 30, 2017, we had 21 people engaged in research and development. Our engineering team has expertise in advanced analog design, mixed signal digital processing, video decoding and software engineering. Our research and development expense was $2.7 million and $2.2 million in the six months ended June 30, 2017 and 2016, respectively, and $4.4 million and $5.0 million in the years ended December 31, 2016 and 2015, respectively.

Intellectual Property

We seek to protect our proprietary technology, documentation and other written materials primarily under trade secret and copyright laws. We also typically require employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology.

Although we rely primarily on trade secret laws and contractual restrictions to protect the technology in the integrated circuits we currently design and market, our success and ability to compete in the future may also depend to a significant degree upon obtaining and enforcing patent protection for our HD analog and other mixed signal technologies. As of June 30, 2017, we have one patent application pending in the United States. This patent application covers aspects of the technology in the integrated circuits we currently design and market. Our future patents, if any are issued, may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents.

The laws of various countries in which we market our integrated circuits may offer little or no protection for our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to protect our proprietary rights could harm our ability to compete, generate revenue and grow our business.

We may be required to resort to litigation to enforce our intellectual property rights. We may also be subject to legal proceedings and claims relating to our intellectual property in the ordinary course of our business. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running our business. This litigation could also require us to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, develop non-infringing technology or enter into royalty or license arrangements.

Manufacturing

We do not own or operate a semiconductor fabrication, packaging or testing facility. We depend on third-party vendors to manufacture, package and test our products. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facility. This allows us to focus our efforts on the design and marketing of our products.

Integrated Circuit Fabrication. We currently outsource the manufacturing of our integrated circuits to Taiwan Semiconductor Manufacturing Company, or TSMC, and Fujitsu Semiconductor in Japan. We work closely with TSMC and Fujitsu to forecast on a monthly basis our manufacturing capacity requirements. Our integrated circuits are currently fabricated in several advanced manufacturing processes. Because smaller geometry process technologies lead to enhanced performance, smaller silicon chip size and lower power requirements, we continually evaluate the benefits and feasibility of migrating to smaller geometry process technologies in order to reduce cost and improve performance. We believe that our fabless manufacturing approach provides us with the benefits of superior manufacturing capability as well as flexibility to move the manufacturing, assembly and testing of our products to those vendors that offer the best capability, with adequate capacity at an attractive price. Nevertheless, because we do not have a formal, long-term pricing agreement with TSMC or Fujitsu, our wafer costs and services are subject to sudden price fluctuations based on the cyclical demand for semiconductors. Our engineers work closely with TSMC and Fujitsu to increase yields, lower manufacturing costs and improve quality. We intend to qualify and retain additional foundries to manufacture our semiconductors in the future.

Assembly and Test. Our products are shipped from TSMC or Fujitsu to third-party sort, assembly and test facilities where they are assembled into finished integrated circuits and tested. We outsource all packaging and testing of our products to assembly and test subcontractors, principally Advanced Semiconductor Engineering, Inc., or ASE, in Taiwan. Our products are designed to use low cost, standard packages and to be tested with widely available test equipment.

Quality Assurance. We are committed to maintaining the highest level of quality in our products. We have designed and implemented a quality management system that provides the framework for continual improvement of products, processes and customer service. We also rely on in-depth simulation studies, testing and practical application testing to validate and verify our integrated circuits. To ensure consistent product quality, reliability and yield, together with our manufacturing logistics partners we closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry and assembly subcontractor. We are certified for ISO 9001 and ISO 14001.

Competition

The market in which we operate is extremely competitive, and is characterized by rapid technological change, continuously evolving end-customer requirements and declining average selling prices. We may not be able to compete successfully against current or potential competitors. We compete with numerous domestic and international semiconductor manufacturers and designers. In our automotive target market, we principally compete with Maxim Integrated Products Inc. and Texas Instruments Incorporated. In selling our integrated circuits into the surveillance market, we principally compete against Nextchip Co. in South Korea, Pixelplus Co. in South Korea, Dahua Technology in China, and Fullhan Microelectronic Co. in China. Some of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we do. They may also have a larger presence and more significant relationships within certain geographical areas, such as in Asia where many of our end-customers operate. This may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. Some of our competitors currently offer product features or technologies that we do not currently offer but intend to sell in the future, such as Ultra HD advanced camera image signal processors. We must, therefore, compete against competitors that have more experience in developing and selling products and technologies that we do not currently offer but intend to offer in the future. Some of our competitors also use smaller geometry process technologies in their products, which can result in better manufacturing yields and decreased costs. In addition, these competitors may have greater credibility with our existing and potential end-customers. Increased competition could harm our business, by, for example, increasing pressure on our profit margins or causing us to lose end-customers. In addition, delivery of products with defects or reliability, quality or compatibility problems may damage our reputation and competitive position. Our ability to compete successfully depends in part on our ability to deliver products without reliability, quality or compatibility problems.

Our ability to compete successfully depends on a number of factors, including:

•	performance and robustness;

•	functionality;

•	price and cost effectiveness;

•	rapid time-to-market; and

•	customer service and support.

We believe we currently compete favorably with respect to these factors in the aggregate. However, we cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering our market.

Employees

As of June 30, 2017, we employed 58 full-time employees and consultants, including 21 in research and development, 18 in sales, marketing and support, six in operations and 13 in general and administration. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective bargaining arrangement. We consider our employee relations to be good.

Customer and Geographic Concentrations

For the six months ended June 30, 2017 and 2016, and the years ended December 31, 2016 and 2015, we recognized negligible revenue attributable to sources in the United States; the percentages of our revenue attributable to sources in China were 84%, 90%, 88%, and 87%, respectively; the percentages of our revenue attributable to sources in South Korea were 10%, 5%, 6% and 7%, respectively; and the percentages of our revenue attributable to sources in all other countries were 6%, 5%, 6% and 6%, respectively.

We principally sell our products to distributors who, in turn, sell to ODMs, contract manufacturers and design houses. One of our distributors, Phitec, accounted for 70%, 87%, 85%, and 82% of our revenue in the six months ended June 30, 2017 and 2016, and years ended December 31, 2016 and 2015, respectively. One of our other distributors, Lacewood, accounted for 12%, of our revenue in the six months ended June 30, 2017. No other customers accounted for 10% or greater of our revenue in the six months ended June 30, 2017 and 2016, and years ended December 31, 2016 or 2015. One of our end-customers, Hikvision, the largest security surveillance manufacturer in China, accounted for 61%, 65%, 62%, and 78% of our revenue in the six months ended June 30, 2017 and 2016, and years ended December 31, 2016 and 2015, respectively. Another end-customer, XiongMai, accounted for 6% and 11% of our revenue in the six months ended June 30, 2017 and year ended December 31, 2016, respectively. Our sales to Hikvision and XiongMai primarily occur through Phitec, as distributor, who purchases our products as a result of demand from Hikvision and XiongMai for our specific products.

As of June 30, 2017, December 31, 2016, and 2015, we had net long-lived assets in the United States of $129,000, $83,000, and $87,000, respectively, and net long-lived assets outside the United States of $246,000, $318,000, and $83,000, respectively.

Facilities

Our corporate headquarters and primary research and development and operations facilities occupy approximately 8,512 square feet in San Jose, California, under a lease that expires in February 2020. We also lease properties in China, Japan, South Korea and Taiwan. We do not own any manufacturing facilities, and we contract and license to third parties the production and distribution of our semiconductors. We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate foreseeable expansion of our operations.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of June 30, 2017 are as set forth below:

Name	Age	Position
Executive Officers
Fumihiro Kozato	58	President, Chief Executive Officer and Director
Dr. Feng Kuo, Ph.D.	59	Chief Technology Officer
Yukiko Tegarden	41	Chief Financial Officer

Non-Employee Directors
Fun-Kai Liu (1)(2)(3)	63	Director
Koji Mori (1)(2)	60	Director
Robert Cochran (1)(2)(3)	60	Director
Dr. Yaichi Aoshima, Ph.D. (3)	52	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Background of Executive Officers and Directors

Fumihiro Kozato

Mr. Kozato has been our CEO and President and served as a director since cofounding the company in 2012. Mr. Kozato is the former founder and CEO of Techwell, Inc., a publicly traded semiconductor company focusing on mixed-signal integrated circuits for video surveillance and automotive entertainment applications that was sold to Intersil Corporation in 2010. Between 2010 and 2012, Mr. Kozato pursued other interests. From 1994 to 1996, Mr. Kozato was the President of Sigmax, a start-up company based in Silicon Valley developing CD-ROM controller chips that was sold to Adaptec in 1996. From 1987 to 1994, Mr. Kozato was the Business Control Manager of the electronics division at Ricoh USA, part of a large Japanese electronics conglomerate, where he was responsible for Ricoh’s U.S. semiconductor business. Mr. Kozato started his career at Tomen, a large Japanese trading company. Mr. Kozato holds a B.S. in Mathematics from U.C. Santa Barbara. We believe that Mr. Kozato is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our CEO, his industry experience and his deep knowledge of our products, target markets and operations.

Dr. Feng Kuo, Ph.D.

Dr. Kuo has been our CTO since cofounding the company in 2012. Before that, Dr. Kuo served as the Vice President of Engineering at Intersil following its acquisition of Techwell in 2010 and where he had served as CTO from 1998 to 2010. From 1994 to 1996, Dr. Kuo was the VP of Engineering of Sigmax prior to its acquisition by Adaptec. From 1991 to 1994, Dr. Kuo was a Product Manager at Seiko, where he designed a variety of analog and mixed-signal semiconductors. Dr. Kuo started his career at Hypres, a superconductor IC Company. Dr. Kuo holds a B.S. in Electrical Engineering from Taiwan National University and an M.S. and a Ph.D. from Stony Brook University.

Yukiko Tegarden

Ms. Tegarden has been our CFO since March 2016. Ms. Tegarden was previously the Senior Revenue Manager at Seagate Technology, a publicly traded technology company, where she was the head of the revenue accounting function and worked from November 2013 through March 2016. From April 2007 through October

2013, Ms. Tegarden was a senior manager at Deloitte & Touche LLP, where she had worked since 2001 in various capacities with clients on initial public offerings, public company reporting and reporting to Japanese parent companies. From 2005 through 2007, Ms. Tegarden worked for Deloitte in Tokyo, Japan. Ms. Tegarden is a native Japanese speaker and holds a B.A. in English and International Studies from Dokkyo University in Japan and an A.A. in each of Accounting and Business Administration from De Anza College in California. Additionally, Ms. Tegarden is a Certified Public Accountant in the state of California.

Fun-Kai Liu

Mr. Liu has served on our Board since April 2012. Since 2005 Mr. Liu has been an angel investor focusing on Silicon Valley startups. Mr. Liu served at Tvia, Inc., a publicly traded developer of semiconductor and software products targeted for the advanced television and emerging display markets, as Chief Executive Officer from its founding 1995 through 2001 and as Chairman of the board through 2005. From its founding in 1989 through 1994, Mr. Liu served as the Chairman and Chief Executive Officer of OPTi Inc., a publicly traded manufacturer of core logic chip sets for the personal computer market. He received a B.S. in Electrical Engineering from National Cheng-Kung University in Taiwan, an M.S. in Computer Science from Santa Clara University and an M.S. in Electrical Engineering from Ohio State University. We believe that Mr. Liu is qualified to serve as a member of our board of directors due to the perspective and experience he has acquired from industry experience and his service as a CEO and director of public companies.

Koji Mori

Mr. Mori has served on our Board since November 2012. Mr. Mori has been the Vice President of DENSO International America, Inc., a global automotive components manufacturer, since January 2007. Mr. Mori holds a B.A. in Electrical Engineering from Kanazawa University in Japan. We believe that Mr. Mori is qualified to serve as a member of our board of directors due to the perspective and experience he has acquired from extensive experience in the automotive industry.

Robert Cochran

Mr. Cochran has served on our Board since January 2016. Mr. Cochran is currently the Executive Vice President, Legal and Corporate Collaboration of A10 Networks, Inc., an application networking company, where he has worked since January 2012 and served as a member of its board of directors since April 2012. From January 1993 to January 2012, Mr. Cochran was an attorney in private practice in Woodside, California. From 2004 to 2010, Mr. Cochran served as a director of Techwell, Inc. Mr. Cochran also serves as a director of one privately held company. Mr. Cochran holds a J.D. from Harvard Law School and an A.B. from Harvard University. We believe that Mr. Cochran is qualified to serve as a member of our board of directors due to the perspective and experience he has acquired from counseling growth companies and his service as a director of public and private companies.

Dr. Yaichi Aoshima, Ph.D.

Dr. Aoshima has served on our Board since July 2016. Since April 1999, Dr. Aoshima has been an Associate Professor and Professor at the Institute of Innovation Research at Hitotsubashi University in Japan, focusing on new product development, organization theory, and technology management. Dr. Aoshima holds a Ph.D. in Management from Massachusetts Institute of Technology, an M.A. in Commerce and Management from Hitotsubashi University, and an undergraduate degree in Commerce and Management from Hitotsubashi University. Since June 2014, Dr. Aoshima has also served as a director of NS Solutions, a subsidiary of Nippon Steel and Sumitomo Metal in Japan. We believe that Dr. Aoshima is qualified to serve as a member of our board of directors due to the perspective and experience he has acquired from extensive experience in product development and technology management, and his experience serving on the board of a Japanese company.

Voting Arrangements

Pursuant to a second amended and restated investors’ rights agreement, as amended, that we entered into with certain holders of our preferred stock and our CEO:

•	DENSO International America, Inc. has the right to nominate one director to our board of directors, currently designated as Koji Mori, provided that if DENSO International America, Inc. declines or fails to nominate a director, the holders of a majority of the outstanding shares of Series A preferred stock have the right to nominate such director;

•	the holders of a majority of the outstanding shares of Series B preferred stock have the right to nominate one director to our board of directors, currently designated as Fun-Kai Liu; and

•	the holders of a majority of the outstanding shares of common stock have the right to nominate two directors to our board of directors, one of whom must be the then-current CEO, currently designated as Fumihiro Kozato, with Robert Cochran currently serving as the other common director.

The provisions of the investors’ rights agreement relating to the designation and election of directors will terminate prior to the completion of this offering.

Board of Directors

The restated certificate of incorporation that will become effective prior to the completion of this offering provides that the authorized number of directors on our board shall be set forth in our amended and restated bylaws. Our amended and restated bylaws that will become effective prior to the completion of this offering provide that our board shall consist of such number of directors as the board of directors may from time to time determine. Our board of directors will initially consist of five directors following the completion of this offering. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors.

Corporate Governance

We believe our corporate governance initiatives comply with the Sarbanes-Oxley Act and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives comply with the rules of the Mothers market of the Tokyo Stock Exchange and Japanese securities laws. After this offering, our board of directors will continue to evaluate our corporate governance principles and policies.

Our board of directors has adopted a code of business conduct that applies to each of our directors, officers and employees. The code addresses various topics, including:

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	equal employment and working conditions;

•	record keeping;

•	confidentiality;

•	giving and accepting gifts;

•	compensation or reimbursement to customers;

•	protection and proper use of company assets; and

•	payments to government personnel and political contributions.

Our board of directors has adopted a code of ethics for senior financial officers applicable to our Chief Executive Officer, Chief Financial Officer and other key management employees addressing ethical issues. Upon completion of this offering, the code of business conduct and the code of ethics will each be posted on our website. The code of business conduct and the code of ethics can only be amended by the approval of a majority of our board of directors. Any waiver to the code of business conduct for an executive officer or director or any waiver of the code of ethics will only be granted by our board of directors or our nominating and corporate governance committee and must be timely disclosed as required by applicable law. We have also implemented whistleblower procedures that establish formal protocols for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to our audit committee.

Director Independence

In April of 2016, our board of directors undertook a review of the independence of our directors then-serving and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. A similar determination was made at the time Dr. Aoshima was appointed to our board of directors in July 2016. As a result of these reviews, our board of directors determined that Messrs. Cochran, Liu and Mori are “independent directors” under applicable SEC rules.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. In addition, after completion of this offering, our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee will also monitor compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee will monitor the effectiveness of our code of business conduct and our code of ethics, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. Each member of each of these committees meets the criteria for independence under, and the functioning of these committees complies with the applicable requirements, of the Sarbanes-Oxley Act, the rules of the Mothers market of the TSE and SEC rules and regulations. Each committee has the composition and responsibilities described below:

Audit committee

Messrs. Cochran, Liu and Mori serve on our audit committee. Mr. Cochran is chairperson of this committee. Our audit committee assists our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions, and is directly responsible for the approval of the services performed by our independent accountants and reviewing of their reports regarding our accounting practices and systems of internal accounting controls. Our audit committee also oversees the audit efforts of our independent accountants and takes actions as it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee is also responsible for monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters. Our board of directors has determined that Mr. Cochran is an audit committee financial expert, as defined by the rules promulgated by the SEC, and has the requisite financial sophistication as defined under the applicable rules and regulations of the Mothers market of the TSE.

Compensation committee

Messrs. Cochran, Liu and Mori serve on our compensation committee. Mr. Liu is chairperson of this committee. Our compensation committee assists our board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation and assesses whether our compensation structure establishes appropriate incentives for officers and employees. Our compensation committee reviews and makes recommendations to our board of directors with respect to our major compensation plans, policies and programs. In addition, our compensation committee reviews and makes recommendations for approval by the independent members of our board of directors regarding the compensation for our executive officers, establishes and modifies the terms and conditions of employment of our executive officers and administers our stock incentive plans. Our board of directors has affirmatively determined that each of Messrs. Cochran, Liu and Mori meets the definition of “independent director” for purposes of the rules and regulations of the Mothers market of the TSE and “outside director” for purposes of Section 162(m) of the Internal Revenue Code, or the Code.

Nominating and corporate governance committee

Messrs. Cochran and Liu and Dr. Aoshima serve on our nominating and corporate governance committee. Mr. Liu is chairperson of this committee. Our nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of the board of directors. In addition, our nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines, and reporting and making recommendations to the board of directors concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has in the past served as one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

None of our non-employee directors received cash fees in our last fiscal year.

Employee directors do not receive any compensation for service as a member of our board of directors. While we reimburse our non-employee directors for their reasonable out-of-pocket costs and travel expenses in connection with their attendance at board and committee meetings, we do not have a standard compensation policy for our non-employee directors. Historically, we have granted each of our non-employee directors a 10-year option to purchase 22,500 to 30,000 shares of our common stock that vests in equal monthly installments over three years. The grants were each made at the common stock fair market value on the date of grant.

Non-employee directors will receive nondiscretionary, automatic grants of nonstatutory stock units under our 2017 Stock Incentive Plan. A non-employee director will be automatically granted on an annual basis stock units with respect to 7,500 shares. A non-employee director who is initially elected or appointed to our board of directors other than on the date of an annual meeting of stockholders will receive a pro-rated grant of stock units to reflect such non-employee director’s partial year of service. The stock units will vest on the first anniversary of the date of grant or, if earlier, the date of our next annual meeting of stockholders following the date of grant. The stock units will become vested if a change in control of the Company occurs during the non-employee director’s service. See “Employee Benefit Plans — 2017 Stock Incentive Plan.”

We intend to review and consider future proposals regarding additional non-employee director compensation upon completion of our initial public offering.

On February 16, 2016, in connection with his appointment to our board of directors, Robert Cochran received a 10-year option to purchase 30,000 shares of our common stock that vests in equal monthly installments over three years, beginning on February 27, 2016, which was subsequently amended as discussed in “Adjustment to Vesting of Outstanding Options”. The option may be early-exercised, and has an exercise price of $0.97 per share, which represents the common stock fair market value on the date of grant.

On August 18, 2016, in connection with his appointment to our board of directors, Dr. Yaichi Aoshima, Ph.D. received a 10-year option to purchase 22,500 shares of our common stock that vests in equal monthly installments over three years, beginning on September 1, 2016. The option may be early-exercised, and has an exercise price of $2.51 per share, which represents the common stock fair market value on the date of grant.

On August 18, 2016, in connection with time served as director, Fun-Kai Liu received a 10-year option to purchase 8,646 shares of our common stock that was fully vested on the date of grant. Fun-Kai Liu further received a 10-year option to purchase 7,500 shares of our common stock that vests in equal monthly installments over one year, beginning on July 1, 2016. The options may be early-exercised, and have an exercise price of $2.51 per share, which represents the common stock fair market value on the date of grant.

On August 18, 2016, in connection with time served as director, Koji Mori received a 10-year option to purchase 4,688 shares of our common stock that was fully vested on the date of grant. Koji Mori further received a 10-year option to purchase 7,500 shares of our common stock that vests in equal monthly installments over one year, beginning on July 1, 2016. The options may be early-exercised, and have an exercise price of $2.51 per share, which represents the common stock fair market value on the date of grant.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents information concerning the total compensation of our named executive officers for services rendered to us in all capacities during the years ended December 31, 2016 and December 31, 2015:

Name and Principal Position (1)	Fiscal Year	Salary ($)	Bonus ($)	Stock Option Awards ($) (2)		Total ($)
Fumihiro Kozato	2016	125,000	98,400	0		223,400
President and Chief Executive Officer	2015	125,000	6,250	0		131,250
Dr. Feng Kuo	2016	125,000	98,400	0		223,400
Chief Technical Officer	2015	125,000	6,250	0		131,250
Yukiko Tegarden	2016	108,500	23,100	124,989	(3)	256,589
Chief Financial Officer	2015	—	—	—		—

(1)	Yukiko Tegarden began serving as our CFO in March 2016 and Mr. Kozato and Dr. Kuo were our only executives in fiscal year 2015.
(2)	The amounts in this column represent the aggregate fair value of the option awards computed as of the grant dates in accordance with FASB ASC Topic 718, rather than amounts paid to or realized by the individual. See the notes to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.
(3)	On April 18, 2016, in connection with the commencement of her employment as our CFO, Yukiko Tegarden received a 10-year option to purchase 90,000 shares of our common stock that vests over a total of five years, with one-fifth of the total shares vesting on March 1, 2017 and the remaining shares vesting in equal monthly installments thereafter for the remaining four years. The option may be early-exercised, and has an exercise price of $0.97 per share, which represents the common stock fair market value on the date of grant.

Outstanding Equity Awards at Fiscal Year-end

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2016:

Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price (1)	Option Expiration Date
Fumihiro Kozato	—	—	—	—	—
Dr. Feng Kuo	—	—	—	—	—
Yukiko Tegarden	4/18/2016	54,000	—	$0.97	4/18/2026

(1)	Represents the fair market value of a share of our common stock, as determined by our board of directors, on the option’s grant date

Employee Benefit Plans

2017 Stock Incentive Plan

Our 2017 Stock Incentive Plan, or the 2017 Plan, was adopted by our board of directors on August 10, 2017, and our stockholders approved the 2017 Plan on September 6, 2017. The 2017 Plan will become effective immediately prior to the closing of this offering. Once the 2017 Plan is effective, no further grants will be made under our 2012 Stock Incentive Plan.

The 2017 Plan provides for the granting of incentive stock options, or ISOs, within the meaning of Section 422 of the Code to employees and the granting of nonstatutory stock options, or NSOs, to employees, non-employee directors, advisors and consultants. The 2017 Plan also provides for the grants of restricted stock, stock appreciation rights, or SARs, stock unit and cash-based awards to employees, non-employee directors, advisors and consultants.

Either shares or Japanese Depositary Receipts (or JDRs) may be granted under the 2017 Plan and, unless the context otherwise requires, all references in this prospectus to shares subject to awards under the 2017 Plan will include JDRs.

Administration. The compensation committee of our board of directors, or our board of directors acting as a committee, will administer the 2017 Plan, referred to herein as the 2017 Plan administrator, including the determination of the recipient of an award, the number of shares or amount of cash subject to each award, whether an option is to be classified as an ISO or NSO and the terms and conditions of each award, including the exercise and purchase prices and the vesting or duration of the award.

At the discretion of our board of directors, our compensation committee may consist of two or more non-employee directors. To the extent required by our board of directors, the composition of our compensation committee may satisfy the requirements for plans intended to qualify for exemption under Rule 16b-3 of the Exchange Act and Section 162(m) of the Code. Our board of directors may appoint one or more separate committees of our board of directors, each consisting of one or more members of our board of directors, to administer our 2017 Plan with respect to employees who are not subject to Section 16 of the Exchange Act. Subject to applicable law, our board of directors may also authorize one or more officers to designate employees, other than employees who are subject to Section 16 of the Exchange Act, to receive awards under our 2017 Plan and/or determine the number of such awards to be received by such employees subject to limits specified by our board of directors.

Authorized Shares. Under our 2017 Plan, the aggregate number of shares of our common stock authorized for issuance may not exceed (1) 2,500,000 plus (2) the sum of the number of shares subject to outstanding awards under the 2012 Stock Incentive Plan as of the 2017 Plan’s effective date that are subsequently forfeited or terminated for any reason before being exercised or settled, plus the number of shares subject to vesting restrictions under the 2012 Stock Incentive Plan on the 2017 Plan’s effective date that are subsequently forfeited, plus the number of shares reserved but not issued or subject to outstanding grants under the 2012 Stock Incentive Plan as of the 2017 Plan’s effective date. In addition, the number of shares that have been authorized for issuance under the 2017 Plan will be automatically increased on the first day of each fiscal year beginning on January 1, 2018 and ending on (and including) January 1, 2027, in an amount equal to the lesser of (1) 4% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year, or (2) another amount determined by our board of directors. Shares subject to awards granted under the 2017 Plan that are forfeited or terminated before being exercised or settled, or are not delivered to the participant because such award is settled in cash, will again become available for issuance under the 2017 Plan. Shares withheld to satisfy the grant, exercise price or tax withholding obligation related to an award will again become available for issuance under the 2017 Plan. However, shares that have actually been issued shall not again become available unless forfeited. No more than 10,000,000 shares may be delivered upon the exercise of ISOs granted under the 2017 Plan plus, to the extent allowable under applicable tax law, any shares that again become available for issuance under the 2017 Plan.

During any time when the tax deduction limitations of Section 162(m) of the Code apply to awards under the 2017 Plan, and options or SARs are intended to qualify as “performance-based compensation” under Section 162(m), no person may receive options or SARs in any calendar year for an aggregate of more than 1,000,000 shares, and no more than two times this amount in the first year of employment. The grant date fair value of all awards (as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718) granted to any non-employee director under the 2017 Plan during any 12-month period will not exceed $500,000, provided that any automatic NSO grants and any awards to a non-employee director in lieu of a cash retainer are excluded from such limit.

Types of Awards

Stock Options. A stock option is the right to purchase a certain number of shares of stock, at a certain exercise price, in the future. Under our 2017 Plan, ISOs and NSOs must be granted with an exercise price of at least 100% of the common stock fair market value on the date of grant. ISOs granted to any holder of more than 10% of our voting shares must have an exercise price of at least 110% of the common stock fair market value on the date of grant. No ISO can be granted to an employee if, as a result of the grant, the employee would have the right in any calendar year to exercise for the first time one or more ISOs for shares having an aggregate fair market value in excess of $100,000. The stock option agreement specifies the date when all or any installment of the option is to become exercisable. Each stock option agreement sets forth the term of the options, provided that the term of an ISO is prohibited from exceeding 10 years (five years in the case of an ISO granted to any holder of more than 10% of our voting shares), and the extent to which the optionholder will have the right to exercise the option following termination of the optionholder’s service with us. Payment of the exercise price may be made in cash or, if provided for in the stock option agreement evidencing the award, (1) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionholder, (2) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (3) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (4) by a “net exercise” arrangement pursuant to which the number of shares issuable upon exercise of the option will be reduced by the largest whole number of shares with an aggregate fair market value equal to the aggregate exercise price of the option, (5) by delivering a full-recourse promissory note or (6) by any other form that is consistent with applicable laws, regulations and rules.

Restricted Stock. Restricted stock is a share award that may be subject to vesting conditioned upon continued service, the achievement of performance objectives or the satisfaction of any other condition as specified in a restricted stock agreement. Participants who are granted restricted stock awards generally have all of the rights of a stockholder with respect to such stock, other than the right to transfer such stock prior to vesting. Subject to the terms of the 2017 Plan, the 2017 Plan administrator will determine the terms and conditions of any restricted stock award, including any vesting arrangement, which will be set forth in a restricted stock agreement to be entered into between us and each recipient. Restricted stock may be awarded for such consideration as the 2017 Plan administrator may determine, including without limitation cash, cash equivalents, full-recourse promissory notes, future services or services rendered prior to the award, without cash payment by the recipient.

Stock Units. Stock units give recipients the right to acquire a specified number of shares of stock (or cash amount) at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the 2017 Plan administrator and as set forth in a stock unit agreement. Unlike restricted stock, the stock underlying stock units will not be issued until the stock units have vested and are settled, and recipients of stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the 2017 Plan administrator’s discretion, stock units may provide for the right to dividend equivalents. The 2017 Plan administrator may elect to settle vested stock units in cash or in common stock or in a combination of cash and common stock. Subject to the terms of the 2017 Plan, the 2017 Plan administrator will determine the terms and conditions of any stock unit award, which will be set forth in a stock unit agreement to be entered into between us and each recipient.

Stock Appreciation Rights. SARs typically will provide for payments to the recipient based upon increases in the price of our common stock over the exercise price of the SAR. The exercise price of a SAR will be determined by the 2017 Plan administrator, which shall not be less than the common stock fair market value on the date of grant. The 2017 Plan administrator may elect to pay SARs in cash or in common stock or in a combination of cash and common stock.

Cash-based Awards. A cash-based award is denominated in cash. The 2017 Plan administrator may grant cash-based awards in such number and upon such terms as it shall determine. Payment, if any, will be made in accordance with the terms of the award, and may be made in cash or in shares of common stock, as determined by the 2017 Plan administrator.

Performance-based Awards. Awards under our 2017 Plan may be made subject to the attainment of performance criteria. Awards of restricted stock, stock units or cash-based awards that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code will be subject to the attainment of one or more pre-established performance goals, including cash flow, earnings per share, earnings before interest, taxes and amortization, return on equity, total stockholder return, share price performance, return on capital, return on assets or net assets, revenue, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, return on invested capital, market segment shares, costs, expenses, initiation or completion of research activities, initiation or completion of development programs, other milestones with respect to research activities or development programs, regulatory body approval, implementation or completion of critical projects, commercial milestones or other milestones with respect to the growth of the Company’s business or the development or commercialization of any product or service. The maximum aggregate number of shares that may be subject to restricted stock or stock unit awards intended to qualify as performance-based compensation under Section 162(m) of the Code granted to any individual in any calendar year is 1,000,000 shares, and no more than two times this amount in the first year of employment. The maximum aggregate amount of cash that may be payable under cash-based awards intended to qualify as performance-based compensation under Section 162(m) of the Code granted to any individual in any calendar year is $2,000,000. These limitations are designed to allow us to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code.

Other Plan Features

Under the 2017 Plan:

•	Unless the agreement evidencing an award expressly provides otherwise, no award granted under the 2017 Plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), other than by will or the laws of descent and distribution, provided, however, that an ISO may be transferred or assigned only to the extent consistent with Section 422 of the Code.

•	Non-employee directors will receive nondiscretionary, automatic grants of stock units under our 2017 Stock Incentive Plan. A non-employee director will be automatically granted on an annual basis stock units with respect to 7,500 shares. A non-employee director who is initially elected or appointed to our board of directors other than on the date of an annual meeting of stockholders will receive a pro-rated grant of stock units to reflect such non-employee director’s partial year of service. The stock units will vest on the first anniversary of the date of grant or, if earlier, the date of our next annual meeting of stockholders following the date of grant. The stock units will become vested if a change in control of the Company occurs during the non-employee director’s service .

•	In the event of a recapitalization, stock split or similar capital transaction, the 2017 Plan administrator will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2017 Plan, the limitations regarding the total number of shares underlying awards given to an individual participant in any calendar year, the number of shares that can be issued as ISOs, the number of shares subject to outstanding awards and the exercise price under each outstanding option or SAR.

•	If we are involved in a merger or other reorganization, outstanding awards will be subject to the agreement of merger or reorganization. Such agreement may provide for (1) the continuation of the outstanding awards by us, if we a surviving corporation, (2) the assumption or substitution of the outstanding awards by the surviving corporation or its parent or subsidiary, (3) immediate vesting, exercisability and settlement of the outstanding awards followed by their cancellation, or (4) settlement of the intrinsic value of the outstanding awards (whether or not vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award or the underlying shares) followed by cancellation of such awards. We have no obligation to treat all awards, all awards held by a participant or all awards of the same type similarly in connection with a merger or other reorganization.

•	The 2017 Plan administrator may modify, extend or renew outstanding awards or may accept the cancellation of outstanding awards (to the extent not previously exercised), whether or not granted under the 2017 Plan, in return for the grant of new awards for the same or a different number of shares and at the same or a different exercise price, or in return for the grant of a different award for the same or a different number of shares, all without stockholder approval. However, no modification of an award shall, without the consent of the individual participant, materially impair his or her rights or obligations under such award.

•	Any awards granted under the 2017 Plan will be subject to our clawback or recoupment arrangements or policies that we have in place from time to time, and the 2017 Plan administrator may, to the extent permitted by applicable law and stock exchange rules or by any of our policies, cancel or require reimbursement of any awards granted, shares issued or cash received upon the vesting, exercise or settlement of any awards granted under the 2017 Plan or the sale of shares underlying such awards.

Our board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not materially impair the rights of holders of outstanding awards without their consent. No ISO may be granted after the tenth anniversary of the earlier of (1) the date the 2017 Plan was adopted by our board of directors, and (2) the date the plan was approved by our stockholders.

2012 Stock Incentive Plan

General. Our 2012 Stock Incentive Plan, or 2012 Plan, was adopted by our board of directors and approved by our stockholders on April 12, 2012.

As of June 30, 2017, 1,608,649 shares of common stock remained available for future issuance under the 2012 Plan and options to purchase a total of 1,248,834 shares of our common stock and 413,667 shares of restricted common stock were outstanding under the 2012 Plan. The weighted average exercise price of the options outstanding under the 2012 Plan was $1.79 per share.

Following the completion of this offering, no additional awards and no shares of our common stock will remain available for future issuance under the 2012 Plan. Shares originally reserved for issuance under the 2012 Plan, but which are not subject to outstanding options or restricted stock awards on the effective date of the 2017 Plan, and shares subject to outstanding options or restricted stock awards under the 2012 Plan on the effective date of the 2017 Plan that are subsequently forfeited or terminated for any reason before being exercised or becoming vested will again become available for awards under our 2017 Plan.

The 2012 Plan provides for the grant of ISOs to employees and the grant of NSOs to employees, non-employee directors, advisors and consultants. The 2012 Plan also provides for the grants of restricted stock awards to employees, non-employee directors, advisors and consultants.

Administration. The 2012 Plan has been administered by our board of directors or a committee appointed by our board of directors, and may be amended, suspended or terminated by our board of directors, without stockholder approval, unless stockholder approval is required by applicable law, regulations or stock exchange listing standards.

Authorized Shares. We previously reserved 5,400,000 shares of our common stock for issuance under the 2012 Plan. In the event of a stock split, reverse stock split, stock dividend, combination or reclassification of the shares or similar transaction affecting the shares, any change in the number of shares effected without receipt of consideration by us or any other transaction with respect to our common stock as the 2012 Plan administrator may determine (including a merger, consolidation, reorganization or liquidation), the 2012 Plan administrator will proportionately adjust the number of shares covered by outstanding awards, the number of shares available for issuance as future awards under the 2012 Plan, the exercise or purchase price of outstanding awards and any other terms that the 2012 Plan administrator determines require adjustment.

Stock Options. The 2012 Plan administrator determines the exercise price for each stock option, provided that the exercise price of an option must equal at least 100% of the common stock fair market value on the date of grant and the term of an option may not exceed 10 years, provided further, that no ISO may be granted to any stockholder holding more than 10% of the voting shares of the company unless the option exercise price is at least 110% of the common stock fair market value subject to the option on the date of grant, and the term of the ISO does not exceed five years from the date of grant. No option may be transferred by the optionholder other than by will or the laws of descent or distribution. Each option may be exercised during the optionholder’s lifetime solely by the optionholder. Options granted under the 2012 Plan generally vest at the rate of 25% after one year from the vesting commencement date and in equal monthly installments thereafter for an additional three years. However, options may be exercised prior to their vesting dates, in which case they will be subject to a right of repurchase held by us at the original purchase price. After the termination of an optionholder’s service as an employee, non-employee director, or consultant for any reason other than death or disability, such optionholder may exercise his or her vested options for the length of time specified in the option agreement, which period may not be less than 30 days. In the case of the optionholder’s termination of service as a result of the optionholder’s death or disability, the option will remain exercisable for 12 months following such termination. Notwithstanding the foregoing, no option may be exercised after the expiration of its term.

Restricted Stock. Restricted stock is a share award that may be conditioned upon continued service, the achievement of performance objectives or the satisfaction of any other condition as specified in a restricted stock agreement. Restricted stock awards may not be granted with a purchase price less than 85% of the common stock fair market value on the grant date, or, in the case of a holder of 10% or greater of the voting shares of our company, the price may not be less than 100% of the common stock fair market value on the grant date. Participants who were granted restricted stock awards generally have all of the rights of a stockholder with respect to such shares, other than the right to transfer such shares. Restricted stock is subject to a repurchase right held by us in the event the recipient ceases to provide services to us.

Corporate Transactions. The 2012 Plan provides that, unless assumed by the acquiring or surviving company in connection with the consummation of a merger, consolidation, sale of all or substantially all of our assets or sale of 50% or more of our voting stock to a third party, outstanding awards granted under the 2012 Plan will become fully vested and will terminate. Except as otherwise provided in an award agreement, outstanding awards that are assumed or substituted with equivalent equity awards by the acquiring or surviving company in connection with a corporate transaction described in the foregoing sentence will become fully vested upon the grantee’s termination of employment without cause or for good reason, in each case, within 12 months following the consummation of such corporate transaction. In addition, except as otherwise provided in an award agreement, upon a termination of the grantee’s employment without cause or for good reason, in each case, within 12 months following a change in control of the Company (which would be triggered by the sale of 50% or more of our voting shares or a change in the composition of our board of directors over 36 months that was not supported by a majority of our incumbent directors), other than a change in control which is also a corporate transaction, the outstanding awards will become fully vested.

Adjustment to Vesting of Outstanding Options

Effective July 1, 2016, our board of directors amended the vesting schedule of all outstanding stock options granted under the 2012 Stock Incentive Plan that are held by employees, consultants, and directors, such that all future vesting dates were accelerated to the first day of the month and year that such scheduled vesting date would have otherwise occurred. This amendment was proposed and approved in order to obtain certain administrative efficiencies and operational benefits as it relates to the public reporting requirements in Japan related to the vesting of options. The financial impact of this amendment is not material.

Limitation on Liability and Indemnification Matters

We have entered into Indemnification Agreements with our directors and officers that contain provisions that limit their personal liability of for monetary damages. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of our directors in any action or proceeding. We believe that these indemnification agreements are necessary to attract and retain qualified persons as directors. We also maintain directors’ and officers’ liability insurance.

Our amended and restated bylaws will provide that we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under.

The limitation of liability represented by the indemnification agreements and the indemnification provisions in our amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the cash and equity compensation arrangements of our directors and named executive officers discussed above under “Management—Director Compensation” and “Executive Compensation,” the following is a description of transactions since January 1, 2014, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with or immediate family members of any of the foregoing, had or will have a direct or indirect material interest.

Notes

Pursuant to a Note Purchase Agreement dated as of January 20, 2014, Fumihiro Kozato, Feng Kuo and Fun-Kai Liu provided us with promissory notes in the principal amount of $500,000 each, for an aggregate of $1,500,000. The notes representing these loans accrued interest at a rate of 6% per annum. In October 2014 the principal on the loan from Mr. Liu converted into 250,000 shares of our Series B Preferred Stock as described in the immediately following paragraph, and the accrued interest was repaid. In September 2014, the principal plus accrued interest on the loans from Mr. Kozato and Dr. Kuo were repaid for an aggregate of $1,036,328.76.

Sale of Series B Preferred Stock

Pursuant to a Preferred Stock Purchase Agreement, between April and October 2014 we issued Fun-Kai Liu, one of our directors, 550,000 shares of our Series B Preferred Stock, for an aggregate purchase price of $1,100,000, which amount includes cancellation of an outstanding note in the principal amount of $500,000, which was converted into Series B Preferred Stock at no discount.

Investors’ Rights Agreement

In April 2014, we entered into a second amended and restated investors’ rights agreement with certain holders of our outstanding preferred stock, including Fumihiro Kozato, Dr. Feng Kuo, Fun-Kai Liu, Koji Mori, Akiko Kozato (the daughter of our CEO, Fumihiro Kozato) and DENSO International America, Inc., which was subsequently amended in September 2017. This agreement provides that certain holders of common stock issuable upon conversion of our preferred stock have the right to demand that we file a registration statement or request that their shares of common stock be covered by a registration statement that we are otherwise filing. With respect to this offering, the registration rights have been validly waived. In addition to the registration rights, the investors’ rights agreement provides for certain information rights, a market stand-off following an initial public offering, board observer rights and rights of first offer if we propose to offer or sell any new equity securities. Additionally, this agreement contains provisions regarding voting and size of our board of directors, board composition and removal rights. The provisions of the investors’ rights agreement, other than those relating to registration rights, will terminate upon completion of this offering. See “Description of capital stock—Investors’ rights agreement” for additional information.

Indemnification Agreements

We have entered into indemnification agreements with our directors and officers. The indemnification agreements and our restated certificate of incorporation and amended and restated bylaws will require us to indemnify these individuals to the fullest extent permitted by Delaware law. See “Management—Limitation on Liability and Indemnification Matters.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in “Executive Compensation—Additional Equity Awards” and “Management—Director Compensation,” respectively.

Related Party Transaction Policy

We have adopted a written policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of such policy.

Although we did not have a written policy for the review and approval of transactions with related persons prior to January 27, 2016, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such a transaction was fair to us and in the best interests of all of our stockholders. In addition, for each related party transaction described above, the disinterested directors in the context of each such transaction approved the applicable agreement and transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the number of shares of common stock beneficially owned on June 30, 2017, and immediately following consummation of this offering, by:

•	Each person who is known by us to beneficially own 5% or more of our common stock;

•	Each of our named executive officers and directors; and

•	All of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 15,173,905 shares of common stock at June 30, 2017. For purposes of the table below, we have assumed that 16,693,905 shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock underlying options held by that person that are currently exercisable or will become exercisable within 60 days of June 30, 2017. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Unless otherwise noted, shares are owned of record and beneficially by the named person. Beneficial ownership representing less than one percent is denoted with an “*.” As of immediately following the completion of this offering, all shares of common stock held by the persons below will be held directly and not in JDS form.

Except as otherwise set forth below, the address of each of the persons listed below is 2550 N. First Street, #550, San Jose, CA 95131 USA.

	Before the Offering		After the Offering
Name	Number of Shares Beneficially Owned	%	Number of Shares Beneficially Owned	%
Named Executive Officers and Directors:
Fumihiro Kozato (1)	1,826,088	12.0%	1,826,088	10.9%
Dr. Feng Kuo, Ph.D. (2)	3,335,866	22.0%	3,335,866	20.0%
Yukiko Tegarden (3)	120,000	*	120,000	*
Fun-Kai Liu (4)	1,215,479	8.0%	1,215,479	7.3%
Koji Mori (5)	137,188	*	137,188	*
Robert Cochran (6)	30,000	*	30,000	*
Dr. Yaichi Aoshima, Ph.D. (7)	22,500	*	22,500	*

Executive Officers and Directors as a group (7 persons)	6,687,121	43.5%	6,687,121	39.6%
5% Stockholders:
DENSO International America, Inc. (8)	1,542,188	10.2%	1,542,188	9.2%
Akiko Kozato	1,788,888	11.8%	1,788,888	10.7%

(1)	Represents shares of common stock held jointly by Mr. Kozato and Masako Kozato.
(2)	Consists of 1,365,866 shares of common stock held by Dr. Kuo, of which 32,500 are subject to our right to repurchase as of June 30, 2017; 1,000,000 shares of common stock held by Emily Ku, of which 13,500 are subject to our right to repurchase as of June 30, 2017, and 970,000 shares of common stock held by Amanda Ku.

(3)	Consists of 36,000 shares of common stock held by Yukiko Tegarden acquired upon the early exercise of options to purchase common stock, of which 13,500 are subject to our right to repurchase as of June 30, 2017, and 84,000 shares underlying an option that may be early exercised.
(4)	Consists of 980,000 shares of common stock and 16,146 shares underlying an option that may be early exercised, held by Fun-Kai Liu; 119,333 shares of common stock held by Albert Liu and 100,000 shares of common stock held by Christopher Liu.
(5)	Consists of 30,000 shares of common stock and 12,188 shares underlying an option that may be early exercised, held by Mr. Mori, and 95,000 of common stock shares held by Kuniko Mori.
(6)	Represents shares of common stock underlying an option that may be early exercised.
(7)	Represents shares of common stock underlying an option that may be early exercised.
(8)	Consists of 30,000 shares and 12,188 shares underlying an option that may be early exercised, held by Mr. Mori, and 1,500,000 shares held by his employer, DENSO International America, Inc. The mailing address of DENSO International America, Inc. is 24777 Denso Dr, Southfield, MI 48033.

One of our existing stockholders intends to enter into an agreement to lend our managing underwriter an aggregate of 228,000 shares of our common stock from September 27, 2017 to November 1, 2017 to facilitate settlement of over-allotted shares. The stock lending is necessary because the Japanese underwriters are not permitted to maintain a short position and will need to make physical settlement of over-alloted trades prior to October 25, 2017, the expiration date of the over-allotment period. The lending stockholder is MIC Innovation III Limited Liability Fund, or MIC, and it owns 525,000 shares, or 3.5%, of our common stock, and has agreed to lend 228,000 shares.

We have registered the 228,000 shares, and the 228,000 JDSs representing these common shares, to be lent to the underwriters by MIC solely to facilitate the borrowing arrangement and the exercise of the underwriters’ over-allotment option. We do not expect this stockholder to have its ownership reduced in connection with the offering, however, or to receive any proceeds other than customary lending fees. At the expiration of the underwriters’ over-allotment period, any shares lent to the managing underwriter by this stockholder will be returned using shares acquired pursuant to covering transactions or the exercise of the over-allotment option.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, as they will be in effect prior to and at the completion of this offering. For more detailed information, please see our restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of 80,000,000 shares, of which:

•	75,000,000 shares will be designated as common stock, par value $0.0001 per share; and

•	5,000,000 shares will be designated as preferred stock, par value $0.0001 per share.

Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which will occur in connection with this offering, as of June 30, 2017, we had outstanding 14,760,238 shares of common stock held of record by 88 stockholders. For more information on our capitalization, see “Capitalization.”

Common Stock

Pursuant to our restated certificate of incorporation that will be in effect prior to and at the completion of this offering, the holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. This restated certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. However, the current policy of the board of directors is to retain earnings, if any, for operations and growth. Upon our liquidation, dissolution or winding-up, subject to the rights, if any, of the holders of our preferred stock, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series without stockholder approval. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Investors’ Rights Agreement

Upon completion of this offering, the holders of an aggregate of 10,742,500 shares of our common stock that were issued or are issuable upon the conversion of our preferred stock, assuming the conversion is effective prior to the completion of this offering, will be entitled to the rights described below with respect to registration of the resale of such shares under the Securities Act pursuant to the second amended and restated investors’ rights agreement by and among us and certain of our stockholders dated April 30, 2014, as amended.

Registration of shares of common stock in response to the exercise of the following rights would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate upon the earlier of the third anniversary of this offering or at such time as all of the holder’s registrable securities can be sold pursuant to Rule 144.

Demand registration rights. If, at any time six months following the effective date of the registration statement of this offering, the holders of a majority of the then outstanding registrable securities issued or issuable upon the conversion of our preferred stock request that we file a Form S-1 registration statement with respect to at least 20% of the registrable securities then outstanding, we may be required to register their shares, subject to certain exceptions. Depending on certain conditions, however, we may defer such registration for up to 60 days. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons.

Piggyback registration rights. If at any time we propose to register any shares of our common stock under the Securities Act after this offering, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their share of registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain exceptions.

Form S-3 registration rights. If at any time when we are eligible to use the Form S-3 registration statement, the holders of at least a majority of then outstanding registrable securities issued or issuable upon conversion of our preferred stock may request that we effect a registration on Form S-3 under the Securities Act, so long as the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $2 million, subject to certain exceptions.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws to become effective prior to the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws.

Our restated certificate of incorporation and amended and restated bylaws to become effective in connection with this offering include provisions that:

•	authorize the board of directors to issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by the board of directors, the chairman of the board, or the chief executive officer;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors;

•	require the vote of the holders of at least a majority of the outstanding shares of our common stock to consummate a change of control, including the issuance of a number of shares that would result in a change of control;

•	establish the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain derivative actions or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or DGCL, or any action asserting a claim governed by the internal affairs doctrine; and

•	require the affirmative vote of holders of at least 66 2⁄3% of the total votes eligible to be cast in the election of directors to amend, alter, change or repeal our bylaws; and provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

Delaware anti-takeover statue.

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the “interested stockholder” and an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of DGCL, our restated certificate of incorporation and our amended and restated bylaws to become effective in connection with this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the JDSs that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Quasi-California Corporation

Additionally, because we will not be listed on a national securities exchange following the completion of this offering, we may be treated as a so-called “quasi-California corporation” and subject to certain provisions of the General Corporation Law of the State of California so long as our securities are not traded on at least one of the major United States stock exchanges and if (i) more than half of our voting securities are held by persons of record having addresses, according to our records, in California and (ii) more than half of our business during our latest full income year is conducted in California, as determined by a statutory formula weighing our property, payroll and sales on a consolidated basis. These provisions include the State of California’s requirement to obtain separate approval from holders of each class of capital stock on a merger to the exclusion of the law of the jurisdiction in which the corporation is incorporated. Other provisions included in the “quasi-California corporation” rules relate to the election of directors, the removal of directors without cause and other provisions. It is unsettled whether these provisions apply to us. As a result, our stockholders may not have complete predictability over whether these requirements apply to us or not. If these rules do apply to us, we may be required to follow the rules of two different states, which could increase our costs to comply and also may frustrate or prevent corporate transactions, such as a merger, if we must comply with additional voting requirements.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Our JDSs have been approved for listing on the Mothers market of the Tokyo Stock Exchange under the securities identification code “M-6697.”

DESCRIPTION OF JAPANESE DEPOSITARY SHARES

Japanese Depositary Shares

We have decided to issue to the public, and list on the Mothers market of the Tokyo Stock Exchange, Japanese Depositary Shares, or JDSs, instead of our common stock. JDSs are a representative security, and each JDS will represent one share of common stock that will be held in trust pursuant to a trust agreement. JDSs are the Japanese counterpart to American Depositary Shares, or ADSs, and permit a mechanism whereby a foreign company’s securities can be traded as domestic equity in Japan. We have decided to utilize JDSs because we believe they will offer greater liquidity on the Tokyo Stock Exchange than our common stock would, and the JDSs will be more accessible to Japanese investors. As foreign shares, our common stock would require Japanese investors to hold a foreign share account, and some Japanese brokerage firms do not permit their clients to trade in foreign shares. JDSs, however, can be traded as Japanese domestic securities by all Japanese brokerage firms, do not require a foreign share account and may be traded on margin. Additionally, through the facilities of our trust agreement, any dividends or other cash distributions we make in U.S. dollars will be converted and distributed to our JDS holders in Japanese yen.

JDSs are representative securities (juekishouken) representing the beneficiary interests as defined under the Trust Law (shintaku-hou) of Japan, as amended, and are issued by the Trustees in accordance with the provisions of the trust agreement among us, the settlor and Trustees and the holders of the JDSs. Specifically, Mitsubishi UFJ Trust and Banking Corporation, as Trustee, will issue the JDSs in conjunction with the Master Trust Bank of Japan, Ltd., as Trustee, and Mizuho Securities Co., Ltd. as Initial Settlor. Each JDS will represent a beneficiary interest in one share of common stock entrusted with Mizuho Trust & Banking Co. (USA) and Mitsubishi UFJ Trust and Banking Corporation’s New York Branch, as custodians for custody operations of the entrusted securities. Each JDS will also represent a beneficiary interest in cash which may be held by the Trustees.

We will not treat JDS holders as our stockholders, other than as required by law, and accordingly, you, as a JDS holder, will not have a stockholder’s rights. Delaware state law governs stockholders’ rights in our company. The Trustees will be the holder of the shares of common stock underlying your JDSs. As a holder of JDSs, you will have a JDS holder’s rights. The trust agreement sets out the rights of the JDS holders as beneficiaries of the trust as well as the rights and obligations of the parties. The laws of Japan govern the trust agreement and the JDSs.

The following is a summary of the material provisions of the trust agreement. For more complete information, you should read the entire trust agreement. For directions on how to obtain copies of those documents, see “Where You Can Find More Information.”

Holding the JDSs

How will you hold your JDSs?

The Japanese book-entry transfer system for listed securities under the Act on Book-Entry of Company Bonds, Shares, etc. of Japan, as amended, or the Book-Entry Act, will apply to the JDSs. Under the bookentry transfer system, in order for any person to hold, sell or otherwise dispose of JDSs, they must have an account at an account management institution unless such person has an account at JASDEC directly. See “-JASDEC.”

Dividends and Other Distributions

How will you receive dividends and other distributions on our shares of common stock?

The Trustees have agreed to pay to you the cash dividends or other distributions it receives on shares of our common stock. You will receive these distributions in proportion to the number of JDSs you hold as of the record date set by the Trustees (in consultation with us) with respect to the JDSs.

•	Cash. The Trustees will convert any cash dividend or other cash distribution we pay on the shares of common stock or any net proceeds from the sale of any shares of common stock, rights, securities or other entitlements into Japanese yen if it may do so on a practicable basis. If (i) the Trustees judge that that is not possible or lawful, (ii) any government approval, license or registration is needed and is not obtained, or (iii) the costs related to approval or license is inappropriately high, the trust agreement allows the Trustees not to convert and distribute the foreign currency. It will hold the foreign currency it cannot convert for the account of the JDS holders. The Trustees may invest cash held by the Trustees so long as the purpose of trust is not interfered with, which may result in loss of some or all of the value of such assets.

•	Before making a distribution, any taxes or other governmental charges may be withheld. See “Tax Matters.” The Trustees will distribute only whole Japanese yen and will round fractional Japanese yen down to the nearest whole yen. The exchange rate will be the market rate as of the date on which the Trustees transfer the funds. However, a different exchange rate that the Trustees judge as reasonably appropriate may be used in certain circumstances.

•	Shares. The Trustees will issue and allocate additional JDSs representing any shares of common stock we distribute as a dividend, stock split or free distribution to the extent reasonably practicable and permissible under applicable law. The Trustees will only distribute whole JDSs. The Trustees will try to sell shares of common stock which would require it to deliver a fractional JDS and distribute the net proceeds in the same way as it does with cash. If the Trustees judge that any share dividends are likely to be subject to withholding tax, the Trustees may sell the distributed shares and distribute the net proceeds. The Trustees may not use or sell the entrusted assets to pay its fees and expenses in connection with that distribution.

•	Other distributions. Subject to receipt of timely notice from us requesting that the Trustees make a distribution available to you, and provided the Trustees have determined such distribution is lawful and practicable and in accordance with the terms of the trust agreement, the Trustees will send to you anything else we distribute on our common stock by any means it thinks is legal and practicable. If it cannot make the distribution directly, the Trustees may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash. If the Trustees cannot sell what we distributed, the Trustees will waive its rights to receive it on your behalf.

The Trustees are not responsible if it decides that it is unlawful or impracticable to make a distribution available to any JDS holder. We have no obligation to register JDSs, shares, rights or other securities under the Securities Act in order to make a distribution to JDS holders. We also have no obligation to take any other action to permit the distribution of JDSs, shares, rights or anything else to JDS holders. This means that you may not receive the distributions we make on our common stock or receive any value for them if it is illegal or impracticable for us or for the Trustees to make them available to you.

Entrustment and Cancellation

How are JDSs issued?

The Initial Settlor will entrust the shares of our common stock offered pursuant to this registration statement and the Trustees will accept the entrustment of such shares. In this process, the Initial Settlor will transfer the shares to an account designated by the Trustees. Upon completion of the transfer of the common stock to the Trustees, the Trustees will then issue JDSs to you upon your purchase or other acquisition of them.

After the initial issuance of the JDSs, the Settlors may from time to time entrust additional shares of our common stock and issue correspondingly more JDSs. Additional entrustments will follow the same process as the initial issuance of the JDSs described above.

How do JDS holders cancel a JDS?

You may request the cancellation of your JDSs by surrendering your JDSs to the Trustees or by providing appropriate instructions to your broker. Upon receipt of payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Trustees will deliver the underlying shares of common stock and any other securities underlying the JDSs to you or a person you designate.

Voting Rights

How do you vote?

You may instruct the Trustees to vote the shares of common stock underlying your JDSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares of common stock underlying your JDSs, as set forth above. However, you may not know about the meeting sufficiently in advance to withdraw the shares of common stock.

The Trustees will notify you of an upcoming vote and arrange to deliver voting materials to you. The materials will include (1) a notice of the stockholders’ meeting which will be prepared for you by the Trustees and an instruction regarding exercise of voting rights, or a document which is prepared for you by the Trustees containing matters to be consented or delegated to a proxy and an instruction on consent or a proxy, (2) a document explaining that you will be entitled to instruct the Trustees how to vote the shares underlying your JDSs pursuant to laws, the provisions of the trust agreement, and our amended and restated certificate of incorporation and bylaws and (3) a document briefly explaining procedures surrounding the voting rights. For instructions to be valid, we will notify the Trustees in writing of the date of the stockholders’ meeting within a reasonable amount of time. The Trustees will vote or have its agents vote the shares of common stock underlying your JDSs in accordance with the voting instructions received from you (including deemed instructions to give a discretionary proxy to a person designated by us in accordance with the next paragraph) unless they judge that such voting and instruction conflicts with laws, the provisions of the trust agreement, and our amended and restated certificate of incorporation and bylaws. The Trustees will only vote or attempt to vote as you instruct, or are deemed to have instructed.

If the Trustees receive an instruction document without clear or specific instruction, the Trustees shall deem such instruction document to be a blank vote, unless the voting materials that are distributed to you specify how your JDSs will be voted absent specific or clear instructions. A blank vote is similar to an abstention, meaning the vote shall count only for purposes of establishing a quorum, but not counted toward the outcome of the vote.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Trustees to vote the common stock underlying your JDSs. In addition, the Trustees and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the common stock underlying your JDSs is not voted as you requested.

In order to give you a reasonable opportunity to instruct the Trustees how to vote the shares of common stock underlying your JDSs, we will try to give the Trustees notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

As a JDS holder, you will be required to pay the following fees under the terms of the trust agreement:

Service	Fees
Conversion of JDSs into shares of common stock	¥5,000

As a JDS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	the registration fees as may from time to time be in effect for the registration of shares of common stock or other entrusted securities on the share register and applicable to transfers of shares of common stock or other entrusted securities to or from the name of the custodian, the trustee or any nominees upon the making of entrustments and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the trustee in the conversion of foreign currency;

•	the fees and expenses incurred by the trustee in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares of common stock and JDSs; and

•	the fees and expenses incurred by the trustee, the custodian, or any nominee in connection with the servicing or delivery of entrusted property.

JDS fees and charges payable upon conversion of JDSs into shares of common stock are charged to the person to whom the shares are delivered. In the case of JDSs issued by the Trustees into JASDEC, or presented to the Trustees via JASDEC, the JDS issuance and cancellation fees and charges are charged to the JASDEC participant(s) receiving the JDSs or the JASDEC participant(s) surrendering the JDSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the JASDEC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the JASDEC participant(s) as in effect at the time. JDS fees and charges in respect of distributions and the JDS service fee are charged to the holders as of the applicable JDS record date. In the case of distributions of cash, the amount of the applicable JDS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the JDS service fee, holders as of the JDS record date will be invoiced for the amount of the JDS fees and charges. For JDSs held through JASDEC, the JDS fees and charges for distributions other than cash and the JDS service fee are charged to the JASDEC participants in accordance with the procedures and practices prescribed by JASDEC and the JASDEC participants in turn charge the amount of such JDS fees and charges to the beneficial owners for whom they hold JDSs.

In the event of non-payment of handling fees, the Trustees may, under the terms of the trust agreement, refuse the requested service until payment is received or may set off the amount of the handling fees from any distribution to be made to the JDS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the Trustees. You will receive prior notice of such changes.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on the trust. The Trustees may apply payments owed to you or sell common stock underlying your JDSs to pay any taxes owed and you will remain liable for any deficiency. If the Trustees sell common stock, it will, if appropriate, reduce the number of JDSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the trustees, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our shares of common stock	The shares received by the trustee will become entrusted securities.

Reclassify, split up or consolidate any of the entrusted securities	Each JDS will to the extent not prohibited by law represent its equal share of the new entrusted securities.

Distribute securities on the shares of common stock that are not distributed to you or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The trustee may to the extent not prohibited by law distribute some or all of the cash, shares or other securities it received. It may also deliver new JDSs or ask you to surrender your outstanding JDSs in exchange for new JDSs identifying the new entrusted securities.

Amendment and Termination

How may the trust agreement be amended?

The Trustees may amend the trust agreement with approval from us and the Settlor, which approval may not be unreasonably withheld, where an amendment is immaterial or does not conflict with the purpose of the trust. If an amendment is material, a JDS holder who may suffer from damage from the amendment may request that its JDSs be redeemed by the Trustees at a fair price unless it does not express an intent to agree to the amendment.

How may the trust agreement be terminated?

In certain situations the trust agreement may be terminated. These situations may include: if the JDSs are delisted from the Tokyo Stock Exchange and relisting on a Japanese exchange is not reasonably likely; if any party to the agreement, other than a trustee, is in material breach of the agreement, provided that if Settlor is in material breach of the agreement, the Trust shall not terminate if we replace the Settlor and the Trustees approve of such replacement; if termination of the agreement is required by law; following the resignation of dismissal of both trustees and if a new trustee is not reasonably expected to be appointed; or in certain other situations. In each such case we and the Trustees are obligated to immediately inform each other of the occurrence of such event.

After termination, the Trustees and its agents will do the following under the trust agreement: collect distributions on the underlying shares, sell rights and other property, and deliver shares of common stock and other entrusted securities upon cancellation of JDSs after payment of any fees, charges, taxes or other governmental charges. After termination, the Trustees may sell any remaining entrusted securities by public or private sale. After that, the Trustees will hold the money it received on the sale, as well as any other cash it is holding under the trust agreement, pro rata to the JDS holders that have not surrendered their JDSs. The Trustees may invest certain assets held by the trust, which may result in a partial or complete loss of value of such assets. The Trustee’s only obligations will be to account for the money and other cash and the Trustee will not be liable for any loss incurred by you due to such liquidation arrangement. After termination, our only obligations will be to indemnify the Trustee and to pay fees and expenses of the trust that we agreed to pay.

Records of JDS Holders

The Trustees will maintain JDS holder records at the principal office of Mitsubishi UFJ Trust and Banking Corporation. You may inspect such records at such office during regular business hours but solely for the purposes permitted by law. You will be treated as a book-entry beneficial interest holder by JASDEC under the Book-Entry Act. The attribution of relevant beneficial interests will be determined in accordance with the JDS holder records.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the trustee or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the JDSs are listed, or under any provision of the trust agreement or provisions of, or governing, the entrusted securities, or any meeting of our stockholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Trustee; Limits on Liability to Holders of JDSs

The trust agreement expressly limits our obligations and the obligations of the other parties thereto. It also limits our liability and the liability of the Trustees and settlors. The Trustees and their agents will not be liable to you unless there is the lack of due care in connection with the performance of their obligations. We will not be subject to any liability under the trust agreement to the Trustees, the settlors or any of you, except in connection with our obligations as specifically set forth in the trust agreement any negligent or bad faith breach of such obligations by us. We, the Trustees and the settlors:

•	are not liable if any of us is prevented or delayed from performing our obligations under the trust agreement due to (i) the enactment, abolishment or amendment of future laws of Japan, the U.S. or any other country, or of any other governmental authority or regulatory authority or financial instruments exchange, or (ii) any act of extraordinary natural phenomena, war, other circumstances beyond our control (including but not limited to nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, acts of terrorism, use of chemical, biological and electromagnetic weapons, revolutions, rebellions, breakdown of system for electricity, communication or clearing system, system-down);

•	are not liable as a result of your inability to benefit from any distribution or benefit that is made available to holders of our common stock when we, the trustees and the settlor perform our obligations in accordance with the trust agreement; and;

•	are not liable for any consequential damages that may result from a breach of the trust agreement by us, the trustees or the settlors.

The Trustees and their agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the trust agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the entrusted securities, the validity or worth of the entrusted securities, the credit-worthiness of any third party, for any tax consequences that may result from ownership of JDSs, shares of common stock or entrusted securities or for any information provided (or not provided) by JASDEC or JASEC participants.

In the trust agreement, we, the Trustees and the settlor also agree to indemnify each other under certain circumstances.

Derivative Suits on Behalf of Holders of JDSs

The trust agreement permits the trustees to request the payment of litigation expenses by you prior to initiating any litigation or proceeding that you may request. The trustees are not under any obligation to initiate any litigation or proceeding against us, or any other party, unless requested to do so by a beneficiary that pays expenses up front and the trustees deem it as reasonable.

Your Right to Receive the Common Stock Underlying Your JDSs

You may cancel your JDSs and receive the underlying common stock as described above under “How do JDS holders cancel a JDS?”. You may cancel your JDSs at any time other than:

•	when cessation of trading the JDSs on the Tokyo Stock Exchange has or is occurring;

•	when the Trustees determine that there would be difficulties in conducting an exchange due to circumstances in which the custodian has difficulties in transferring the underlying common stock to you;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to JDSs or to the withdrawal of our common stock.

JASDEC

The Japanese book-entry transfer system for listed securities under the Book-Entry Act will apply to the JDSs. Under this system, JDSs listed on any Japanese stock exchange are traded electronically and not represented by certificates. Under the book-entry transfer system, in order for any person to hold, sell or otherwise dispose of JDSs, they must have an account at an account management institution unless such person has an account at JASDEC. Account management institutions include financial instruments business operators (i.e., securities firms), banks, trust companies and certain other financial institutions that meet the requirements prescribed by the Book-Entry Act, and only those financial institutions that meet further requirements specified in the Book-Entry Act can open accounts at JASDEC directly.

TAX MATTERS

Material United States Federal Income Tax Consequences to Non-U.S. Holders

The following summary describes the material U.S. federal income tax considerations of the acquisition, ownership and disposition of the JDSs by “non-U.S. holders” (as described below under the heading “—Non-U.S. Holder Defined”). For U.S. federal income tax purposes, including for purposes of application of the income tax treaty between the United States and Japan (the “Treaty”), holders of the JDSs will be treated as the owners of the underlying shares of our common stock that are represented by the JDSs, and deposits and withdrawals of shares of our common stock by holders in exchange for the JDSs will not be subject to U.S. federal income tax. Unless the context otherwise requires, all references in this section to our “common stock” are deemed to refer likewise to JDSs representing an ownership interest in shares of our common stock.

This summary does not address all aspects of U.S. federal income tax considerations relating thereto. This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below.

Special rules different from those described below may apply to certain non-U.S. holders that are subject to special treatment under the Code, including, without limitation:

•	banks, insurance companies or other financial institutions,

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities),

•	corporations that accumulate earnings to avoid U.S. federal income tax,

•	persons subject to the alternative minimum tax or Medicare contribution tax,

•	tax-exempt entities (including private foundations) or tax-qualified retirement plans,

•	controlled foreign corporations or passive foreign investment companies,

•	persons who acquired our common stock as compensation for services,

•	dealers in securities or currencies,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below),

•	U.S. expatriates, certain former citizens or long-term residents of the United States,

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction,

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes), or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or an entity or an arrangement classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Therefore, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

This summary also does not address tax considerations applicable to entities that are disregarded for U.S. federal income tax purposes (regardless of their place of organization or formation).

The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof. Such authorities may be subject to differing interpretations, repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership and disposition of our common stock, or that any such contrary position would not be sustained by a court. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below and as a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

INVESTORS CONSIDERING THE PURCHASE OF JDSs SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any beneficial owner of the JDSs, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules),

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia,

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one of more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or

•	an estate whose income is subject to U.S. income tax regardless of its source.

If you are a non-U.S. citizen that is an individual, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

If we make distributions on our common stock, such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent they are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the heading “—Gain on Disposition of our Common Stock.” The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Any distribution on our common stock that is treated as a dividend paid to a non-U.S. holder that is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30 percent rate or such lower rate as may be specified under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. Under the Treaty, dividends paid to qualifying Japanese holders of our common stock are generally subject to a U.S. withholding tax of 10 percent. A non-U.S. holder generally can meet this certification requirement by providing a properly executed IRS Form W-8BEN or W-8BEN-E (or any successor form) or appropriate substitute form to us or our paying agent. Holders of JDSs will provide these forms to the Trustees which will, in turn, provide them to us or our paying agent. In the case of a non-U.S. holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty with the United States may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with a properly executed IRS Form W-8ECI certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated income tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30 percent (or such lower rate as may be specified by an applicable tax treaty) on the corporate non-U.S. holder’s effectively connected earnings and profits, subject to certain adjustments.

For additional withholding rules that may apply to dividends paid to certain foreign entities, see the discussion below under the heading “—Foreign Accounts.”

Gain on Disposition of our Common Stock

Subject to the discussions below under the heading “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” non-U.S. holders will generally not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of our common stock unless:

(a)	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

(b)	the non-U.S. holder is a nonresident individual and is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met; or

(c)	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, apply to treat the gain as effectively connected with a U.S. trade or business.

A non-U.S. holder described in (a) above, will generally be required to pay tax on the net gain derived from the sale, exchange or other disposition of our common stock at regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in (a) above may be subject to the additional branch profits tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in (b) above, will be required to pay a flat 30 percent tax on the gain derived from the sale, exchange or other disposition of our common stock, or such other reduced rate as may be specified by an applicable income tax treaty, which gain may be offset by U.S. source capital losses (even though the non-U.S. holder is not considered a resident of the United States).

With respect to (c) above, in general, the FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a U.S. real property holding corporation, or a USRPHC. In general, we would be a USRPHC if the fair market value of U.S. real property interests that we hold equals or exceeds 50 percent of the sum of the fair market values of our (i) U.S. real property interests, (ii) interests in real property located outside of the United States, and (iii) other assets that we use or hold for use in our trade or business. We do not believe that we are a USRPHC and we do not anticipate becoming a USRPHC; however, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax as long as (1) our common stock is regularly traded on an established securities market, and (2) the non-U.S. holder owned, directly, indirectly and constructively, no more than five percent of our outstanding common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

For additional withholding rules that may apply to proceeds of a disposition of our common stock paid to certain foreign entities, see the discussion below under the heading “—Foreign Accounts.”

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to comply with the reporting requirements by failing to provide his taxpayer identification number or other certification of exempt status to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. U.S. backup withholding generally will not apply to a non-U.S. holder who provides a properly executed applicable IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person),

•	a “controlled foreign corporation” for U.S. federal income tax purposes,

•	a foreign person 50 percent or more of whose gross income from certain periods is effectively connected with a U.S. trade or business, or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50 percent of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

A U.S. federal withholding tax of 30 percent may apply to dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by the applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities (or, where permitted by an applicable intergovernmental agreement, to the local tax authorities) substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30 percent will also apply on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The 30 percent federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Holders should consult with their own tax advisors regarding the possible implications of the withholding described herein. The withholding provisions described above generally apply to payments of gross proceeds from a sale or other disposition of our common stock that occurs after December 31, 2018, and to payments of dividends.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, GIFT, ESTATE, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

THE JAPANESE EQUITY MARKETS

Japanese Securities Laws

As a U.S. company offering securities on a Japanese stock exchange, we are subject to various laws and regulations in both jurisdictions. Some of these laws and regulations, in turn, can affect the ability of holders of our securities to transfer or sell our securities.

At present, Japan does not restrict the export or import of capital, except for transactions with related parties of the former regime of Iraq and other parties designated by the Ministry of Finance of Japan, some of which are designated in accordance with applicable resolutions adopted by the United Nations and the European Union.

There are no limitations on the right of non-resident owners to hold or vote their shares imposed by Japanese law or our amended and restated articles of incorporation or amended and restated bylaws.

The Tokyo Stock Exchange and the Mothers Market

With a total market capitalization of more than approximately ¥580 trillion as of the end of 2016, the Tokyo Stock Exchange is one of the largest stock exchanges in the world. The aggregate annual trading value of the Tokyo Stock Exchange in 2016 was approximately ¥692 trillion for share trading (total of domestic and foreign shares).

The Mothers market of the Tokyo Stock Exchange was established in November 1999. It is designed for companies with high growth potential, and all prospective enterprises with unique technologies and services are candidates for Mothers listing, regardless of industry. The aggregate annual trading value of the Mothers market in 2016 was approximately ¥30 trillion for share trading (total of domestic and foreign shares).

Issuers are required to provide investors on an ongoing basis with information such as annual and quarterly reports, including cash flow statements and a corporate action timetable. This information is required to be submitted in electronic form, thus enabling the stock exchange to disseminate corporate information via the Internet.

Trading of shares, including JDSs, listed on the Mothers market takes place through an electronic trading system. Trading takes place every business day from 9:00 a.m. to 11:30 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time. Trading on the Tokyo Stock Exchange is done through registered securities firms who are members of the Tokyo Stock Exchange.

Transactions of the Tokyo Stock Exchange are normally settled on the third business day following trading. Trading can be suspended by the Tokyo Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is in the public interest.

Under the rules of the Tokyo Stock Exchange, the corporate governance of a company not listed on a stock exchange in its home country will be examined by reference to the corporate governance rules for a Japanese company listed on the Tokyo Stock Exchange. The Tokyo Stock Exchange listing rules provide as follows:

•	An issuer of listed shares must have (1) a board of directors, (2) a board of audit and supervisory board members, an audit and supervisory committee (kansa-tou-iinkai), or nominating committee, etc. (shimei-iinkai-tou) and (3) an independent public accountant; and

•	An issuer of listed shares shall create and maintain a system necessary to secure proper conduct of business in compliance with the articles of incorporation and applicable law and regulations.

During the listing examination process, the Tokyo Stock Exchange will review our governance mechanisms.

Trading Units on the Tokyo Stock Exchange

Trading on the Tokyo Stock Exchange is in specific trading units consisting of one or more shares. The number of shares per trading unit is determined by the regulations of the Tokyo Stock Exchange. We expect that the JDSs will initially trade in increments of 100 JDSs. One trading unit shall be the minimum permitted to be traded.

Report of Substantial Shareholdings

The Financial Instruments and Exchange Act of Japan requires any person who has become a holder of more than 5% of the total issued shares, including JDSs, of a company listed on any Japanese stock exchange or whose shares or JDSs are traded on the over-the-counter market to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in the above shareholdings. Copies of any reports must also be furnished to the company and to all Japanese stock exchanges on which the company’s shares or JDSs are listed or, in the case of shares or JDSs traded on the over-the-counter market, the Japan Securities Dealers Association. For this purpose, shares issuable to a 5% or greater shareholder upon exercise of subscription warrants are taken into account in determining both the number of shares held by that shareholder and the company’s total issued share capital.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell the shares at such price on a particular trading day, or at all.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of the JDSs or our underlying common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding equity awards, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for the JDSs to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering a total of 16,280,238 shares of common stock, excluding restricted shares outstanding that remain unvested, will be outstanding, assuming no option exercises after June 30, 2017. Of these shares, all 1,520,000 shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares from us, will be in the form of JDSs and will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below. Of these restricted securities, 12,077,739 shares are subject to lock-up agreements with the underwriters and such shares may not be sold for a period of 90 days. Subject to the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, these restricted securities will first become available for sale in the public market as follows:

Date	Number of Shares of Common Stock	Equivalent Number of JDSs
On the date of this prospectus	2,682,499	2,682,499
90 days after the date of this prospectus	12,077,739	12,077,739

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least 12 months, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then-outstanding, which will equal approximately 16,280 shares of common stock, or 16,280 JDSs, immediately after this offering; and

•	the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreements

In connection with this offering we and our officers, directors, and certain holders of our capital stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, file or cause to be filed a registration statement covering shares of common stock or any securities that are convertible into, exchangeable for, or represent the right to receive, common stock or any substantially similar securities, or publicly disclose the intention to do any of the foregoing, during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the underwriters. The restrictions in the lock-up agreement do not apply to any sale of JDSs representing shares with a sale price that is 1.5 or more times greater than the initial public offering price and the sale is executed through Mizuho Securities on the Mothers market. This agreement does not apply to the issuance by us of shares under any existing employee benefit plans. This agreement is subject to certain exceptions as set forth in “Underwriting.” In addition, the underwriters may, in their sole discretion, waive the contractual lock-up prior to the expiration of the lock-up agreements.

Registration Rights

Upon completion of this offering, certain holders of our outstanding preferred stock will be entitled to various rights with respect to the registration under the Securities Act of shares of our common stock issuable upon conversion of our preferred stock. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Investors’ Rights Agreement” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they would be subject upon grant.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters, for whom Mizuho Securities Co., Ltd. is acting as managing underwriter, have agreed to purchase from us the number of shares of common stock represented by the number of JDSs listed below, at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of JDSs
Mizuho Securities Co., Ltd
Daiwa Securities Co. Ltd
SBI Securities Co. Ltd

Total	1,520,000

The underwriting agreement provides that the obligations of the underwriters to purchase the JDSs offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the JDSs offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of any of these liabilities.

The underwriters are offering the JDSs, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Discounts

We have been advised by the underwriters that they propose to offer the JDSs to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $         per JDS under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $         per JDS to other dealers. After the initial public offering the underwriters may change the offering price and other selling terms. This offering of the JDSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters will pay for any option shares by converting the ¥          price per JDS to Japanese investors, less an underwriting discount of ¥          per JDS, to U.S. dollars at the rate prevailing on the date of exercise of the over-allotment option.

The underwriting discounts and commissions per JDS are equal to the public offering price per JDS less the amount paid by the underwriter to us per JDS. The underwriting discounts and commissions are 8% of the initial public offering price. The following table shows the per JDS and total underwriting discounts and commissions to be paid to the underwriters by us. The underwriters will pay us in dollars but intend to require investors in Japan to make payment in Japanese yen. The per JDS offering price stated in Japanese yen is ¥          ; per JDS amounts in dollars have been rounded. Such amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total Fees
	Per JDS	Without Option	With Full Option (1)
Discounts and commission paid by us	$	$	$

(1)	Calculated assuming the rate of ¥ to $1.00.

We estimate that the total expenses of this offering, including registration, filing and listing fees, and printing, legal and accounting expenses, but excluding the underwriting discounts and commissions, payable by us will be approximately $2,618,418. Pursuant to a financial advisory service agreement, we entered into with the underwriters to assist with our registration and listing in Japan, we have agreed to pay the underwriters a monthly fee of approximately $8,000 and to reimburse the underwriters for certain fees and expenses related to this agreement.

The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Option to Purchase Additional Shares

We have granted to the managing underwriter an option, exercisable not later than October 25, 2017, to purchase up to 228,000 additional shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the managing underwriter exercises this over-allotment option, it will become obligated, subject to conditions, to purchase these additional shares. We will be obligated, pursuant to the option, to sell these additional shares to the managing underwriter to the extent the option is exercised. If any additional shares are purchased, the managing underwriter will transfer the additional shares to one of our stockholders as described below.

To facilitate the ability of the underwriters to settle transactions involving additional JDSs during the over-allotment period, Mizuho Securities Co., Ltd, as managing underwriter, intends to enter into a share lending arrangement with one of our stockholders, MIC Innovation III Limited Liability Fund, or MIC, covering 228,000 shares of common stock to be represented by JDSs. The managing underwriter is obligated to return an equivalent number of shares of our common stock to MIC no later than November 1, 2017. If the managing underwriter exercises its over-allotment option to purchase 228,000 additional shares from us, the managing underwriter will transfer these 228,000 shares of our common stock to MIC in satisfaction of the share lending agreement. Under these circumstances, the shares received by MIC may be deemed to be restricted securities and may only be resold pursuant to a valid registration statement or an exemption from registration under the Securities Act. If the managing underwriter does not exercise its over-allotment option to purchase additional shares from us, our managing underwriter will satisfy its obligations under the share lending agreement by returning shares of our common stock to MIC prior to the end of the share lending period that are shares of our common stock issued upon exchange of JDSs purchased by the underwriters in the transactions described below under the heading “Price Stabilization, Short Positions and Penalty Bids.” As a result of the share lending agreement and its lending of shares to our managing underwriter, MIC may be deemed to be an underwriter for purposes of the Securities Act.

MIC originally purchased 500,000 shares of our series B preferred stock from us in April 2014 for a total purchase price that was paid in cash at the time of purchase. In July 2016, MIC purchased an additional 25,000 shares of our series B preferred stock from another stockholder for cash paid in full at the time of purchase. MIC is not one of our officers, directors or affiliates. Prior to this offering, these 525,000 series B preferred shares will be automatically converted into 525,000 shares of our common stock.

We have registered the borrowed shares and JDSs representing these borrowed shares solely to permit those shares to be borrowed by the managing underwriter in connection with the over-allotment option. We have also registered 228,000 shares of our common stock and JDSs, which is equivalent to the number of these borrowed shares in case the managing underwriter exercises its over-allotment option and uses these shares to satisfy its obligation to MIC under the share lending agreement. In exchange for agreeing to lend the 228,000 shares of common stock, MIC will not be subject to the lock-up agreement terms described below as to its 525,000 shares, including the remaining 297,000 shares that it holds that are not subject to the share lending agreement. The removal of the lock-up restriction on MIC’s shares was a result of an arms-length negotiation between our managing underwriter and MIC. In addition, our managing underwriter has agreed to pay MIC interest on the value of the borrowed shares, using the price per share of this offering, at a rate of 0.1% per annum during the time period in which the shares are borrowed. No other fees or other remuneration will be paid by the underwriters to the lending stockholder for the loan of these shares of our common stock.

No Sales of Similar Securities

In connection with this offering, we and each of our officers and directors and certain of our security holders have agreed that, subject to certain exceptions, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of the underwriters, directly or indirectly, offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of our common stock, shares of common stock which may be issued upon exercise of a stock option or warrant and any other security convertible into or exchangeable for our common stock, or enter into any hedging transaction relating to our common stock. One of the exceptions provided in these lock-up agreements is for any sale of JDSs representing shares with a sale price that is 1.5 or more times greater than the initial public offering price and the sale is executed through Mizuho Securities on the Mothers market. This consent may be given at any time without public notice, except as required by applicable law. There are no agreements between the underwriters and any of our security holders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell the JDSs in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriter of a greater number of JDSs than it is required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing JDSs in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of JDSs available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option to purchase additional shares granted to it. Stabilizing transactions consist of various bids for or purchases of the JDSs made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the JDSs. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of the JDSs. As a result, the price of the shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Mothers market of the Tokyo Stock Exchange, in the over-the-counter market or otherwise.

Listing

Our JDSs have been approved for listing on the Mothers market of the Tokyo Stock Exchange under the securities identification code “M-6697 .”

Pricing of this Offering

Prior to this offering, there has been no public market for the JDSs or our underlying common stock. The initial public offering price will be determined by negotiations among us and the underwriters. In determining the initial public offering price, we and the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	prevailing market conditions;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the JDSs, or that the JDSs will trade in the public market at or above the initial public offering price.

Our JDSs have been approved for listing on the Mothers market of the Tokyo Stock Exchange. No additional action is being taken in any jurisdiction outside the United States to permit a public offering of the JDSs or our underlying common stock, or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States and Japan are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Relationships

The underwriters and their affiliates may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive, customary fees and commissions for these transactions. In addition, we pay advisory fees to the underwriter as described above under the heading “Commission and Discounts.”

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Offer, Sale and Distribution of JDSs

A prospectus in electronic format may be made available on the websites maintained by the underwriters, or selling group members, if any, participating in the offering and may be distributed by electronic means, such as e-mail. The underwriters may agree to allocate a number of JDSs to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters to selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’, or any selling group member’s, if any, website and any information contained in any other website maintained by the underwriters, or selling group member, if any, is not part of the prospectus or the registration statement of which the prospectus forms a part.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Anderson Mori  & Tomotsune, Tokyo, Japan, is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements as of December 31, 2016 and 2015 and for the years then ended included in this Prospectus and the Registration Statement, have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Techpoint, Inc.

San Jose, California

We have audited the accompanying consolidated balance sheets of Techpoint, Inc. (the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Techpoint, Inc. at December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

San Jose, California

March 7, 2017

TECHPOINT, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,		June 30,	Pro Forma Stockholders’ Equity June 30, 2017
	2015	2016	2017
			(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,463	$10,006	$11,932
Accounts receivable	2	79	126
Inventory	1,381	2,583	2,094
Prepaid expenses and other current assets	466	273	414

Total current assets	11,312	12,941	14,566
PROPERTY AND EQUIPMENT — NET	170	401	375
DEFERRED TAX ASSETS	829	1,022	980
OTHER ASSETS	172	1,188	1,958

TOTAL	$12,483	$15,552	$17,879

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,444	$777	$659
Accrued liabilities	192	481	838
Liability related to early exercised stock options	186	223	172
Customer deposits	1,359	745	73

Total current liabilities	3,181	2,226	1,742
OTHER LIABILITIES	62	90	126

Total liabilities	3,243	2,316	1,868

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS’ EQUITY:
Convertible preferred stock: 11,660,000 shares authorized, no par value
Series Seed convertible preferred stock — 4,660,000 shares designated; 4,660,000 shares issued and outstanding (aggregate liquidation value of $1,165) as of June 30, 2017 (unaudited), December 31, 2016 and 2015; no shares issued and outstanding as of June 30, 2017, pro forma (unaudited)	1,156	1,156	1,156	$—
Series A convertible preferred stock — 4,500,000 shares designated; 4,500,000 shares issued and outstanding (aggregate liquidation value of $4,500) as of June 30, 2017 (unaudited), December 31, 2016 and 2015; no shares issued and outstanding as of June 30, 2017, pro forma (unaudited)	4,477	4,477	4,477	—
Series B convertible preferred stock — 2,500,000 shares designated; 1,582,500 shares issued and outstanding (aggregate liquidation value of $3,165) as of June 30, 2017 (unaudited), December 31, 2016 and 2015; no shares issued and outstanding as of June 30, 2017, pro forma (unaudited)	3,161	3,161	3,161	—
Common stock, no par value — 20,500,000 shares authorized; 4,017,738, 3,725,238 and 3,332,852 shares issued and outstanding as of June 30, 2017 (unaudited), December 31, 2016 and 2015, respectively; 14,760,238 shares issued and outstanding as of June 30, 2017, pro forma (unaudited)	—	—	—	—
Additional paid-in capital	298	813	1,174	9,968
Retained Earnings	148	3,629	6,043	6,043

Total stockholders’ equity	9,240	13,236	16,011	$16,011

TOTAL	$12,483	$15,552	$17,879

See accompanying notes to consolidated financial statements.

TECHPOINT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,		Six Months Ended, June 30,
	2015	2016	2016	2017
			(unaudited)
REVENUE	$20,245	$27,156	$13,640	$15,269
COST OF REVENUE	8,803	12,735	6,448	6,321

GROSS PROFIT	11,442	14,421	7,192	8,948

OPERATING EXPENSES:
Research and development	4,964	4,380	2,196	2,662
Selling, general and administrative	2,592	4,678	2,462	2,584

Total operating expenses	7,556	9,058	4,658	5,246

INCOME FROM OPERATIONS	3,886	5,363	2,534	3,702
OTHER INCOME (EXPENSE)	3	—	11	(10)

INCOME BEFORE INCOME TAXES	3,889	5,363	2,545	3,692
INCOME TAXES	(168)	1,882	833	1,278

NET INCOME	$4,057	$3,481	$1,712	$2,414

Net income allocable to preferred stockholders	3,170	2,627	1,298	1,777

Net income allocable to common stockholders	887	854	414	637

Net income per share attributable to common stockholders:
Basic	$0.30	$0.24	$0.12	$0.17

Diluted	0.28	0.23	0.11	0.16

Unaudited pro forma basic		0.24		0.17

Unaudited pro forma diluted		0.23		0.16

Weighted average shares outstanding in computing net income per share attributable to common stockholders:
Basic	3,007	3,494	3,426	3,849

Diluted	3,774	4,358	4,298	4,648

Unaudited pro forma basic		14,236		14,592

Unaudited pro forma diluted		15,101		15,391

See accompanying notes to consolidated financial statements.

TECHPOINT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balances as of December 31, 2014	10,742,500	$8,794	2,893,084	$—	$91	$(3,909)	$4,976
Exercise of stock options and vesting of early exercised stock options	—	—	439,768	—	43	—	43
Stock-based compensation	—	—	—	—	164	—	164
Net income	—	—	—	—	—	4,057	4,057

Balances as of December 31, 2015	10,742,500	8,794	3,332,852	—	298	148	9,240
Exercise of stock options and vesting of early exercised stock options	—	—	392,386	—	76	—	76
Stock-based compensation	—	—	—	—	439	—	439
Net income	—	—	—	—	—	3,481	3,481

Balances as of December 31, 2016	10,742,500	8,794	3,725,238	—	813	3,629	13,236
Exercise of stock options and vesting of early exercised stock options (unaudited)	—	—	292,500	—	72	—	72
Stock-based compensation (unaudited)	—	—	—	—	289	—	289
Net Income (unaudited)	—	—	—	—	—	2,414	2,414

Balance as of June 30, 2017 (unaudited)	10,742,500	$8,794	4,017,738	$—	$1,174	$6,043	$16,011

See accompanying notes to consolidated financial statements.

TECHPOINT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		Six Months Ended, June 30,
	2015	2016	2016	2017
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,057	$3,481	$1,712	$2,414
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	94	160	58	101
Stock-based compensation	164	439	187	289
Write-off of long lived assets	—	7	—	9
Deferred income taxes	(829)	(193)	(117)	42
Changes in operating assets and liabilities:
Accounts receivable	(2)	(77)	(15)	(47)
Inventory	(286)	(1,202)	(891)	489
Prepaid expenses and other current assets	(322)	193	(409)	(141)
Other assets	(151)	(23)	4	(3)
Accounts payable	1,134	(791)	(924)	(5)
Accrued expenses	52	200	1,161	115
Customer deposits	1,323	(614)	(657)	(672)
Deferred rent	(9)	—	—	—
Other liabilities	62	28	24	36

Net cash provided by operating activities	5,287	1,608	133	2,627

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(88)	(346)	(188)	(117)

Net cash used in investing activities	(88)	(346)	(188)	(117)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	184	113	112	21
Payments of deferred offering costs	—	(832)	(634)	(605)

Net cash provided by (used in) financing activities	184	(719)	(522)	(584)

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,383	543	(577)	1,926
CASH AND CASH EQUIVALENTS — Beginning of period	4,080	9,463	9,463	10,006

CASH AND CASH EQUIVALENTS — End of period	$9,463	$10,006	$8,886	$11,932

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for income taxes	$821	$1,819	$1,216	$1,214

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Unpaid deferred offering costs	$53	$161	$90	$323

Vesting of early exercised stock options	$16	$76	$35	$60

Property and equipment purchased but not yet paid	$—	$51	$—	$18

See accompanying notes to consolidated financial statements.

TECHPOINT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Techpoint, Inc. (the “Company”) was incorporated in California in April 2012. The Company is a fabless semiconductor company that designs, markets and sells mixed-signal integrated circuits for multiple video applications in the security surveillance and automotive markets. The Company is headquartered in San Jose, California.

The Company has subsidiaries in Japan and China and branch offices in Korea and Taiwan. The China subsidiary and Taiwan branch office provide sales support to customers. The Japan subsidiary and Korea office provide sales support to customers and are also involved in product development. The Japan and China subsidiaries were incorporated in November 2015 and April 2016, respectively.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, and have been prepared in conformity with generally accepted accounting principles in the United States (“GAAP”). All intercompany balances and transactions have been eliminated. The functional currency of each of the Company’s subsidiaries is the U.S. dollar. Foreign currency gains or losses are recorded as other income (expense) in the Consolidated Statements of Operations.

Unaudited Pro Forma Balance Sheet

Upon completion of the Company’s planned initial public offering (“IPO”) on the Mothers market of the Tokyo Stock Exchange, yielding to the Company gross proceeds of at least in excess of $25 million, all of the shares of convertible preferred stock will automatically convert into shares of common stock. Unaudited pro forma stockholders’ equity assumes the conversion of all outstanding convertible preferred stock into common stock as of the date of the most recent balance sheet presented. As of June 30, 2017 and December 31, 2016, the convertible preferred stock will convert into approximately 10,742,500 shares of common stock (see Note 6 “Convertible Preferred Stock”) upon completion of the IPO.

The unaudited pro forma information does not reflect any pro forma adjustments for common stock to be issued in conjunction with the IPO or any related estimated net proceeds.

Unaudited Interim Consolidated Financial Statements

The interim Consolidated Balance Sheet as of June 30, 2017, the Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and 2016, the Consolidated Statements of Stockholders’ Equity for the six months ended June 30, 2017, and the related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which only include normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2017 and its results of operations, and cash flows for the six months ended June 30, 2017 and 2016. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the full fiscal year or for any other future annual or interim periods.

Use of Management’s Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates included in the consolidated financial statements include inventory valuation, valuation allowance for recorded deferred tax assets, and stock based compensation. These estimates are based upon information available as of the date of the consolidated financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market funds, the fair value of which approximates cost.

Fair Value of Financial Instruments

The Company estimates certain financial assets and liabilities at fair value based on available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimate of fair value. The use of different market assumptions and/or estimation methodologies could have a material effect on estimated fair value amounts. See Note 3: “Fair Value Measurements” of these Notes to Consolidated Financial Statements for a further discussion on fair value of financial instruments.

Concentration of Customer and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Risks associated with cash and cash equivalents are mitigated by banking with creditworthy institutions. The Company generally requires advance payments from customers. The Company also performs credit evaluations of its customers and provides credit to certain customers in the normal course of business. The Company has not incurred bad debt write-offs during any of the periods presented. For the six months ended June 30, 2017 and 2016, and for the years ended December 31, 2016 and 2015, one customer, a distributor, accounted for 70%, 87%, 85% and 82% of revenue, respectively. Additionally, for the six months ended June 30, 2017 and 2016, and for the years ended December 31, 2016 and 2015, one of our end-customers accounted for 61%, 65%, 62% and 78% of revenue, respectively, which primarily occurred through this distributor. One of the Company’s other customers accounted for 12% of revenue for the six months ended June 30, 2017. No other customers accounted for 10% or greater of our revenue in the six months ended June 30, 2017 and 2016, and the years ended December 31, 2016 or 2015.

Concentration of Supplier Risk

The Company is a fabless producer of semiconductors and is dependent on two subcontractors for substantially all of its production requirements. The failure of either subcontractor to fulfill the production requirements of the Company on a timely basis would adversely impact future results. Although there are other subcontractors that are capable of providing similar services, an unexpected change in either subcontractor would cause delays in the Company’s products and potentially result in a significant loss of revenue.

Inventories

Inventories are stated at the lower of cost or market. Upon the adoption of ASU 2015-11 in the first quarter of fiscal 2017, inventories are stated at the lower of cost or net realizable value. Cost is computed using the standard cost, which approximates actual cost determined on a first-in, first-out basis. Inventories include work in process and finished good parts that may be specialized in nature and subject to rapid obsolescence. Because of the cyclical nature of the market, inventory levels, obsolescence of technology, and product life cycles, the Company generally writes down inventories to net realizable value based on forecasted product demand. The amount written down for the six months ended June 30, 2017 and 2016, was $0.2 million and $0.4 million, respectively, and for the years ended December 31, 2016 and 2015 was $0.8 million and $0.1 million, respectively. Inventory write downs for excess quantity and technological obsolescence are charged to cost of sales when evidence indicates clearly that a loss has been sustained.

Property and Equipment

Property and equipment, are stated at cost less accumulated depreciation, and are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from two to three years for computer equipment, furniture and leasehold improvements.

The Company evaluates the recoverability of property, plant and equipment in accordance with Accounting Standards Codification (“ASC”) No. 360, Accounting for the Property, Plant, and Equipment. (“ASC 360”). The Company performs periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property and equipment exceeds their fair values. If facts and circumstances indicate that the carrying amount of property and equipment might not be fully recoverable, projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful lives are compared against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on their expected discounted future cash flows attributable to those assets.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and filing fees directly relating to the Company’s initial public offering, are capitalized. The deferred offering costs will be reclassified to stockholders’ equity and offset against the IPO proceeds upon the completion of the offering. In the event the offering is abandoned or terminated, deferred offering costs will be expensed immediately. As of June 30, 2017, December 31, 2016 and 2015, the Company capitalized $1.8 million, $1.0 million and $53,000 of deferred offering costs, respectively, which is included in other assets in the accompanying consolidated balance sheets.

Product Warranty

The Company generally warrants its products for one year from the date of shipment against defects. The Company accrues for anticipated warranty costs upon shipment based on the number of shipped units, historical analysis of the volume of product returned under the warranty program, management’s judgment regarding anticipated rates of warranty claims and associated repair costs.

Employee Benefit Plan

The Company sponsors a 401(k) tax-deferred savings plan for all employees in the United States who meet certain eligibility requirements. Participants may contribute up to the amount allowable as a deduction for federal income tax purposes. The 401(k) Plan provides for a discretionary employer-matching contribution. The Company has not made any matching contributions to the 401(k) Plan to date.

Revenue Recognition

Revenue from the sale of the Company’s products is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been delivered; (3) the price is fixed or determinable; and (4) collection is reasonably assured.

The Company principally sells its products to distributors who, in turn, sell to ODMs, contract manufacturers and design houses. The Company generally recognizes revenue when it ships its product to the distributors. The Company’s delivery terms are primarily free on board shipping point, at which time title and all risks of ownership are transferred to the distributor. As of June 30, 2017, December 31, 2016 and 2015, substantially all of the Company’s customers paid in advance of shipment, and no stock rotation, price protection or return rights were offered.

Research and Development Costs

Research and development costs are expensed as incurred. Such costs consist primarily of expenditures for labor, benefits and mask sets.

Stock-Based Compensation

The Company measures the cost of employee services received in exchange for equity incentive awards, including stock options, based on the grant date fair value of the award. The fair value is estimated using the Black-Scholes option pricing model which requires us to estimate certain key assumptions including, stock price, future stock price volatility, expected term of the options, risk free rates, and dividend yields. The Company adjusts compensation expense for forfeiture of equity incentive awards as they occur. The resulting cost is recognized over the period that the employee is required to provide services for the award, which is usually the vesting period. The Company recognizes compensation expense over the vesting period using the straight-line method and classifies these amounts based on the department to which the related employee is assigned. See Note 11 “Stock-Based Compensation” for a description of the Company’s stock-based employee compensation plans and the assumptions the Company uses to calculate the fair value of stock-based employee compensation.

Stock-based awards issued to non-employees are recognized as expense over the requisite service period at their then current fair value. The Company determines the fair value of its stock options issued to non-employees utilizing the Black-Scholes option pricing model. Stock-based compensation expense for stock options issued to nonemployees is recognized over the requisite service period or when it is probable that the performance condition will be satisfied. The fair value of stock-based awards to non-employees is measured at each reporting period until a measurement date is reached.

Income Taxes

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10, Income Taxes (“ASC 740-10”). The Company records the amount of taxes payable or refundable for the current and prior years and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

ASC 740-10 prescribes a recognition threshold and measurement framework for the financial statement reporting and disclosure of an income tax position taken or expected to be taken on a tax return. Under ASC 740-10, a tax position is recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the recognition threshold is then measured to determine the largest amount of the benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes in the Consolidated Statements of Income.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws across multiple tax jurisdictions. Although ASC 740-10 provides clarification on the accounting for uncertainty in income taxes recognized in the financial statements, the recognition threshold and measurement framework will continue to require significant judgment by management. Resolution of these uncertainties in a manner inconsistent with the Company’s expectations could have a material impact on the Company’s results of operations.

Net Income Per Common Share

Basic and diluted net income per common share are presented in conformity with the two-class method required for participating securities. All dividends shall be declared pro rata on the common stock and preferred stock on a pari passu basis according to the number of shares of common stock held by such holders.

Under the two-class method, net income attributable to common stockholders is determined by allocating undistributed earnings between common stock and Series Seed, Series A and Series B convertible preferred stock. In computing diluted net income attributable to common stockholders, undistributed earnings are reallocated to reflect the potential impact of dilutive securities. Basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during the period, which excludes dilutive unvested early exercised stock options.

Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options and unvested early-exercised stock options using the treasury stock method.

Unaudited pro forma basic and diluted net income per share were computed to give effect to the conversion of the Series Seed, Series A and Series B convertible preferred shares using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period presented.

The following table presents the calculation of basic and diluted net income per share (amounts in thousands, except for per share data):

	December 31,		Six Months Ended, June 30,
	2015	2016	2016	2017
			(unaudited)
Net income attributable to common stockholders:
Numerator:
Basic:
Net income	$4,057	$3,481	$1,712	$2,414
Net income allocable to preferred stockholders	3,170	2,627	1,298	1,777

Net income allocable to common shareholders —basic	887	854	414	637

Diluted:
Net income	4,057	3,481	1,712	2,414
Net income allocable to preferred stockholders	3,002	2,477	1,223	1,685

Net income allocable to common shareholders —diluted	1,055	1,004	489	729

Denominator:
Basic shares:
Weighted average shares used in computing basic net income per common share	3,007	3,494	3,426	3,849
Diluted shares:
Effect of potentially dilutive securities:
Stock options (1)	767	864	872	799

Weighted average shares used in computing diluted net income per common share	3,774	4,358	4,298	4,648
Net Income per common share:
Basic	$0.30	$0.24	$0.12	$0.17

Diluted	$0.28	$0.23	$0.11	$0.16

(1)	Including early-exercised options.

The potentially dilutive securities outstanding as of June 30, 2017, December 31, 2016 and 2015 that were excluded from the computation of diluted net income per common share for the periods presented as their effect would have been antidilutive was 82,000, 56,000 and 39,000 shares, respectively, related to stock options.

The following table presents the unaudited calculation of pro forma basic and diluted net income per share (amounts in thousands, except for per share data):

	December 31, 2016	June 30, 2017
	(unaudited)	(unaudited)
Net income	$3,481	$2,414
Basic shares:
Weighted average common shares used in computing basic net income per common share	3,494	3,849
Pro forma weighted average conversion of convertible preferred stock	10,743	10,743

Weighted average shares used in computing pro forma basic net income per share	14,237	14,592

Diluted shares:
Weighted average shares used in computing pro forma basic net income per share	14,237	14,592
Effect of potentially dilutive securities:
Stock options	864	799

Weighted average shares used in computing pro forma diluted net income per share	15,101	15,391

Pro forma net income per share (unaudited):
Basic	$0.24	$0.17

Diluted	$0.23	$0.16

Recently Issued Accounting Pronouncements

Cash flows Guidance. In August 2016, the FASB issued ASU 2016-15 (ASC Topic 230), Classification of Certain Cash Receipts and Cash Payments. The new guidance clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. ASU 2016-15 is effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted. The Company is in the process of assessing the impact, if any, of this ASU on its consolidated financial statements. The Company does not expect that the adoption of this amendment will have a material impact on its consolidated financial statements.

Stock Compensation Guidance. In March 2016, the FASB issued ASU 2016-09 (ASC Topic 718), Stock Compensation — Improvements to Employee Share-Based Payment Accounting, which simplifies the accounting for share based payment transactions, including the income tax consequences, forfeitures, and statutory tax withholding requirements, as well as classification on the statement of cash flows. ASU 2016-09 is effective for the Company beginning the first quarter of fiscal 2017. The Company adopted the guidance in the first quarter of fiscal 2017, which resulted in no material impacts on its financial position, results of operations, or cash flows, and expects the primary impact of this standard to be the income tax effects of awards recognized in the income statement when the awards are vested or settled. The potential tax impacts remain unknown until the award vest or settlement date.

Lease Guidance. In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 requires lessees to recognize all leases with terms in excess of one year on their balance sheet as a right-of-use asset and a lease liability at the commencement date. The new standard also simplifies the accounting for sale and leaseback transactions. The amendments in this update are effective for annual periods beginning after December 15, 2018, and interim periods therein and must be adopted using a modified retrospective method for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Early adoption is permitted. The Company does not expect that the adoption of this amendment will have a material impact on its consolidated financial statements.

Deferred Income Tax Classification Guidance. In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which simplifies the presentation of deferred income taxes by eliminating the need for entities to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. ASU 2015-17 is effective for companies beginning after December 15, 2016, with early application permitted as of the beginning of an interim or annual reporting period. The Company adopted this new standard on a prospective basis for the year ended December 31, 2015, thus resulting in the reclassification of current deferred tax assets to noncurrent on the accompanying consolidated balance sheet.

Inventory Measurement Guidance. In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, amending ASC 330. Upon adoption, this topic supersedes the existing guidance under ASC 330 and aims to simplify the subsequent measurement of inventory. Currently, inventory can be measured at the lower of cost or market, which could result in several potential outcomes, as market could be replacement cost, net realizable value or net realizable value less an approximately normal profit margin. The major amendments would be as follows: 1. Inventory should be measured at the lower of cost or net realizable value. 2. Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. 3. The amendment does not apply to inventory measured under LIFO or the retail inventory method. 4. The amendment does apply to all other inventory, which includes inventory measured via FIFO or average cost. ASU 2015-11 becomes effective for periods beginning after December 15, 2016 (including interim reporting periods within those fiscal years), or the first quarter of fiscal 2017. The Company adopted this guidance in the first quarter of fiscal 2017, which resulted in no material impact on its consolidated financial statements.

Revenue Recognition Guidance. In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, creating ASC Topic 606. Upon adoption, this topic supersedes the existing guidance under ASC 605 and aims to simplify the number of requirements to follow for revenue recognition and make revenue recognition more comparable across various entities, industries, jurisdictions and capital markets. There are 5 core principles: 1. Identify the contract(s) with a customer. 2. Identify the performance obligations in the contract. 3. Determine the transaction price. 4. Allocate the transaction price to performance obligations in the contract. 5. Recognize revenue when (or as) the entity satisfies a performance obligation. Additional considerations under this update include: accounting for costs to obtain or fulfill a contract with a customer and additional quantitative and qualitative disclosures. ASU 2014-09 will become effective for periods beginning after December 15, 2017 (including interim reporting periods within those periods), or the first quarter 2018, and allows for retrospective or modified retrospective application. The Company is in the initial stages of evaluating the effect of the standard on the Company’s financial statements and continues to evaluate the available transition methods.

2.	BALANCE SHEET COMPONENTS

INVENTORY

Inventory consists of the following (in thousands):

	December 31,		June 30,
	2015	2016	2017
			(unaudited)
Finished goods	$1,216	$1,741	$1,406
Work in process	165	842	688

Total Inventory	$1,381	$2,583	$2,094

PROPERTY AND EQUIPMENT — Net

Property and equipment — net consists of the following (in thousands):

	December 31,		June 30,
	2015	2016	2017
			(unaudited)
Computer equipment	$290	$605	$638
Furniture	37	37	31
Leasehold Improvements	—	22	58

Total property and equipment	327	664	727
Less: accumulated depreciation	(157)	(263)	352

Property and equipment — net	$170	$401	$375

The Company recorded $101,000, $57,000, $160,000 and $94,000 of depreciation expense for the six months ended June 30, 2017 and 2016, and the years ended December 31, 2016 and 2015, respectively.

ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	December 31,		June 30,
	2015	2016	2017
			(unaudited)
Payroll-related expenses	$75	$144	$220
Engineering services	30	110	118
Professional fees	50	95	368
Accrued Warranty	28	83	69
Taxes Payable	1	27	25
Other	8	22	38

Total accrued liabilities	$192	$481	$838

CUSTOMER DEPOSITS

Customer deposits represent payments received in advance of shipments of $73,000, $745,000 and $1,359,000 as of June 30, 2017 and December 31, 2016 and 2015, respectively.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1. Quoted prices in active markets for identical assets or liabilities.

Level 2. Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and.

Level 3. Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Financial assets measured at fair value on a recurring basis were as follows:

	Fair Value Measurement at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in thousands)
As of June 30, 2017
Assets:
Money market funds (unaudited)	$4,940	$—	$—	$4,940

As of December 31, 2016
Assets:
Money market funds	$4,932	$—	$—	$4,932

As of December 31, 2015
Assets:
Money market funds	$2,919	$—	$—	$2,919

As of June 30, 2017 and December 31, 2016 and 2015, money market funds are classified as level 1 because they are valued using quoted market prices and are included in Cash and cash equivalents in the accompanying Consolidated Balance Sheets.

4.	SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or group, in deciding how to allocate resources and in assessing performance.

The Company’s chief operating decision maker, the chief executive officer, reviews financial information presented on a consolidated basis for purposes of regularly making operating decisions and assessing financial performance. Accordingly, the Company considers itself to be in one reportable segment, which is comprised of one operating segment, the designing, marketing and selling of mixed-signal integrated circuits for the security surveillance and automotive markets.

Product revenue from customers is designated based on the geographic region to which the product is delivered. Revenue by geographic region was as follows (in thousands):

	Year ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)
China	$17,637	$23,815	$12,228	$12,838
South Korea	1,470	1,600	723	1,451
Taiwan	1,128	1,214	649	374
Other	10	527	40	606

Total	$20,245	$27,156	$13,640	$15,269

Revenue by principal product lines were as follows (in thousands):

	Year ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)
Security surveillance	$20,237	$26,531	$13,612	$14,027
Automotive	8	625	28	1,242

Total	$20,245	$27,156	$13,640	$15,269

Long-lived assets are attributed to the geographic region where they are located. Net long-lived assets by geographic region were as follows (in thousands):

	As of December 31,		June 30,
	2015	2016	2017
			(unaudited)
Taiwan	$38	$255	$203
United States	87	83	129
Japan	5	39	26
China	32	19	14
South Korea	8	5	3

Total property and equipment, net	$170	$401	$375

5.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases facilities under non-cancellable lease agreements expiring through fiscal year 2020.

As of December 31, 2016, the aggregate future minimum lease payments under operating leases consist of the following (in thousands):

Year Ending December 31,	Amount
2017	$416
2018	338
2019	345
2020	59

Total	$1,158

Rent expense under operating leases was $387,000 and $278,000 for the years ended December 31, 2016 and 2015, respectively. Rent expense under operating leases was $268,000 and $201,000 for the six months ended June 30, 2017 and 2016, respectively. As of June 30, 2017, the Company’s future minimum lease payments under operating leases totaled $1.0 million.

Purchase Commitments

As of December 31, 2016, the Company had purchase commitments with its third-party suppliers through fiscal year 2018. Future minimum payments under purchase commitments are $100,000 and $50,000 for the years ending December 31, 2017 and 2018, respectively. As of June 30, 2017, future minimum payments under purchase commitments are $110,000 and $63,000 for the years ending December 31, 2017 and 2018, respectively.

Litigation

Although the Company is not currently subject to any litigation, and no litigation is currently threatened against it, the Company may be subject to legal proceedings, claims and litigation, including intellectual property litigation, arising in the ordinary course of business. Such matters are subject to many uncertainties and outcomes and are not predictable with assurance. The Company accrues amounts that it believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that the Company believes will result in a probable loss that is reasonably estimable.

Indemnification.

During the normal course of business, the Company may make certain indemnities, commitments and guarantees which may include intellectual property indemnities to certain of the Company’s customers in connection with the sales of the Company’s products and indemnities for liabilities associated with the infringement of other parties’ technology based upon the Company’s products. The Company’s exposure under these indemnification provisions is generally limited to the total amount paid by a customer under the agreement. However, certain agreements include indemnification provisions that could potentially expose us to losses in excess of the amount received under the agreement. In addition, the Company indemnifies its officers, directors and certain key employees while they are serving in good faith in such capacities.

The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. Where necessary, the Company accrues for losses for any known contingent liabilities, including those that may arise from indemnification provisions, when future payment is probable.

6.	CONVERTIBLE PREFERRED STOCK

The Company has authorized and issued Series Seed Preferred Stock (“Series Seed”), Series A preferred stock (“Series A”), and Series B preferred stock (“Series B”). Preferred stock outstanding as of December 31, 2016 and 2015 consisted of the following:

	Period Issued	December 31, 2016 and 2015
Series		Price per Share	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Value	Carrying Value
		(in thousands, except share and per share data)
Seed	July 2012	$0.25	4,660,000	4,660,000	$1,165	$1,156
A	November 2012 to June 2013	$1.00	4,500,000	4,500,000	4,500	4,477
B	June 2014 to October 2014	$2.00	2,500,000	1,582,500	3,165	3,161

Total			11,660,000	10,742,500	$8,830	$8,794

There were no changes to the outstanding Convertible Preferred Stock for the six months ended June 30, 2017.

The holders of convertible preferred stock have various rights and preferences as follows until such shares are converted into shares of common stock upon completion of this offering:

Conversion

Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price for such series of preferred stock by the conversion price for such series of preferred stock in effect at the time of conversion. The conversion price for each series of preferred stock shall initially mean the original issue price for such series of preferred stock.

In the event of a liquidation, dissolution or winding up of the Company or a deemed liquidation event, the conversion rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of preferred stock.

Upon either (a) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, yielding to the Company gross proceeds of at least in excess of twenty five million dollars ($25,000,000) in the aggregate, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the outstanding shares of preferred stock at the time of such vote or consent, voting as a single class on an as-converted basis, (i) all outstanding shares of preferred stock shall automatically be converted into shares of common stock and (ii) such shares may not be reissued by the Company.

Dividends

All dividends shall be declared pro rata on the common stock and the preferred stock on a pari passu basis according to the number of shares of common stock held by such holders. For this purpose, each holder of shares of preferred stock is to be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holder.

No dividends have been declared to date.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any deemed liquidation event, before any payment shall be made to the holders of common stock by reason of their ownership thereof, the holders of shares of preferred stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its shareholders, (a) for the series seed preferred stock, an amount per share equal to the greater of: (i) the original series seed issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of series seed preferred stock been converted into common stock immediately prior to such liquidation, dissolution or winding up or deemed liquidation event, (b) for the series A preferred stock, an amount per share equal to the greater of (i) the original series A issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of series A preferred stock been converted into common stock immediately prior to such liquidation, dissolution or winding up or deemed liquidation event, and (c) for the series B preferred stock, an amount per share equal to the greater of (i) the original series B issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of series B preferred stock been converted into common stock immediately prior to such liquidation, dissolution or winding up or deemed liquidation event. If upon any such liquidation, dissolution or winding up or deemed liquidation event of the Company, the funds and assets available for distribution to the shareholders of the Company shall be insufficient to pay the holders of all shares of preferred stock the full amount to which they are entitled, the holders of shares of preferred stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of preferred stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The original series seed issue price shall mean $0.25 per share. The original series A issue price shall mean $1.00 per share. The original series B issue price shall mean $2.00 per share.

Upon completion of the distribution described above, all of the remaining assets of the Company available for distribution to shareholders shall be distributed among the holders of preferred stock and common stock pro rata based on the number of shares of common stock held by each (assuming full conversion of all such preferred stock); provided, however, that (i) the holders of series seed preferred stock shall not be entitled to further participate in any distribution of the remaining assets of the Company following receipt by such holders of series seed preferred stock of aggregate distributions equal to $0.50 per share of series seed preferred stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like, (ii) the holders of series A preferred stock shall not be entitled to further participate in any distribution of the remaining assets of the Company following receipt by such holders of series A preferred stock of aggregate distributions equal to $2.00 per share of series A preferred stock (as adjusted for any recapitalizations), and (iii) the holders of series B preferred stock shall not be entitled to further participate in any distribution of the remaining assets of the Company following receipt by such holders of series B preferred stock of aggregate distributions equal to $4.00 per share of series B preferred stock (as adjusted for any recapitalizations).

Voting

On any matter presented to the shareholders of the Company for their action or consideration at any meeting of shareholders of the Company (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the third amended and restated articles of incorporation, holders of preferred stock shall vote together with the holders of common stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, and shall be entitled, notwithstanding any provision hereof, to notice of any shareholders’ meeting in accordance with the bylaws of the Company.

7.	COMMON STOCK

The Company was authorized to issue 20,500,000 shares of common stock with no par value per share as of June 30, 2017, December 31, 2016 and 2015. The shares of common stock issued and outstanding were 4,017,738, 3,725,238 and 3,332,852, excluding 413,667, 606,833 and 640,386 legally issued shares subject to repurchase related to the early exercise of options to purchase common stock as of June 30, 2017, December 31, 2016 and 2015, respectively.

The Company has reserved the following number of shares of common stock for future issuances:

	December 31, 2016	June 30, 2017
		(unaudited)
Series Seed preferred stock	4,660,000	4,660,000
Series A preferred stock	4,500,000	4,500,000
Series B preferred stock	1,582,500	1,582,500
Stock option plan:
Outstanding stock awards	1,575,667	1,662,501
Shares available for future issuance under the 2012 Stock Option Plan	1,987,983	1,608,649

Total common stock reserved for future issuances	14,306,150	14,013,650

8.	STOCK OPTION PLAN

In 2012, the Company adopted a stock option plan (“2012 Plan”) to provide additional incentives to employees and to promote the best interests of the Company and its stockholders. Under the Plan, the Board of

Directors may grant incentive stock options to employees, and directors, and non-qualified stock options or restricted stock awards to employees, directors and consultants. The Company has reserved 5,400,000 shares of its common stock for issuance under the 2012 Plan. The exercise price of each option equals the fair value of the Company’s stock on the date of grant, as determined by the board of directors.

The Company has various vesting agreements with employees. Options granted to employees generally vest over a five-year period with 20% vesting at the end of one year and the remaining to vest monthly thereafter. Options granted generally are exercisable up to 10 years.

Early Exercise of Stock Options

Certain employees and directors have exercised options granted under the 2012 Plan prior to vesting. The unvested shares are subject to a repurchase right held by us at the original purchase price. The proceeds initially are recorded as liability related to early exercised stock options and reclassified to additional paid in capital as the repurchase right lapses. The Company issued 37,167, 302,083, 302,083 and 459,425 unvested shares of common stock upon early exercise for the six months ended June 30, 2017 and 2016, and for the years ended December 31, 2016 and 2015, respectively, for total exercise proceeds of $26,000, $113,000, $113,000 and $163,000, respectively. For the six months ended June 30, 2017 and 2016, and for the year ended December 31, 2016, the Company repurchased 45,666, 37,167 and 37,167, respectively, shares of unvested common stock related to early exercised stock options at the original purchase price due to termination of employees. No shares of common stock related to unvested stock options were repurchased during the year ended December 31, 2015. As of June 30, 2017 and December 31, 2016 and 2015, 413,667, 606,833 and 640,386 shares, respectively, held by employees and nonemployees were subject to repurchase at an aggregate price of $172,000, $223,000 and $186,000, respectively.

Stock option activity under the 2012 Plan is summarized as follows:

	Options Available for Grant	Options Issued and Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
As of December 31, 2014	3,043,450	1,352,354	$0.12	8.6	$327
Granted	(561,800)	561,800	0.42
Exercised (1)	—	(439,768)	0.09
Canceled	35,000	(35,000)	0.14

As of December 31, 2015	2,516,650	1,439,386	$0.25	8.4	$1,035

Granted	(560,834)	560,834	1.75
Exercised (1)	—	(392,386)	0.19
Canceled	62,167	(62,167)	0.23

As of December 31, 2016	2,017,983	1,545,667	$0.81	8.2	$3,216

Granted (unaudited)	(428,500)	428,500	$2.92
Exercised (1) (unaudited)	—	(292,500)	$0.25
Cancelled (unaudited)	49,166	(49,166)	$0.41

As of June 30, 2017 (unaudited)	1,638,649	1,632,501	$1.48	8.5	$2,779

Options vested and expected to vest as of December 31, 2016		1,448,214	$0.79	8.2	$3,044

Options vested and exercisable as of December 31, 2016		301,137	$0.52	7.4	$715

Options vested and expected to Vest as of June 30, 2017 (unaudited)		1,525,921	$1.44	8.51	$2,654

Options vested and exercisable as of June 30, 2017 (unaudited)		296,703	$0.93	7.79	$667

(1)	Includes vesting of early-exercised options.

The stock options outstanding and exercisable by exercise price at December 31, 2016, are as follows:

	Options Outstanding			Options Vested and Exercisable
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.03	157,500	5.8	$0.03	50,000	$0.03
$0.10	108,333	6.4	$0.10	64,167	$0.10
$0.16	185,750	7.1	$0.16	59,333	$0.16
$0.37	487,583	8.3	$0.37	69,333	$0.37
$0.97	322,667	9.2	$0.97	21,845	$0.97
$2.51	283,834	9.7	$2.51	36,459	$2.51

	1,545,667	8.2	$0.81	301,137	$0.52

The stock options outstanding and exercisable by exercise price at June 30, 2017, are as follows:

	Options Outstanding			Options Vested and Exercisable
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
$0.03	36,500	5.3	$0.03	—	$—
$0.10	59,167	5.9	$0.10	30,000	$0.10
$0.16	160,250	6.6	$0.16	68,833	$0.16
$0.37	384,084	7.9	$0.37	75,500	$0.37
$0.97	280,333	8.7	$0.97	50,461	$0.97
$2.51	283,834	9.2	$2.51	59,626	$2.51
$2.89	55,000	9.7	$2.89	—	$—
$2.93	373,333	9.9	$2.93	12,283	$2.93

	1,632,501	8.5	$1.48	296,703	$0.93

The aggregate intrinsic value of options exercised for the six months ended June 30, 2017 and 2016, and for the years ended December 31, 2016 and 2015 was $423,000, $752,000, $752,000 and $564,000, respectively.

Restricted Stock Awards

During the year ended December 31, 2016, the Company granted 30,000 shares of common stock as restricted stock unit awards, and the related stock-based compensation was immaterial. All restricted stock unit awards are subject to repurchase as of December 31, 2016. No restricted stock unit awards were granted for the six months ended June 30, 2017.

9.	STOCK-BASED COMPENSATION

The Company records stock-based compensation based on fair value as of the grant date using the Black-Scholes option-pricing model. The Company recognizes such costs as compensation expense on a straight-line basis over the employee’s requisite service period, which is generally five years. The Company’s valuation assumptions are as follows:

Fair value of common stock — Given the absence of a public trading market, the Company’s Board of Directors considered numerous objective and subjective factors to determine the fair value of the Company’s common stock which included, but were not limited to (i) contemporaneous independent third-party valuations of the Company’s common stock; (ii) the rights and preferences of the Company’s preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions.

Risk-free interest rate — The Company bases the risk-free interest rate used in the Black-Scholes option-pricing model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent expected term of the options for each option group.

Expected term — The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. To determine the expected term, we generally apply the simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award as we do not have sufficient historical exercise data to provide a reasonable basis for an estimate of expected term.

Volatility — As the Company does not have any trading history to determine the volatility of its common stock, the Company determines volatility based on the historical stock volatilities of a group of publicly listed guideline companies over a period equal to the expected terms of the options.

Dividend yield — The Company has never declared or paid any cash dividends and does not currently plan to pay a cash dividend in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.

Employee Stock Awards

The remaining unrecognized stock-based compensation expense related to non-vested options, was $1.5 million and $822,000 as of June 30, 2017 and December 31, 2016, respectively, and will be recognized over a weighted-average remaining period of approximately 3.9 and 3.7 years, respectively.

The following table summarizes the weighted-average assumptions used in the Black-Scholes option-pricing model to determine fair value of stock options:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)
Expected term (in years)	6.30	6.19	6.24	6.30
Risk-free interest rate	1.67%	1.38%	1.48%	2.02%
Expected volatility	46%	51%	51%	53%
Dividend rate	0%	0%	0%	0%
Fair value of common stock	$0.86	$2.35	$2.01	$3.05

The weighted-average grant date fair value for employee stock awards for the six months ended June 30, 2017 and 2016, and for the years ended December 31, 2016 and 2015 was $1.63, $1.36, $1.36 and $0.53, respectively.

Stock-Based Compensation Expense — The following table summarizes the distribution of stock-based compensation expense (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)
Cost of revenue	$7	$15	$7	$13
Research and development	73	102	48	77
Selling, general and administrative	84	322	132	199

Total	$164	$439	$187	$289

The Company did not realize any income tax benefit from stock option exercises for the six months ended June 30, 2017 and 2016, and for the years ended December 31, 2016 and 2015.

Non-Employee Stock Awards

The Company estimates the fair value of non-employee stock options using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)
Expected term (in years)	10.0	10.0	10.0	10.0
Risk-free interest rate	2.09%	2.02%	1.69%	2.48%
Expected volatility	50%	53%	50%	55%
Dividend rate	0%	0%	0%	0%
Fair value of common stock	$0.84	$2.68	$2.39	$2.93

The Company granted non-employee stock options to purchase 20,000, 67,000, 157,834 and 131,800 shares of common stock and recognized stock-based compensation related to non-employee stock options of $92,000, $123,000, $200,000 and $124,000 for the six months ended June 30, 2017 and 2016, and for the years ended December 31, 2016 and 2015, respectively. The weighted-average grant date fair value for non-employee stock awards for the six months ended June 30, 2017 and 2016, and for the years ended December 31, 2016 and 2015 was $1.93, $1.44, $2.16 and $0.53, respectively.

The remaining unrecognized stock-based compensation expense related to non-vested options, was $159,000 and $181,000 as of June 30, 2017 and December 31, 2016, respectively, and will be recognized over a weighted-average remaining period of approximately four years.

10.	INCOME TAXES

The components of income before income taxes are as follows (in thousands):

	Year Ended December 31,
	2015	2016
United States	$3,888	$5,311
Foreign	1	52

Income before income taxes	$3,889	$5,363

The components of the provision for income taxes are as follows (in thousands):

	December 31,
	2015	2016
Current:
Federal	$659	$2,034
Foreign	1	40
State	1	1

Total current	661	2,075

Deferred — net	(829)	(193)

Provision for income taxes	$(168)	$1,882

The effective tax rate differs from the applicable U.S. statutory federal income tax rate as follows:

	Year Ended December 31,
	2015	2016
U.S. statutory federal taxes at statutory rate	34.0%	34.0%
State taxes — net of federal benefit	0.01	0.01
Research and development credits (benefit)	(4.08)	(2.59)
Permanent items & other	0.55	2.55
Change in valuation allowance	(34.80)	1.12

Effective tax rate	(4.32)%	35.09%

During the six months ended June 30, 2017, the Company’s provision for income taxes was primarily attributable to its domestic tax provision.

The components of deferred tax assets for federal and state income taxes are as follows (in thousands):

	December 31,
	2015	2016
Deferred tax assets:
Net operating loss carryforwards	$71	$71
Research and other credits	151	211
Accruals	192	464
Intangibles	623	574
Other	50	97

Total deferred tax assets	1,087	1,417

Valuation allowance	(222)	(282)

Deferred tax assets	865	1,135
Deferred Tax Liabilities:
Fixed Assets	(36)	$(113)

Net Deferred Tax Assets	$829	$1,022

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible or includable in taxable income. Management considers projected future taxable income and tax planning strategies in making this assessment. Based on the level of current period taxable income and its expected recurring profitability, Management believes it is more likely than not the Company will realize benefits of deductible differences and thus has not recorded a full valuation allowance. The Company’s valuation allowance increased by $60,000 as of December 31, 2016 compared to December 31, 2015. During the year ended December 31, 2015, the Company released $1.4 million of valuation allowance.

As of December 31, 2016, the Company had net operating loss carryforwards of nil and $1,218,000 for federal and state income tax purposes, respectively, available to offset future taxable income. These net operating losses will begin to expire in 2032 if unused. The Company also has research and other tax credit carryforwards of approximately nil and $400,000 for federal and state income tax purposes, respectively. The state tax credits can be carried forward indefinitely. Current tax laws impose substantial restrictions on the utilization of net operating losses and credit carryforwards in the event of an “ownership change”, as defined by the Internal Revenue Code (IRC). If there should be an ownership change, the Company’s ability to utilize its carryforwards could be limited.

As of December 31, 2016, the Company had unrecognized tax benefits of $90,000 and $100,000 for federal and state income tax purposes, respectively, due to research and development credits. The reversal only of the unrecognized federal tax benefit would impact the effective tax rate since the California deferred tax assets are subject to a full valuation allowance. The Company’s tax filings for the fiscal years from 2012 to 2016 remain open in various tax jurisdictions. The Company does not anticipate that its unrecognized tax benefit will change significantly in the coming fiscal year.

11.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through March 7, 2017, the date on which consolidated financial statements for the year ended December 31, 2016 were issued.

On January 23, 2017, the Company renewed its operating lease agreement for its office facility in Taiwan, extending the expiration date to February 28, 2018. Future minimum lease payments for this operating lease agreement amount to approximately $24,000 and $5,000 for the years ended December 31, 2017 and 2018, respectively.

For the six months ended June 30, 2017, the Company evaluated subsequent events through August 31, 2017, the date on which the unaudited interim consolidated financial statements were available to be issued.

1,520,000 Japanese Depositary Shares

Representing 1,520,000 Shares of Common Stock

Techpoint, Inc.

Japanese Depositary Shares

PROSPECTUS

Mizuho Securities Co., Ltd

Daiwa Securities Co. Ltd.                        SBI Securities Co. Ltd.

                    , 2017

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee.

SEC registration fee	$1,418
Tokyo Stock Exchange listing fee	22,000
Accounting fees and expenses	517,000
Legal fees and expenses	1,675,000
Printing and engraving expenses	160,000
Registrar and Transfer Agent’s fees	47,000
Miscellaneous	196,000

Total	$2,618,418

Item 14.	Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law, or DGCL, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of the Registrant—by reason of the fact that the person is or was a director, officer, agent or employee of the Registrant, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Registrant as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Registrant, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Registrant’s restated certificate of incorporation and amended and restated bylaws, filed as Exhibits 3.1(b) and 3.2(b) hereto, provide that the Registrant shall indemnify its directors, officers, employees and other agents to the fullest extent not prohibited by the DGCL or any other applicable law. In addition, the Registrant has entered into agreements to indemnify its directors and expects to continue to enter into agreements to indemnify all of its directors. Prior to the closing of the offering, the Registrant plans to amend and restate its indemnification agreements with its directors and enter into similar agreements with each of its officers. These agreements will require the Registrant, among other things, to indemnify its directors and officers against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, which we refer to as the Securities Act. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

The form of Underwriting Agreement, filed as Exhibit 1.1 hereto, provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

The form of Trust Agreement, filed as Exhibit 4.3 hereto, provides for indemnification by you of the Registrant, the trustees and the settlor, each of their respective agents for certain liabilities that may arise in connection with the administration of the JDSs.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since December 31, 2013:

On various dates between April and October 2014, the Registrant issued and sold an aggregate of 1,582,500 shares of Series B convertible preferred stock at a per share price of $2.00, for an aggregate purchase price of $3,165,000 to a total of 12 accredited investors. Of this amount, $500,000 was paid for by cancellation of principal under the promissory notes described in the paragraph immediately above.

The Registrant has granted stock options to its directors, officers, employees, and consultants to purchase an aggregate of 2,362,684 shares of common stock pursuant to the Registrant’s 2012 Stock Incentive Plan, with exercise prices ranging from $0.10 to $3.18 per share.

The Registrant has issued and sold an aggregate of 1,787,350 shares of its common stock pursuant to awards granted under the Registrant’s 2012 Stock Incentive Plan, for an aggregate purchase price of $410,724.

The Registrant has granted restricted stock unit awards to consultants totaling 30,000 shares of common stock pursuant to the Registrants 2012 Stock Incentive Plan.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed as part of this Registration Statement:

EXHIBIT INDEX

Exhibit Number	Description

1.1†	English Translation of Form of Underwriting Agreement

1.2†	English Translation of Form of Green Shoe Option Agreement

1.3†	English Translation of Form of Agreement Concerning Share Lending Transaction of Shares of Common Stock of Techpoint, Inc.

3.1(a)†	Certificate of Incorporation of the Registrant

3.1(b)†	Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering

3.2(a)†	Bylaws of the Registrant

3.2(b)†	Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

4.1†	Form of Common Stock Certificate

4.2†	Second Amended and Restated Investors’ Rights Agreement, dated April 30, 2014, between the Registrant and certain investors, and form of amendment

4.3†	English Translation of Form of Trust Agreement between the Registrant, the trustees, the settlor and the beneficial holders of Japanese Depositary Shares issued thereunder

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP

10.1#†	Form of Indemnification Agreement between the Registrant and its officers and directors

10.2#†	2012 Stock Incentive Plan and forms of agreements thereunder

10.3#†	Form of 2017 Stock Incentive Plan and forms of agreements thereunder

10.4†	Lease between the Registrant and Silicon Valley Center Office LLC, dated September 22, 2014, as amended

23.1	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm

23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)

24.1†	Power of Attorney

#	Management contract or compensatory arrangement
†	Previously filed

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Jose, State of California, on the 15th day of September, 2017.

TECHPOINT, INC.

By	/S/ FUMIHIRO KOZATO
Fumihiro Kozato President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ FUMIHIRO KOZATO Fumihiro Kozato	President, Chief Executive Officer (Principal Executive Officer) and Director	September 15, 2017

/S/ YUKIKO TEGARDEN Yukiko Tegarden	Chief Financial Officer (Principal Financial and Accounting Officer)	September 15, 2017

* Robert Cochran	Director	September 15, 2017

* Fun-Kai Liu	Director	September 15, 2017

* Koji Mori	Director	September 15, 2017

* Dr. Yaichi Aoshima, Ph.D.	Director	September 15, 2017

*By:	/S/ FUMIHIRO KOZATO
Fumihiro Kozato Attorney-in-Fact